FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Financial Asset Securities Corp.   0001003197

Exact Name of Registrant as Specified in Charter   **Registrant CIK Number**

Form 8-K, March 25, 2004, Series 2004-1   333-111379

Name of Person Filing the Document
(If Other than the Registrant)



04021562

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March ___, 2004

FINANCIAL ASSET SECURITIES CORP.

By: _____

Name: Frank Skribo

Title: SVP

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Meritage Mortgage Loan Trust 2004-1

Meritage
Mortgage Corporation

$639,960,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WAMU Capital Corp.
Co-Underwriter

✻RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

✖ RBS Greenwich Capital

RBS Greenwich Capital

Meritage_04_1 Class M2 BE Analysis

Terwin

Balance	$13,200,000.00	Delay 0
		Dated 3/30/2004
Settle	3/30/2004	First Payment 4/25/2004

	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Prepay			
CDR	2.77 for 9 months 14.245 Ongoing	2.83 for 9 months 18.513 Ongoing	2.885 for 9 months 24.208 Ongoing
Loss Severity	55%	55%	55%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Triggers	Fail	Fail	Fail
WAL	14.50	8.62	5.84
Mod Durn	10.24	7.09	5.16
Principal Writedown	3,902.24 (0.03%)	44.66 (0.00%)	4,430.20 (0.03%)
Total Collat Loss (Collat Maturity)	161,736,911.83 (24.51%)	121,136,308.91 (18.36%)	104,699,853.93 (15.87%)
Total Collat Liquidation (Collat Maturity)	291,598,326.78 (44.20%)	218,554,570.21 (33.13%)	188,921,707.15 (28.64%)

Meritage Mortgage Loan Trust 2004-1

Meritage
Mortgage Corporation

$639,960,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WAMU Capital Corp.
Co-Underwriter

✸ RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

✖✖ RBS Greenwich Capital

RBS Greenwich Capital

Meritage Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 150%
ARM PPC: 150%
Forward LIBOR

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
1	1.10000	1.18500	4.61120	No	Yes
2	1.11900	1.22900	5.86653	No	Yes
3	1.13800	1.28400	5.79312	No	Yes
4	1.19500	1.35200	5.78399	No	Yes
5	1.24100	1.42800	5.67939	No	Yes
6	1.29700	1.51600	5.61705	No	Yes
7	1.36700	1.61500	5.59891	No	Yes
8	1.44800	1.72200	5.45091	No	Yes
9	1.54100	1.83800	5.41433	No	Yes
10	1.64800	1.96100	5.23305	No	Yes
11	1.76700	2.08600	5.10440	No	Yes
12	1.88600	2.21500	5.20653	No	Yes
13	2.00600	2.34300	4.84500	No	Yes
14	2.14100	2.46900	4.78512	No	Yes
15	2.26800	2.59300	4.56108	No	Yes
16	2.39400	2.71000	4.51840	No	Yes
17	2.53100	2.81700	4.27670	No	Yes
18	2.65000	2.90700	4.14826	No	Yes
19	2.75500	2.98900	4.14110	No	Yes
20	2.87400	3.06800	3.90546	No	Yes
21	2.96700	3.14600	3.92163	No	Yes
22	3.02600	3.22600	4.52305	No	Yes
23	3.06700	3.31300	4.47805	No	Yes
24	3.13000	3.41000	4.76650	No	Yes
25	3.22800	3.51100	4.55941	No	Yes
26	3.33600	3.61000	4.56623	No	Yes
27	3.44100	3.70400	4.31803	No	Yes
28	3.54200	3.79300	4.63854	No	Yes
29	3.63800	3.87500	4.39113	No	Yes
30	3.72900	3.94900	4.28108	No	Yes
31	3.81400	4.01600	4.41707	No	Yes
32	3.89200	4.07700	4.23273	No	Yes
33	3.96300	4.13300	4.67617	No	Yes
34	4.02500	4.18600	4.65111	No	Yes
35	4.07900	4.23700	4.58093	No	Yes
36	4.12400	4.28700	4.99848	No	Yes
37	4.17000	4.33800	4.64550	No	Yes
38	4.22300	4.38900	4.46642	No	Yes
39	4.27400	4.43900	4.39702	No	Yes
40	4.32500	4.48900	4.75969	No	Yes
41	4.37500	4.53800	4.58522	No	Yes
42	4.42400	4.58700	4.58118	No	Yes
43	4.47200	4.63500	4.80469	No	Yes
44	4.52000	4.68300	4.61648	No	Yes
45	4.56700	4.73200	4.81631	No	Yes
46	4.61400	4.78100	4.76299	No	Yes
47	4.66100	4.82900	4.75874	No	Yes
48	4.70700	4.87400	5.10481	No	Yes

Meritage Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 150%
ARM PPC: 150%
Forward LIBOR + 150

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
1	1.10000	1.18500	4.61120	No	Yes
2	2.61900	2.72900	4.39682	No	Yes
3	2.63800	2.78400	4.27483	No	Yes
4	2.69500	2.85200	4.31513	No	Yes
5	2.74100	2.92800	4.16212	No	Yes
6	2.79700	3.01600	4.10041	No	Yes
7	2.86700	3.11500	4.13189	No	Yes
8	2.94800	3.22200	3.93579	No	Yes
9	3.04100	3.33800	3.94897	No	Yes
10	3.14800	3.46100	3.71985	No	Yes
11	3.26700	3.58600	3.59233	No	Yes
12	3.38600	3.71500	3.84191	No	Yes
13	3.50600	3.84300	3.33557	No	Yes
14	3.64100	3.96900	3.32587	No	Yes
15	3.76800	4.09300	3.05695	No	Yes
16	3.89400	4.21000	3.06305	No	Yes
17	4.03100	4.31700	2.78089	No	Yes
18	4.15000	4.40700	2.65754	No	Yes
19	4.25500	4.48900	2.69861	No	Yes
20	4.37400	4.56800	2.43257	No	Yes
21	4.46700	4.64600	2.49368	No	Yes
22	4.52600	4.72600	3.53230	No	Yes
23	4.56700	4.81300	3.49751	No	Yes
24	4.63000	4.91000	3.93171	No	Yes
25	4.72800	5.01100	3.71202	No	Yes
26	4.83600	5.11000	3.76935	No	Yes
27	4.94100	5.20400	3.48026	No	Yes
28	5.04200	5.29300	3.95751	No	Yes
29	5.13800	5.37500	3.67027	No	Yes
30	5.22900	5.44900	3.56405	No	Yes
31	5.31400	5.51600	3.80128	No	Yes
32	5.39200	5.57700	3.59607	No	Yes
33	5.46300	5.63300	4.18020	No	Yes
34	5.52500	5.68600	4.21323	No	Yes
35	5.57900	5.73700	4.14909	No	Yes
36	5.62400	5.78700	4.70782	No	Yes
37	5.67000	5.83800	4.28355	No	Yes
38	5.72300	5.88900	4.08466	No	Yes
39	5.77400	5.93900	4.08902	No	Yes
40	5.82500	5.98900	4.49748	No	Yes
41	5.87500	6.03800	4.27209	No	Yes
42	5.92400	6.08700	4.26369	No	Yes
43	5.97200	6.13500	4.59000	No	Yes
44	6.02000	6.18300	4.34891	No	Yes
45	6.06700	6.23200	4.60105	No	Yes
46	6.11400	6.28100	4.50898	No	Yes
47	6.16100	6.32900	4.50327	No	Yes
48	6.20700	6.37400	4.94332	No	Yes

✖ RBS Greenwich Capital

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
49	6.25800	6.41700	4.53174	No	Yes
50	6.30800	6.45400	4.35483	Yes	Yes
51	6.35400	6.48600	4.15276	Yes	Yes
52	6.39400	6.51100	4.49104	Yes	Yes
53	6.42800	6.53000	4.25189	Yes	Yes
54	6.45700	6.54100	4.25463	Yes	Yes
55	6.47900	6.54600	4.53196	Yes	Yes
56	6.49400	6.54800	4.31945	Yes	Yes
57	6.50200	6.55600	4.59356	Yes	Yes
58	6.50300	6.57000	4.42660	Yes	Yes
59	6.49600	6.59100	4.47689	Yes	Yes
60	6.48200	6.62000	5.21558	Yes	Yes
61	6.49500	6.65800	4.58108	Yes	Yes
62	6.54000	6.70000	4.81144	Yes	Yes
63	6.58400	6.74100	4.61660	Yes	Yes
64	6.62600	6.77900	4.93798	Yes	Yes
65	6.66700	6.81600	4.72915	Yes	Yes
66	6.70500	6.85100	4.75039	Yes	Yes
67	6.74200	6.88400	5.03708	Yes	Yes
68	6.77800	6.91400	4.85126	Yes	Yes
69	6.81100	6.94300	5.13229	Yes	Yes
70	6.84200	6.96900	5.02897	Yes	Yes
71	6.87100	6.99200	5.07562	Yes	Yes
72	6.89700	7.01400	5.76557	Yes	Yes
73	6.92200	7.03200	5.21017	Yes	Yes
74	6.94400	7.04900	5.48417	Yes	Yes
75	6.96400	7.06200	5.36333	Yes	Yes
76	6.98100	7.07300	5.68116	Yes	Yes
77	6.99500	7.08100	5.56584	Yes	Yes
78	7.00700	7.08600	5.65415	Yes	Yes
79	7.01700	7.08800	5.94590	Yes	Yes
80	7.02300	7.09000	5.85651	Yes	Yes
81	7.02600	7.09100	6.15067	Yes	Yes
82	7.02700	7.09600	6.09103	Yes	Yes
83	7.02400	7.10300	6.21603	Yes	Yes
84	7.01900	7.11300	6.85699	Yes	Yes
85	7.02300	7.12600	6.49041	Yes	Yes
86	7.03800	7.14200	6.78684	Yes	Yes
87	7.05300	7.15700	6.78085	Yes	Yes
88	7.06800	7.17200	7.10960	Yes	Yes
89	7.08300	7.18700	7.12673	Yes	Yes
90	7.09800	7.20200	7.30199	Yes	Yes
91	7.11300	7.21800	7.63067	Yes	Yes
92	7.12800	7.23300	7.70131	Yes	Yes
93	7.14200	7.24800	8.03656	Yes	Yes
94	7.15700	7.26300	8.17405	Yes	Yes
95	7.17200	7.27900	8.41074	Yes	Yes
96	7.18700	7.29500	8.84007	Yes	Yes
97	7.20200	7.31000	8.93866	Yes	Yes
98	7.21700	7.32600	9.29048	Yes	Yes
99	7.23200	7.34300	9.52341	Yes	Yes
100	7.24800	7.35900	9.91189	Yes	Yes
101	7.26400	7.37600	10.18279	Yes	Yes
102	7.27900	7.39300	10.52028	Yes	Yes
103	7.29600	7.41000	10.90397	Yes	Yes
104	7.31200	7.42800	11.25922	Yes	Yes

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
49	4.75800	4.91700	4.78434	No	Yes
50	4.80800	4.95400	4.56074	Yes	Yes
51	4.85400	4.98600	4.39925	Yes	Yes
52	4.89400	5.01100	4.68576	Yes	Yes
53	4.92800	5.03000	4.49422	Yes	Yes
54	4.95700	5.04100	4.49735	Yes	Yes
55	4.97900	5.04600	4.72308	Yes	Yes
56	4.99400	5.04800	4.55709	Yes	Yes
57	5.00200	5.05600	4.78478	Yes	Yes
58	5.00300	5.07000	4.66335	Yes	Yes
59	4.99600	5.09100	4.71278	Yes	Yes
60	4.98200	5.12000	5.31353	Yes	Yes
61	4.99500	5.15800	4.81368	Yes	Yes
62	5.04000	5.20000	4.99728	Yes	Yes
63	5.08400	5.24100	4.84499	Yes	Yes
64	5.12600	5.27900	5.11921	Yes	Yes
65	5.16700	5.31600	4.95141	Yes	Yes
66	5.20500	5.35100	4.96904	Yes	Yes
67	5.24200	5.38400	5.20838	Yes	Yes
68	5.27800	5.41400	5.06111	Yes	Yes
69	5.31100	5.44300	5.29418	Yes	Yes
70	5.34200	5.46900	5.22644	Yes	Yes
71	5.37100	5.49200	5.26662	Yes	Yes
72	5.39700	5.51400	5.82596	Yes	Yes
73	5.42200	5.53200	5.38545	Yes	Yes
74	5.44400	5.54900	5.61084	Yes	Yes
75	5.46400	5.56200	5.52039	Yes	Yes
76	5.48100	5.57300	5.78894	Yes	Yes
77	5.49500	5.58100	5.70126	Yes	Yes
78	5.50700	5.58600	5.77588	Yes	Yes
79	5.51700	5.58800	6.01738	Yes	Yes
80	5.52300	5.58900	5.95056	Yes	Yes
81	5.52600	5.59100	6.19379	Yes	Yes
82	5.52700	5.59600	6.15285	Yes	Yes
83	5.52400	5.60300	6.26003	Yes	Yes
84	5.51900	5.61300	6.78343	Yes	Yes
85	5.52300	5.62600	6.49454	Yes	Yes
86	5.53800	5.64200	6.73822	Yes	Yes
87	5.55300	5.65700	6.73958	Yes	Yes
88	5.56800	5.67200	7.01450	Yes	Yes
89	5.58300	5.68700	7.03355	Yes	Yes
90	5.59800	5.70200	7.18032	Yes	Yes
91	5.61300	5.71800	7.45358	Yes	Yes
92	5.62800	5.73300	7.51690	Yes	Yes
93	5.64200	5.74800	7.79546	Yes	Yes
94	5.65700	5.76300	7.91856	Yes	Yes
95	5.67200	5.77900	8.11646	Yes	Yes
96	5.68700	5.79500	8.46943	Yes	Yes
97	5.70200	5.81000	8.55956	Yes	Yes
98	5.71700	5.82600	8.85204	Yes	Yes
99	5.73200	5.84300	9.05078	Yes	Yes
100	5.74800	5.85900	9.37707	Yes	Yes
101	5.76400	5.87600	9.60894	Yes	Yes
102	5.77900	5.89300	9.88888	Yes	Yes
103	5.79600	5.91000	10.20773	Yes	Yes
104	5.81200	5.92800	10.48510	Yes	Yes

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
105	5.82900	5.94600	10.51074	Yes	No
106	5.84600	5.96500	10.52606	Yes	No
107	5.86400	5.98400	10.51226	Yes	No
108	5.88100	6.00300	10.49791	Yes	No
109	5.90000	6.02300	10.49668	Yes	No
110	5.91800	6.04400	10.48399	Yes	No
111	5.93800	6.06500	10.48006	Yes	No
112	5.95700	6.08700	10.49658	Yes	No
113	5.97800	6.10900	10.48215	Yes	No
114	5.99800	6.13200	10.46715	Yes	No
115	6.02000	6.15500	10.46631	Yes	No
116	6.04200	6.17700	10.45312	Yes	No
117	6.06400	6.19300	10.44849	Yes	No
118	6.08700	6.20500	10.46096	Yes	No
119	6.11100	6.21200	10.44586	Yes	No
120	6.13600	6.21400	10.43037	Yes	No
121	6.14500	6.21200	10.42052	Yes	No
122	6.13900	6.20600	10.40545	Yes	No
123	6.13400	6.20100	10.39067	Yes	No
124	6.12900	6.19700	10.37364	Yes	No
125	6.12400	6.19300	10.35837	Yes	No
126	6.11900	6.18900	10.34326	Yes	No
127	6.11500	6.18600	10.32595	Yes	No
128	6.11100	6.18300	10.31081	Yes	No
129	6.10700	6.18100	10.29472	Yes	No
130	6.10500	6.18000	10.27681	Yes	No
131	6.10200	6.17900	10.26233	Yes	No
132	6.10000	6.17900	10.24803	Yes	No
133	6.09900	6.17900	10.23328	Yes	No
134	6.09900	6.18000	10.21921	Yes	No
135	6.09900	6.18200	10.20536	Yes	No
136	6.09900	6.18500	10.19247	Yes	No
137	6.10100	6.18900	10.17885	Yes	No
138	6.10300	6.19300	10.16535	Yes	No
139	6.10600	6.19900	10.15344	Yes	No
140	6.11000	6.20600	10.14046	Yes	No
141	6.11500	6.21600	10.12924	Yes	No
142	6.12100	6.22900	10.12319	Yes	No
143	6.12700	6.24300	10.11041	Yes	No
144	6.13500	6.26000	10.09763	Yes	No
145	6.14900	6.27700	10.09008	Yes	No
146	6.16900	6.29500	10.07831	Yes	No
147	6.18800	6.31200	10.07064	Yes	No
148	6.20600	6.32800	10.07223	Yes	No
149	6.22300	6.34300	10.06007	Yes	No
150	6.23900	6.35700	10.04782	Yes	No
151	6.25400	6.36900	10.04107	Yes	No
152	6.26800	6.38100	10.02973	Yes	No
153	6.28100	6.39100	10.02133	Yes	No
154	6.29300	6.40100	10.01871	Yes	No
155	6.30300	6.40900	10.00712	Yes	No
156	6.31300	6.41600	9.99554	Yes	No
157	6.32100	6.42100	9.98682	Yes	No
158	6.32900	6.42600	9.97587	Yes	No
159	6.33500	6.42900	9.96624	Yes	No
160	6.34000	6.43000	9.95851	Yes	No

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
105	7.32900	7.44600	11.30643	Yes	No
106	7.34600	7.46500	11.31227	Yes	No
107	7.36400	7.48400	11.28881	Yes	No
108	7.38100	7.50300	11.26475	Yes	No
109	7.40000	7.52300	11.25390	Yes	No
110	7.41800	7.54400	11.23154	Yes	No
111	7.43800	7.56500	11.21800	Yes	No
112	7.45700	7.58700	11.22508	Yes	No
113	7.47800	7.60900	11.20100	Yes	No
114	7.49800	7.63200	11.17633	Yes	No
115	7.52000	7.65500	11.16582	Yes	No
116	7.54200	7.67700	11.14305	Yes	No
117	7.56400	7.69300	11.12830	Yes	No
118	7.58700	7.70500	11.13130	Yes	No
119	7.61100	7.71200	11.10670	Yes	No
120	7.63600	7.71400	11.08171	Yes	No
121	7.64500	7.71200	11.06230	Yes	No
122	7.63900	7.70600	11.03783	Yes	No
123	7.63400	7.70100	11.01364	Yes	No
124	7.62900	7.69700	10.98733	Yes	No
125	7.62400	7.69300	10.96279	Yes	No
126	7.61900	7.68900	10.93846	Yes	No
127	7.61500	7.68600	10.91204	Yes	No
128	7.61100	7.68300	10.88778	Yes	No
129	7.60700	7.68100	10.86270	Yes	No
130	7.60500	7.68000	10.83584	Yes	No
131	7.60200	7.67900	10.81241	Yes	No
132	7.60000	7.67900	10.78922	Yes	No
133	7.59900	7.67900	10.76567	Yes	No
134	7.59900	7.68000	10.74284	Yes	No
135	7.59900	7.68200	10.72030	Yes	No
136	7.59900	7.68500	10.69878	Yes	No
137	7.60100	7.68900	10.67663	Yes	No
138	7.60300	7.69300	10.65466	Yes	No
139	7.60600	7.69900	10.63433	Yes	No
140	7.61000	7.70600	10.61304	Yes	No
141	7.61500	7.71600	10.59348	Yes	No
142	7.62100	7.72900	10.57919	Yes	No
143	7.62700	7.74300	10.55835	Yes	No
144	7.63500	7.76000	10.53759	Yes	No
145	7.64900	7.77700	10.52204	Yes	No
146	7.66900	7.79500	10.50248	Yes	No
147	7.68800	7.81200	10.48683	Yes	No
148	7.70600	7.82800	10.47995	Yes	No
149	7.72300	7.84300	10.46030	Yes	No
150	7.73900	7.85700	10.44063	Yes	No
151	7.75400	7.86900	10.42603	Yes	No
152	7.76800	7.88100	10.40749	Yes	No
153	7.78100	7.89100	10.39178	Yes	No
154	7.79300	7.90100	10.38065	Yes	No
155	7.80300	7.90900	10.36215	Yes	No
156	7.81300	7.91600	10.34377	Yes	No
157	7.82100	7.92100	10.32793	Yes	No
158	7.82900	7.92600	10.31037	Yes	No
159	7.83500	7.92900	10.29415	Yes	No
160	7.84000	7.93000	10.27923	Yes	No

RBS Greenwich Capital

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
161	6.34400	6.43100	9.94772	Yes	No
162	6.34600	6.43000	9.93707	Yes	No
163	6.34700	6.42800	9.92691	Yes	No
164	6.34700	6.42400	9.91660	Yes	No
165	6.34500	6.41900	9.90614	Yes	No
166	6.34200	6.41200	9.89444	Yes	No
167	6.33800	6.40400	9.88467	Yes	No
168	6.33200	6.39400	9.87512	Yes	No
169	6.32500	6.38300	9.86394	Yes	No
170	6.31600	6.37000	9.85449	Yes	No
171	6.30600	6.35600	9.84361	Yes	No
172	6.29500	6.34000	9.82865	Yes	No
173	6.28100	6.32200	9.82004	Yes	No
174	6.26700	6.30300	9.81173	Yes	No
175	6.25000	6.28200	9.80002	Yes	No
176	6.23200	6.26200	9.53772	Yes	No
177	6.21300	6.24700	9.17571	Yes	No
178	6.19100	6.23600	8.91677	Yes	No
179	6.16800	6.23100	8.89969	Yes	No
180	6.14400	6.23100	8.88305	Yes	No
181	6.13500	6.23600	8.41013	Yes	No
182	6.14400	6.24400	8.38732	Yes	No
183	6.15200	6.25100	8.36506	Yes	No
184	6.16000	6.25800	8.34554	Yes	No
185	6.16700	6.26500	8.32361	Yes	No
186	6.17400	6.27100	8.30183	Yes	No
187	6.18100	6.27700	8.28236	Yes	No
188	6.18700	6.28200	8.26126	Yes	No
189	6.19300	6.28700	8.24150	Yes	No
190	6.19900	6.29200	8.22426	Yes	No
191	6.20400	6.29600	8.20356	Yes	No
192	6.20800	6.29900	8.18302	Yes	No
193	6.21200	6.30300	8.16386	Yes	No
194	6.21600	6.30500	8.14388	Yes	No
195	6.21900	6.30800	8.12469	Yes	No
196	6.22200	6.30900	8.10663	Yes	No
197	6.22500	6.31000	8.08714	Yes	No
198	6.22700	6.31100	8.06784	Yes	No
199	6.22800	6.31100	8.04907	Yes	No
200	6.22900	6.31100	8.03030	Yes	No
201	6.23000	6.31000	8.01177	Yes	No
202	6.23000	6.30900	7.99340	Yes	No
203	6.22900	6.30700	7.97526	Yes	No
204	6.22800	6.30500	7.95733	Yes	No
205	6.22600	6.30200	7.93928	Yes	No
206	6.22400	6.29800	7.92170	Yes	No
207	6.22200	6.29400	7.90396	Yes	No
208	6.21900	6.29000	7.88542	Yes	No
209	6.21500	6.28500	7.86848	Yes	No
210	6.21100	6.27900	7.85176	Yes	No
211	6.20600	6.27200	7.83429	Yes	No
212	6.20100	6.26500	7.81780	Yes	No
213	6.19500	6.25800	7.80080	Yes	No
214	6.18800	6.25000	7.78217	Yes	No
215	6.18100	6.24100	7.76633	Yes	No
216	6.17400	6.23200	7.75070	Yes	No

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
161	7.84400	7.93100	10.26213	Yes	No
162	7.84600	7.93000	10.24526	Yes	No
163	7.84700	7.92800	10.22893	Yes	No
164	7.84700	7.92400	10.21259	Yes	No
165	7.84500	7.91900	10.19621	Yes	No
166	7.84200	7.91200	10.17909	Yes	No
167	7.83800	7.90400	10.16356	Yes	No
168	7.83200	7.89400	10.14835	Yes	No
169	7.82500	7.88300	10.13189	Yes	No
170	7.81600	7.87000	10.11694	Yes	No
171	7.80600	7.85600	10.10076	Yes	No
172	7.79500	7.84000	10.08156	Yes	No
173	7.78100	7.82200	10.06770	Yes	No
174	7.76700	7.80300	10.05424	Yes	No
175	7.75000	7.78200	10.03781	Yes	No
176	7.73200	7.76200	9.80430	Yes	No
177	7.71300	7.74700	9.48815	Yes	No
178	7.69100	7.73600	9.26534	Yes	No
179	7.66800	7.73100	9.24177	Yes	No
180	7.64400	7.73100	9.21873	Yes	No
181	7.63500	7.73600	8.80249	Yes	No
182	7.64400	7.74400	8.77280	Yes	No
183	7.65200	7.75100	8.74374	Yes	No
184	7.66000	7.75800	8.71750	Yes	No
185	7.66700	7.76500	8.68895	Yes	No
186	7.67400	7.77100	8.66063	Yes	No
187	7.68100	7.77700	8.63468	Yes	No
188	7.68700	7.78200	8.60723	Yes	No
189	7.69300	7.78700	8.58114	Yes	No
190	7.69900	7.79200	8.55770	Yes	No
191	7.70400	7.79600	8.53091	Yes	No
192	7.70800	7.79900	8.50436	Yes	No
193	7.71200	7.80300	8.47923	Yes	No
194	7.71600	7.80500	8.45343	Yes	No
195	7.71900	7.80800	8.42846	Yes	No
196	7.72200	7.80900	8.40453	Yes	No
197	7.72500	7.81000	8.37948	Yes	No
198	7.72700	7.81100	8.35470	Yes	No
199	7.72800	7.81100	8.33048	Yes	No
200	7.72900	7.81100	8.30633	Yes	No
201	7.73000	7.81000	8.28252	Yes	No
202	7.73000	7.80900	8.25893	Yes	No
203	7.72900	7.80700	8.23565	Yes	No
204	7.72800	7.80500	8.21267	Yes	No
205	7.72600	7.80200	8.18969	Yes	No
206	7.72400	7.79800	8.16722	Yes	No
207	7.72200	7.79400	8.14468	Yes	No
208	7.71900	7.79000	8.12158	Yes	No
209	7.71500	7.78500	8.10000	Yes	No
210	7.71100	7.77900	8.07871	Yes	No
211	7.70600	7.77200	8.05679	Yes	No
212	7.70100	7.76500	8.03589	Yes	No
213	7.69500	7.75800	8.01458	Yes	No
214	7.68800	7.75000	7.99168	Yes	No
215	7.68100	7.74100	7.97166	Yes	No
216	7.67400	7.73200	7.95193	Yes	No

RBS Greenwich Capital

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
217	7.66500	7.72100	7.93105	Yes	No
218	7.65700	7.71100	7.91181	Yes	No
219	7.64700	7.69900	7.89185	Yes	No
220	7.63700	7.68800	7.86967	Yes	No
221	7.62600	7.67500	7.85136	Yes	No
222	7.61500	7.66200	7.83334	Yes	No
223	7.60300	7.64800	7.81448	Yes	No
224	7.59000	7.63300	7.79897	Yes	No
225	7.57700	7.61800	7.78260	Yes	No
226	7.56300	7.60200	7.76341	Yes	No
227	7.54900	7.58500	7.74964	Yes	No
228	7.53300	7.56800	7.73623	Yes	No
229	7.51700	7.54900	7.72097	Yes	No
230	7.50100	7.53100	7.70782	Yes	No
231	7.48300	7.51100	7.69356	Yes	No
232	7.46500	7.49100	7.67619	Yes	No
233	7.44700	7.47000	7.66414	Yes	No
234	7.42700	7.44800	7.65244	Yes	No
235	7.40700	7.42500	7.63864	Yes	No
236	7.38600	7.40400	7.62712	Yes	No
237	7.36500	7.38500	7.61441	Yes	No
238	7.34200	7.37000	7.59889	Yes	No
239	7.31900	7.35700	7.58842	Yes	No
240	7.29500	7.34800	7.57855	Yes	No
241	7.28100	7.34200	7.56753	Yes	No
242	7.27700	7.33800	7.55804	Yes	No
243	7.27300	7.33400	7.54830	Yes	No
244	7.26900	7.33000	7.53800	Yes	No
245	7.26500	7.32800	7.52930	Yes	No
246	7.26100	7.32200	7.52081	Yes	No
247	7.25700	7.31700	7.51216	Yes	No
248	7.25300	7.31300	7.50401	Yes	No
249	7.24900	7.30900	7.49583	Yes	No
250	7.24500	7.30500	7.48735	Yes	No
251	7.24100	7.30000	7.47979	Yes	No
252	7.23700	7.29600	7.47243	Yes	No
253	7.23300	7.29200	7.46492	Yes	No
254	7.22800	7.28700	7.45785	Yes	No
255	7.22400	7.28300	7.45075	Yes	No
256	7.22000	7.27900	7.44338	Yes	No
257	7.21600	7.27400	7.43684	Yes	No
258	7.21200	7.27000	7.43047	Yes	No
259	7.20700	7.26600	7.42396	Yes	No
260	7.20300	7.26100	7.41785	Yes	No
261	7.19900	7.25700	7.41171	Yes	No
262	7.19400	7.25200	7.40532	Yes	No
263	7.19000	7.24800	7.39967	Yes	No
264	7.18600	7.24400	7.39417	Yes	No
265	7.18100	7.23900	7.38855	Yes	No
266	7.17700	7.23500	7.38328	Yes	No
267	7.17300	7.23000	7.37799	Yes	No
268	7.16900	7.22600	7.37250	Yes	No
269	7.16400	7.22100	7.36763	Yes	No
270	7.16000	7.21700	7.36290	Yes	No
271	7.15600	7.21200	7.35806	Yes	No
272	7.15100	7.20800	7.35352	Yes	No

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
217	6.16500	6.22100	7.73384	Yes	No
218	6.15700	6.21100	7.71858	Yes	No
219	6.14700	6.19900	7.70248	Yes	No
220	6.13700	6.18800	7.68415	Yes	No
221	6.12600	6.17500	7.66962	Yes	No
222	6.11500	6.16200	7.65529	Yes	No
223	6.10300	6.14800	7.64010	Yes	No
224	6.09000	6.13300	7.62827	Yes	No
225	6.07700	6.11800	7.61546	Yes	No
226	6.06300	6.10200	7.59996	Yes	No
227	6.04900	6.08500	7.58968	Yes	No
228	6.03300	6.06800	7.57970	Yes	No
229	6.01700	6.04900	7.56786	Yes	No
230	6.00100	6.03100	7.55802	Yes	No
231	5.98300	6.01100	7.54702	Yes	No
232	5.96500	5.99100	7.53302	Yes	No
233	5.94700	5.97000	7.52408	Yes	No
234	5.92700	5.94800	7.51542	Yes	No
235	5.90700	5.92500	7.50469	Yes	No
236	5.88600	5.90400	7.49610	Yes	No
237	5.86500	5.88500	7.48632	Yes	No
238	5.84200	5.87000	7.47381	Yes	No
239	5.81900	5.85700	7.46609	Yes	No
240	5.79500	5.84800	7.45891	Yes	No
241	5.78100	5.84200	7.45059	Yes	No
242	5.77700	5.83800	7.44370	Yes	No
243	5.77300	5.83400	7.43651	Yes	No
244	5.76900	5.83000	7.42876	Yes	No
245	5.76500	5.82600	7.42249	Yes	No
246	5.76100	5.82200	7.41638	Yes	No
247	5.75700	5.81700	7.41007	Yes	No
248	5.75300	5.81300	7.40421	Yes	No
249	5.74900	5.80900	7.39827	Yes	No
250	5.74500	5.80500	7.39201	Yes	No
251	5.74100	5.80000	7.38659	Yes	No
252	5.73700	5.79600	7.38132	Yes	No
253	5.73300	5.79200	7.37587	Yes	No
254	5.72800	5.78700	7.37081	Yes	No
255	5.72400	5.78300	7.36568	Yes	No
256	5.72000	5.77900	7.36026	Yes	No
257	5.71600	5.77400	7.35560	Yes	No
258	5.71200	5.77000	7.35106	Yes	No
259	5.70700	5.76600	7.34636	Yes	No
260	5.70300	5.76100	7.34201	Yes	No
261	5.69900	5.75700	7.33760	Yes	No
262	5.69400	5.75200	7.33292	Yes	No
263	5.69000	5.74800	7.32892	Yes	No
264	5.68600	5.74400	7.32502	Yes	No
265	5.68100	5.73900	7.32098	Yes	No
266	5.67700	5.73500	7.31725	Yes	No
267	5.67300	5.73000	7.31347	Yes	No
268	5.66900	5.72600	7.30948	Yes	No
269	5.66400	5.72100	7.30605	Yes	No
270	5.66000	5.71700	7.30272	Yes	No
271	5.65600	5.71200	7.29927	Yes	No
272	5.65100	5.70800	7.29608	Yes	No

Table 1

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
273	7.14700	7.20400	7.34898	Yes	No
274	7.14300	7.19900	7.34424	Yes	No
275	7.13800	7.19500	7.34006	Yes	No
276	7.13400	7.19000	7.33599	Yes	No
277	7.13000	7.18600	7.33185	Yes	No
278	7.12500	7.18200	7.32796	Yes	No
279	7.12100	7.17700	7.32405	Yes	No
280	7.11700	7.17300	7.32000	Yes	No
281	7.11200	7.16800	7.31642	Yes	No
282	7.10800	7.16400	7.31294	Yes	No
283	7.10400	7.16000	7.30939	Yes	No
284	7.10000	7.15600	7.30606	Yes	No
285	7.09500	7.15100	7.30272	Yes	No
286	7.09100	7.14700	7.29926	Yes	No
287	7.08700	7.14300	7.29620	Yes	No
288	7.08300	7.13800	7.29323	Yes	No
289	7.07900	7.13400	7.29019	Yes	No
290	7.07400	7.13000	7.28735	Yes	No
291	7.07000	7.12600	7.28451	Yes	No
292	7.06600	7.12200	7.28157	Yes	No
293	7.06200	7.11800	7.27896	Yes	No
294	7.05800	7.11400	7.27643	Yes	No
295	7.05400	7.11000	7.27386	Yes	No
296	7.05000	7.10500	7.27144	Yes	No
297	7.04600	7.10100	7.26903	Yes	No
298	7.04200	7.09800	7.26653	Yes	No
299	7.03800	7.09400	7.26432	Yes	No
300	7.03400	7.09000	7.26218	Yes	No
301	7.03000	7.08600	7.26000	Yes	No
302	7.02700	7.08200	7.25795	Yes	No
303	7.02300	7.07800	7.25592	Yes	No
304	7.01900	7.07400	7.25380	Yes	No
305	7.01500	7.07100	7.25194	Yes	No
306	7.01200	7.06700	7.25013	Yes	No
307	7.00800	7.06300	7.24829	Yes	No
308	7.00400	7.06000	7.24658	Yes	No
309	7.00100	7.05600	7.24487	Yes	No
310	6.99700	7.05300	7.24311	Yes	No
311	6.99400	7.04900	7.24155	Yes	No
312	6.99000	7.04600	7.24003	Yes	No
313	6.98700	7.04200	7.23850	Yes	No
314	6.98300	7.03900	7.23707	Yes	No
315	6.98000	7.03600	7.23565	Yes	No
316	6.97700	7.03300	7.23419	Yes	No
317	6.97400	7.02900	7.23290	Yes	No
318	6.97000	7.02600	7.23165	Yes	No
319	6.96700	7.02300	7.23039	Yes	No
320	6.96400	7.02000	7.22922	Yes	No
321	6.96100	7.01700	7.22806	Yes	No
322	6.95800	7.01400	7.22688	Yes	No
323	6.95500	7.01100	7.22584	Yes	No
324	6.95200	7.00900	7.22483	Yes	No
325	6.95000	7.00600	7.22383	Yes	No
326	6.94700	7.00300	7.22290	Yes	No
327	6.94400	7.00100	7.22199	Yes	No
328	6.94200	6.99800	7.22108	Yes	No

Table 2

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
273	5.64700	5.70400	7.29285	Yes	No
274	5.64300	5.69900	7.28942	Yes	No
275	5.63800	5.69500	7.28650	Yes	No
276	5.63400	5.69000	7.28366	Yes	No
277	5.63000	5.68600	7.28072	Yes	No
278	5.62500	5.68200	7.27801	Yes	No
279	5.62100	5.67700	7.27526	Yes	No
280	5.61700	5.67300	7.27235	Yes	No
281	5.61200	5.66800	7.26986	Yes	No
282	5.60800	5.66400	7.26745	Yes	No
283	5.60400	5.66000	7.26495	Yes	No
284	5.60000	5.65600	7.26265	Yes	No
285	5.59500	5.65100	7.26032	Yes	No
286	5.59100	5.64700	7.25785	Yes	No
287	5.58700	5.64300	7.25575	Yes	No
288	5.58300	5.63800	7.25370	Yes	No
289	5.57900	5.63400	7.25159	Yes	No
290	5.57400	5.63000	7.24964	Yes	No
291	5.57000	5.62600	7.24767	Yes	No
292	5.56600	5.62200	7.24560	Yes	No
293	5.56200	5.61800	7.24382	Yes	No
294	5.55800	5.61400	7.24210	Yes	No
295	5.55400	5.61000	7.24033	Yes	No
296	5.55000	5.60500	7.23869	Yes	No
297	5.54600	5.60100	7.23704	Yes	No
298	5.54200	5.59800	7.23530	Yes	No
299	5.53800	5.59400	7.23381	Yes	No
300	5.53400	5.59000	7.23237	Yes	No
301	5.53000	5.58600	7.23088	Yes	No
302	5.52700	5.58200	7.22951	Yes	No
303	5.52300	5.57800	7.22814	Yes	No
304	5.51900	5.57400	7.22668	Yes	No
305	5.51500	5.57100	7.22545	Yes	No
306	5.51200	5.56700	7.22425	Yes	No
307	5.50800	5.56300	7.22302	Yes	No
308	5.50400	5.56000	7.22189	Yes	No
309	5.50100	5.55600	7.22075	Yes	No
310	5.49700	5.55300	7.21957	Yes	No
311	5.49400	5.54900	7.21855	Yes	No
312	5.49000	5.54600	7.21757	Yes	No
313	5.48700	5.54200	7.21656	Yes	No
314	5.48300	5.53900	7.21564	Yes	No
315	5.48000	5.53600	7.21472	Yes	No
316	5.47700	5.53300	7.21376	Yes	No
317	5.47400	5.52900	7.21294	Yes	No
318	5.47000	5.52600	7.21215	Yes	No
319	5.46700	5.52300	7.21135	Yes	No
320	5.46400	5.52000	7.21062	Yes	No
321	5.46100	5.51700	7.20989	Yes	No
322	5.45800	5.51400	7.20914	Yes	No
323	5.45500	5.51100	7.20850	Yes	No
324	5.45200	5.50900	7.20790	Yes	No
325	5.45000	5.50600	7.20729	Yes	No
326	5.44700	5.50300	7.20674	Yes	No
327	5.44400	5.50100	7.20621	Yes	No
328	5.44200	5.49800	7.20565	Yes	No

RBS Greenwich Capital

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
329	5.43900	5.49600	7.20519	Yes	No
330	5.43600	5.49300	7.20478	Yes	No
331	5.43400	5.49100	7.20434	Yes	No
332	5.43200	5.48900	7.20399	Yes	No
333	5.42900	5.48600	7.20364	Yes	No
334	5.42700	5.48400	7.20331	Yes	No
335	5.42500	5.48200	7.20306	Yes	No
336	5.42300	5.48000	7.20284	Yes	No
337	5.42100	5.47800	7.20267	Yes	No
338	5.41900	5.47600	7.20255	Yes	No
339	5.41700	5.47500	7.20248	Yes	No
340	5.41500	5.47300	7.20245	Yes	No
341	5.41300	5.47100	7.20250	Yes	No
342	5.41100	5.47000	7.20261	Yes	No
343	5.41000	5.46800	7.20278	Yes	No
344	5.40800	5.46700	7.20307	Yes	No
345	5.40700	5.46600	7.20350	Yes	No
346	5.40500	5.46400	7.20403	Yes	No
347	5.40400	5.46300	7.20474	Yes	No
348	5.40300	5.46200	7.20578	Yes	No
349	5.40200	5.46100	7.20701	Yes	No
350	5.40000	5.46000	7.20864	Yes	No
351	5.39900	5.45900	7.21079	Yes	No
352	5.39900	5.45900	7.21371	Yes	No
353	5.39800	5.45800	7.21803	Yes	No
354	5.39700	5.45800	7.22436	Yes	No
355	5.39600	5.45700	7.23516	Yes	No
356	5.39600	5.45700	7.25231	Yes	No
357	5.39500	5.45600	7.28656	Yes	No
358	5.39500	5.45600	7.39213	Yes	No
359	5.39500	5.45600	7.24366	Yes	No
360	5.39400	5.45600	7.31675	Yes	No

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
329	6.93900	6.99600	7.22026	Yes	No
330	6.93600	6.99300	7.21949	Yes	No
331	6.93400	6.99100	7.21874	Yes	No
332	6.93200	6.98900	7.21803	Yes	No
333	6.92900	6.98600	7.21738	Yes	No
334	6.92700	6.98400	7.21672	Yes	No
335	6.92500	6.98200	7.21617	Yes	No
336	6.92300	6.98000	7.21567	Yes	No
337	6.92100	6.97800	7.21519	Yes	No
338	6.91900	6.97600	7.21481	Yes	No
339	6.91700	6.97500	7.21447	Yes	No
340	6.91500	6.97300	7.21418	Yes	No
341	6.91300	6.97100	7.21399	Yes	No
342	6.91100	6.97000	7.21388	Yes	No
343	6.91000	6.96800	7.21382	Yes	No
344	6.90800	6.96700	7.21387	Yes	No
345	6.90700	6.96600	7.21406	Yes	No
346	6.90500	6.96400	7.21439	Yes	No
347	6.90400	6.96300	7.21498	Yes	No
348	6.90300	6.96200	7.21575	Yes	No
349	6.90200	6.96100	7.21694	Yes	No
350	6.90000	6.96000	7.21852	Yes	No
351	6.89900	6.95900	7.22063	Yes	No
352	6.89900	6.95900	7.22357	Yes	No
353	6.89800	6.95800	7.22818	Yes	No
354	6.89700	6.95800	7.23513	Yes	No
355	6.89600	6.95700	7.24695	Yes	No
356	6.89600	6.95700	7.26571	Yes	No
357	6.89500	6.95600	7.30056	Yes	No
358	6.89500	6.95600	7.41398	Yes	No
359	6.89500	6.95600	7.27177	Yes	No
360	6.89400	6.95600	7.37019	Yes	No

Meritage Mortgage Loan Trust 2004-1

Meritage
Mortgage Corporation

$639,960,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WAMU Capital Corp.
Co-Underwriter

�֍RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

✻✻ RBS Greenwich Capital

RBS Greenwich Capital

Meritage_04_1 Class M7 BE Analysis

Chotin

Balance	$9,900,000.00	Delay	0	
		Dated	3/30/2004	
Settle	3/30/2004	First Payment	4/25/2004	

	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Prepay			
Default	12.566 CDR	10.771 CDR	8.587 CDR
Loss Severity	50%	50%	50%
Servicer Advances	100%	100%	100%
Liquidation Lag	6	6	6
LIBOR	Flat	FWD	FWD + 200
Triggers	Fail	Fail	Fail
WAL	9.94	10.34	10.88
Mod Durn	8.35	7.61	7.14
Principal Writedown	4,036.26 (0.04%)	4,934.28 (0.05%)	6,343.85 (0.06%)
Total Collat Loss (Collat Maturity)	100,617,634.66984 (15.25%)	89,137,889.15670 (13.51%)	73,936,487.41558 (11.21%)
Total Collat Liquidation (Collat Maturity)	200,317,861.99951 (30.36%)	177,601,777.28922 (26.92%)	147,362,609.10996 (22.34%)

Meritage Mortgage Loan Trust 2004-1

Meritage
Mortgage Corporation

$639,960,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WAMU Capital Corp.
Co-Underwriter

✖RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.



Meritage Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 100%
Forward LIBOR

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
1	1.10000	1.18500	7.56595
2	1.11900	1.22900	7.37624
3	1.13800	1.28400	7.13767
4	1.19500	1.35200	7.37488
5	1.24100	1.42800	7.13623
6	1.29700	1.51600	7.13542
7	1.36700	1.61500	7.37236
8	1.44800	1.72200	7.13360
9	1.54100	1.83400	7.37043
10	1.64800	1.96100	7.13187
11	1.76700	2.08600	7.13122
12	1.88600	2.21500	7.89474
13	2.00600	2.34300	7.13041
14	2.14100	2.46900	7.36799
15	2.26800	2.59300	7.13046
16	2.39400	2.71000	7.36853
17	2.53100	2.81700	7.13147
18	2.65000	2.90700	7.13235
19	2.75500	2.98900	7.37129
20	2.87400	3.06800	7.13604
21	2.96700	3.14600	7.38029
22	3.02600	3.22600	7.91560
23	3.06700	3.31300	7.92696
24	3.13000	3.41000	8.77749
25	3.22800	3.51100	8.17881
26	3.33600	3.61000	8.45316
27	3.44100	3.70400	8.18446
28	3.54200	3.79300	8.76560
29	3.63800	3.87500	8.48818
30	3.72900	3.94900	8.48901
31	3.81400	4.01600	8.86104
32	3.89200	4.07700	8.64196
33	3.96300	4.13300	9.33028
34	4.02500	4.18600	9.24173
35	4.07900	4.23700	9.24795
36	4.12400	4.28700	10.23892
37	4.17000	4.33800	9.43911
38	4.22300	4.38900	9.76286
39	4.27400	4.43900	9.51151
40	4.32500	4.48900	9.99021
41	4.37500	4.53800	9.66987
42	4.42400	4.58700	9.66905
43	4.47200	4.63500	10.05677
44	4.52000	4.68300	9.74004

Meritage Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 115%
ARM PPC: 100%
Forward LIBOR + 200

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
1	1.10000	1.18500	7.56595
2	3.11900	3.22900	7.37624
3	3.13800	3.28400	7.13767
4	3.19500	3.35200	7.37488
5	3.24100	3.42800	7.13623
6	3.29700	3.51600	7.13542
7	3.36700	3.61500	7.37236
8	3.44800	3.72200	7.13360
9	3.54100	3.83800	7.37043
10	3.64800	3.96100	7.13187
11	3.76700	4.08600	7.13122
12	3.88600	4.21500	7.89474
13	4.00600	4.34300	7.13041
14	4.14100	4.46900	7.36799
15	4.26800	4.59300	7.13046
16	4.39400	4.71000	7.36853
17	4.53100	4.81700	7.13147
18	4.65000	4.90700	7.13235
19	4.75500	4.98900	7.37129
20	4.87400	5.06800	7.13773
21	4.96700	5.14600	7.38248
22	5.02600	5.22600	8.42318
23	5.06700	5.31300	8.44302
24	5.13000	5.41000	9.34804
25	5.22800	5.51100	8.81119
26	5.33600	5.61000	9.10608
27	5.44100	5.70400	8.81879
28	5.54200	5.79300	9.68918
29	5.63800	5.87500	9.38527
30	5.72900	5.94900	9.38504
31	5.81400	6.01600	9.88279
32	5.89200	6.07700	9.65178
33	5.96300	6.13300	10.46889
34	6.02500	6.18600	10.46032
35	6.07900	6.23700	10.46823
36	6.12400	6.28700	11.58807
37	6.17000	6.33800	10.71558
38	6.22300	6.38900	11.11561
39	6.27400	6.43900	10.99636
40	6.32500	6.48900	11.56032
41	6.37500	6.53800	11.18861
42	6.42400	6.58700	11.18560
43	6.47200	6.63500	11.69949
44	6.52000	6.68300	11.32872

RBS Greenwich Capital

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
45	4.56700	4.73200	10.11705
46	4.61400	4.78100	9.92730
47	4.66100	4.82900	9.92859
48	4.70700	4.87400	10.61184
49	4.75800	4.91700	9.98145
50	4.80800	4.95400	10.32079
51	4.85400	4.98600	10.02721
52	4.89400	5.01100	10.46799
53	4.92800	5.03000	10.13028
54	4.95700	5.04100	10.12840
55	4.97900	5.04600	10.48857
56	4.99400	5.04800	10.15098
57	5.00200	5.05600	10.49880
58	5.00300	5.07000	10.18681
59	4.99600	5.09100	10.18524
60	4.98200	5.12000	11.27592
61	4.99500	5.15800	10.20392
62	5.04000	5.20000	10.54627
63	5.08400	5.24100	10.23295
64	5.12600	5.27900	10.66878
65	5.16700	5.31600	10.32411
66	5.20500	5.35100	10.32274
67	5.24200	5.38400	10.70674
68	5.27800	5.41400	10.36473
69	5.31100	5.44300	10.73984
70	5.34200	5.46900	10.47417
71	5.37100	5.49200	10.47268
72	5.39700	5.51400	11.59247
73	5.42200	5.53200	10.49405
74	5.44400	5.54900	10.84447
75	5.46400	5.56200	10.50967
76	5.48100	5.57300	10.90323
77	5.49500	5.58100	10.54885
78	5.50700	5.58600	10.54562
79	5.51700	5.58800	10.90372
80	5.52300	5.58900	10.54954
81	5.52600	5.59100	10.90203
82	5.52700	5.59600	10.55656
83	5.52400	5.60300	10.55308
84	5.51900	5.61300	11.67969
85	5.52300	5.62600	10.55223
86	5.53800	5.64200	10.90156
87	5.55300	5.65700	10.55591
88	5.56800	5.67200	10.93684
89	5.58300	5.68700	10.58077
90	5.59800	5.70200	10.57683
91	5.61300	5.71800	10.94137
92	5.62800	5.73300	10.58675
93	5.64200	5.74800	10.94911
94	5.65700	5.76300	10.62937
95	5.67200	5.77900	10.62578
96	5.68700	5.79500	11.35398
97	5.70200	5.81000	10.63241
98	5.71700	5.82600	10.98471
99	5.73200	5.84300	10.63949
100	5.74800	5.85900	11.02972

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
45	6.56700	6.73200	11.79823
46	6.61400	6.78100	11.56496
47	6.66100	6.82900	11.56408
48	6.70700	6.87400	12.35743
49	6.75800	6.91700	11.63656
50	6.80800	6.95400	12.02816
51	6.85400	6.98600	11.68954
52	6.89400	7.01100	12.19717
53	6.92800	7.03000	11.80074
54	6.95700	7.04100	11.79590
55	6.97900	7.04600	12.21735
56	6.99400	7.04800	11.82095
57	7.00200	7.05600	12.22126
58	7.00300	7.07000	11.85063
59	6.99600	7.09100	11.84593
60	6.98200	7.12000	13.11104
61	6.99500	7.15800	11.85825
62	7.04000	7.20000	12.25242
63	7.08400	7.24100	11.88081
64	7.12600	7.27900	12.36842
65	7.16700	7.31600	11.96562
66	7.20500	7.35100	11.96092
67	7.24200	7.38400	12.39605
68	7.27800	7.41400	11.99616
69	7.31100	7.44300	12.42212
70	7.34200	7.46900	12.09980
71	7.37100	7.49200	12.09484
72	7.39700	7.51400	13.38473
73	7.42200	7.53200	12.10963
74	7.44400	7.54900	12.51021
75	7.46400	7.56200	12.11808
76	7.48100	7.57300	12.56203
77	7.49500	7.58100	12.15049
78	7.50700	7.58600	12.14449
79	7.51700	7.58800	12.55241
80	7.52300	7.58900	12.14130
81	7.52600	7.59100	12.54291
82	7.52700	7.59600	12.14073
83	7.52400	7.60300	13.42529
84	7.51900	7.61300	12.13340
85	7.52300	7.62600	12.12494
86	7.53800	7.64200	12.52262
87	7.55300	7.65700	12.12003
88	7.56800	7.67200	12.54907
89	7.58300	7.68700	12.13697
90	7.59800	7.70200	12.12894
91	7.61300	7.71800	12.54060
92	7.62800	7.73300	12.13027
93	7.64200	7.74800	12.53885
94	7.65700	7.76300	12.16280
95	7.67200	7.77900	12.15501
96	7.68700	7.79500	12.98411
97	7.70200	7.81000	12.15230
98	7.71700	7.82600	12.55083
99	7.73200	7.84300	12.14984
100	7.74800	7.85900	12.58122

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
101	5.76400	5.87600	10.66996
102	5.77900	5.89300	10.66524
103	5.79600	5.91000	11.03272
104	5.81200	5.92800	10.67455
105	5.82900	5.94600	11.04028
106	5.84600	5.96500	10.72142
107	5.86400	5.98400	10.71709
108	5.88100	6.00300	11.85965
109	5.90000	6.02300	10.72486
110	5.91800	6.04400	11.07987
111	5.93800	6.06500	10.73351
112	5.95700	6.08700	11.13494
113	5.97800	6.10900	10.77105
114	5.99800	6.13200	10.76544
115	6.02000	6.15500	11.13984
116	6.04200	6.17700	10.77795
117	6.06400	6.19300	11.14903
118	6.08700	6.20500	10.82857
119	6.11100	6.21200	10.82317
120	6.13600	6.21400	11.97597
121	6.14500	6.21200	10.81953
122	6.13900	6.20600	11.17437
123	6.13400	6.20100	10.80859
124	6.12900	6.19700	11.15917
125	6.12400	6.19300	10.79262
126	6.11900	6.18900	10.78614
127	6.11500	6.18600	11.13492
128	6.11100	6.18300	10.76868
129	6.10700	6.18100	11.11821
130	6.10500	6.18000	10.74678
131	6.10200	6.17900	10.74012
132	6.10000	6.17900	11.88354
133	6.09900	6.17900	10.72587
134	6.09900	6.18000	11.07647
135	6.09900	6.18200	10.71262
136	6.09900	6.18500	11.06462
137	6.10100	6.18900	10.70104
138	6.10300	6.19300	10.69429
139	6.10600	6.19900	11.04672
140	6.11000	6.20600	10.68414
141	6.11500	6.21600	11.03751
142	6.12100	6.22900	10.68985
143	6.12700	6.24300	10.68324
144	6.13500	6.26000	11.41257
145	6.14900	6.27700	10.68013
146	6.16900	6.29500	11.03082
147	6.18800	6.31200	10.67933
148	6.20600	6.32800	11.06239
149	6.22300	6.34300	10.69883
150	6.23900	6.35700	10.69148
151	6.25400	6.36900	11.05309
152	6.26800	6.38100	10.69087
153	6.28100	6.39100	11.04891
154	6.29300	6.40100	10.70882
155	6.30300	6.40900	10.70152
156	6.31300	6.41600	11.83956

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
101	7.76400	7.87600	12.16706
102	7.77900	7.89300	12.15792
103	7.79600	7.91000	12.56823
104	7.81200	7.92800	12.15610
105	7.82900	7.94600	12.56557
106	7.84600	7.96500	12.18351
107	7.86400	7.98400	12.17471
108	7.88100	8.00300	13.46840
109	7.90000	8.02300	12.16997
110	7.91800	8.04400	12.56844
111	7.93800	8.06500	12.16838
112	7.95700	8.08700	12.60058
113	7.97800	8.10900	12.18483
114	7.99800	8.13200	12.17451
115	8.02000	8.15500	12.58705
116	8.04200	8.17700	12.17382
117	8.06400	8.19300	12.58540
118	8.08700	8.20500	12.20267
119	8.11100	8.21200	12.19259
120	8.13600	8.21400	13.48684
121	8.14500	8.21200	12.17781
122	8.13900	8.20600	12.57302
123	8.13400	8.20100	12.15728
124	8.12900	8.19700	12.54861
125	8.12400	8.19300	12.13241
126	8.11900	8.18900	12.12110
127	8.11500	8.18600	12.51008
128	8.11100	8.18300	12.09457
129	8.10700	8.18100	12.48337
130	8.10500	8.18000	12.06449
131	8.10200	8.17900	12.05284
132	8.10000	8.17900	13.33137
133	8.09900	8.17900	12.02874
134	8.09900	8.18000	12.41753
135	8.09900	8.18200	12.00534
136	8.09900	8.18500	12.39471
137	8.10100	8.18900	11.98309
138	8.10300	8.19300	11.97119
139	8.10600	8.19900	12.36029
140	8.11000	8.20600	11.95016
141	8.11500	8.21600	12.34008
142	8.12100	8.22900	11.94142
143	8.12700	8.24300	11.92959
144	8.13500	8.26000	12.73923
145	8.14900	8.27700	11.91392
146	8.16900	8.29500	12.30030
147	8.18800	8.31200	11.90185
148	8.20600	8.32800	12.31160
149	8.22300	8.34300	11.90248
150	8.23900	8.35700	11.88979
151	8.25400	8.36900	12.28344
152	8.26800	8.38100	11.87624
153	8.28100	8.39100	12.26760
154	8.29300	8.40100	11.87694
155	8.30300	8.40900	11.86433
156	8.31300	8.41600	13.12102

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC	Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
157	6.32100	6.42100	10.69287	157	8.32100	8.42100	11.84369
158	6.32900	6.42600	11.04217	158	8.32900	8.42600	12.22583
159	6.33500	6.42900	10.68240	159	8.33500	8.42900	11.82220
160	6.34000	6.43000	11.03985	160	8.34000	8.43000	12.20975
161	6.34400	6.43100	10.67591	161	8.34400	8.43100	11.80270
162	6.34600	6.43000	10.66795	162	8.34600	8.43000	11.78936
163	6.34700	6.42800	11.01622	163	8.34700	8.42800	12.16927
164	6.34700	6.42400	10.65282	164	8.34700	8.42400	11.76327
165	6.34500	6.41900	10.99851	165	8.34500	8.41900	12.14046
166	6.34200	6.41200	10.63015	166	8.34200	8.41200	11.73120
167	6.33800	6.40400	10.62198	167	8.33800	8.40400	11.71759
168	6.33200	6.39400	11.75115	168	8.33200	8.39400	12.95814
169	6.32500	6.38300	10.60036	169	8.32500	8.38300	11.68611
170	6.31600	6.37000	10.94434	170	8.31600	8.37000	12.06062
171	6.30600	6.35600	10.57665	171	8.30600	8.35600	11.65191
172	6.29500	6.34000	10.89880	172	8.29500	8.34000	12.00964
173	6.28100	6.32200	10.53887	173	8.28100	8.32200	11.60833
174	6.26700	6.30300	10.53095	174	8.26700	8.30300	11.59491
175	6.25000	6.28200	10.86137	175	8.25000	8.28200	11.95734
176	6.23200	6.26200	10.45070	176	8.23200	8.26200	11.57946
177	6.21300	6.24700	10.72750	177	8.21300	8.24700	11.98799
178	6.19100	6.23600	10.32306	178	8.19100	8.23600	11.61290
179	6.16800	6.23100	10.31187	179	8.16800	8.23100	11.59714
180	6.14400	6.23100	11.40493	180	8.14400	8.23100	12.82290
181	6.13500	6.23600	10.23696	181	8.13500	8.23600	11.60000
182	6.14400	6.24400	10.56546	182	8.14400	8.24400	11.96982
183	6.15200	6.25100	10.21322	183	8.15200	8.25100	11.56823
184	6.16000	6.25800	10.54963	184	8.16000	8.25800	11.94360
185	6.16700	6.26500	10.19747	185	8.16700	8.26500	11.54246
186	6.17400	6.27100	10.18534	186	8.17400	8.27100	11.52627
187	6.18100	6.27700	10.51853	187	8.18100	8.27700	11.89882
188	6.18700	6.28200	10.16780	188	8.18700	8.28200	11.49954
189	6.19300	6.28700	10.49867	189	8.19300	8.28700	11.87033
190	6.19900	6.29200	10.15980	190	8.19900	8.29200	11.48015
191	6.20400	6.29600	10.14746	191	8.20400	8.29600	11.46375
192	6.20800	6.29900	10.83380	192	8.20800	8.29900	12.23651
193	6.21200	6.30300	10.12594	193	8.21200	8.30300	11.43340
194	6.21600	6.30500	10.45082	194	8.21600	8.30500	11.79766
195	6.21900	6.30800	10.10348	195	8.21900	8.30800	11.40263
196	6.22200	6.30900	10.43311	196	8.22200	8.30900	11.76984
197	6.22500	6.31000	10.08367	197	8.22500	8.31000	11.37319
198	6.22700	6.31100	10.07062	198	8.22700	8.31100	11.35605
199	6.22800	6.31100	10.39385	199	8.22800	8.31100	11.71764
200	6.22900	6.31100	10.04532	200	8.22900	8.31100	11.32219
201	6.23000	6.31000	10.36652	201	8.23000	8.31000	11.68157
202	6.23000	6.30900	10.01859	202	8.23000	8.30900	11.28697
203	6.22900	6.30700	10.00494	203	8.22900	8.30700	11.26905
204	6.22800	6.30500	11.06174	204	8.22800	8.30500	12.45656
205	6.22600	6.30200	9.97624	205	8.22600	8.30200	11.23201
206	6.22400	6.29800	10.29421	206	8.22400	8.29800	11.58740
207	6.22200	6.29400	9.94636	207	8.22200	8.29400	11.19365
208	6.21900	6.29000	10.25693	208	8.21900	8.29000	11.54293
209	6.21500	6.28500	9.91194	209	8.21500	8.28500	11.15214
210	6.21100	6.27900	9.89788	210	8.21100	8.27900	11.13378
211	6.20600	6.27200	10.20904	211	8.20600	8.27200	11.48241
212	6.20100	6.26500	9.86486	212	8.20100	8.26500	11.09281

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
213	6.19500	6.25800	10.17472
214	6.18800	6.25000	9.81920
215	6.18100	6.24100	9.80465
216	6.17400	6.23200	10.83925
217	6.16500	6.22100	9.76917
218	6.15700	6.21100	10.07875
219	6.14700	6.19900	9.73255
220	6.13700	6.18800	10.02167
221	6.12600	6.17500	9.68349
222	6.11500	6.16200	9.66892
223	6.10300	6.14800	9.96658
224	6.09000	6.13300	9.62932
225	6.07700	6.11800	9.92653
226	6.06300	6.10200	9.56565
227	6.04900	6.08500	9.55111
228	6.03300	6.06800	10.55888
229	6.01700	6.04900	9.51070
230	6.00100	6.03100	9.81118
231	5.98300	6.01100	9.46941
232	5.96500	5.99100	9.73644
233	5.94700	5.97000	9.40782
234	5.92700	5.94800	9.39390
235	5.90700	5.92500	9.67724
236	5.88600	5.90400	9.34883
237	5.86500	5.88500	9.63292
238	5.84200	5.87000	9.27356
239	5.81900	5.85700	9.25928
240	5.79500	5.84800	9.88332
241	5.78100	5.84200	9.22246
242	5.77700	5.83800	9.51469
243	5.77300	5.83400	9.18927
244	5.76900	5.83000	9.47018
245	5.76500	5.82600	9.15110
246	5.76100	5.82200	9.13767
247	5.75700	5.81700	9.42549
248	5.75300	5.81300	9.10759
249	5.74900	5.80900	9.39489
250	5.74500	5.80500	9.07174
251	5.74100	5.80000	9.05825
252	5.73700	5.79600	10.01398
253	5.73300	5.79200	9.02883
254	5.72800	5.78700	9.31556
255	5.72400	5.78300	8.99938
256	5.72000	5.77900	9.27869
257	5.71600	5.77400	8.96599
258	5.71200	5.77000	8.95274
259	5.70700	5.76600	9.23469
260	5.70300	5.76100	8.92316
261	5.69900	5.75700	9.20462
262	5.69400	5.75200	8.88785
263	5.69000	5.74800	8.87461
264	5.68600	5.74400	9.81095
265	5.68100	5.73900	8.84571
266	5.67700	5.73500	9.12667
267	5.67300	5.73000	8.81697
268	5.66900	5.72600	9.09107

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
213	8.19500	8.25800	11.43935
214	8.18800	8.25000	11.04183
215	8.18100	8.24100	11.02291
216	8.17400	8.23200	12.18324
217	8.16500	8.22100	10.97992
218	8.15700	8.21100	11.32528
219	8.14700	8.19900	10.93480
220	8.13700	8.18800	11.26421
221	8.12600	8.17500	10.88149
222	8.11500	8.16200	10.86249
223	8.10300	8.14800	11.19690
224	8.09000	8.13300	10.81512
225	8.07700	8.11800	11.14732
226	8.06300	8.10200	10.74840
227	8.04900	8.08500	10.72888
228	8.03300	8.06800	11.85738
229	8.01700	8.04900	10.68065
230	8.00100	8.03100	11.01491
231	7.98300	8.01100	10.62982
232	7.96500	7.99100	10.93822
233	7.94700	7.97000	10.56573
234	7.92700	7.94800	10.54674
235	7.90700	7.92500	10.86583
236	7.88600	7.90400	10.49389
237	7.86500	7.88500	10.81143
238	7.84200	7.87000	10.41639
239	7.81900	7.85700	10.39688
240	7.79500	7.84800	11.09378
241	7.78100	7.84200	10.35082
242	7.77700	7.83800	10.67516
243	7.77300	7.83400	10.30722
244	7.76900	7.83000	10.62143
245	7.76500	7.82600	10.25988
246	7.76100	7.82200	10.24113
247	7.75700	7.81700	10.56050
248	7.75300	7.81300	10.20063
249	7.74900	7.80900	10.51893
250	7.74500	7.80500	10.15505
251	7.74100	7.80000	10.13618
252	7.73700	7.79600	11.20147
253	7.73300	7.79200	10.09629
254	7.72800	7.78700	10.41304
255	7.72400	7.78300	10.05616
256	7.72000	7.77900	10.36556
257	7.71600	7.77400	10.01241
258	7.71200	7.77000	9.99377
259	7.70700	7.76600	10.30486
260	7.70300	7.76100	9.95341
261	7.69900	7.75700	10.26372
262	7.69400	7.75200	9.90734
263	7.69000	7.74800	9.88870
264	7.68600	7.74400	10.92772
265	7.68100	7.73900	9.84902
266	7.67700	7.73500	10.15783
267	7.67300	7.73000	9.80955
268	7.66900	7.72600	10.11109

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
269	5.66400	5.72100	8.78475
270	5.66000	5.71700	8.77182
271	5.65600	5.71200	9.04821
272	5.65100	5.70800	8.74307
273	5.64700	5.70400	9.01910
274	5.64300	5.69900	8.70924
275	5.63800	5.69500	8.69640
276	5.63400	5.69000	9.61410
277	5.63000	5.68600	8.66863
278	5.62500	5.68200	8.94415
279	5.62100	5.67700	8.64098
280	5.61700	5.67300	8.91020
281	5.61200	5.66800	8.61019
282	5.60800	5.66400	8.59773
283	5.60400	5.66000	8.86912
284	5.60000	5.65600	8.57030
285	5.59500	5.65100	8.84128
286	5.59100	5.64700	8.53840
287	5.58700	5.64300	8.52610
288	5.58300	5.63800	9.10109
289	5.57900	5.63400	8.49959
290	5.57400	5.63000	8.77009
291	5.57000	5.62600	8.47341
292	5.56600	5.62200	8.73836
293	5.56200	5.61800	8.44448
294	5.55800	5.61400	8.43261
295	5.55400	5.61000	8.69947
296	5.55000	5.60500	8.40677
297	5.54600	5.60100	8.67318
298	5.54200	5.59800	8.37721
299	5.53800	5.59400	8.36554
300	5.53400	5.59000	9.24907
301	5.53000	5.58600	8.34064
302	5.52700	5.58200	8.60657
303	5.52300	5.57800	8.31611
304	5.51900	5.57400	8.57717
305	5.51500	5.57100	8.28916
306	5.51200	5.56700	8.27796
307	5.50800	5.56300	8.54061
308	5.50400	5.56000	8.25378
309	5.50100	5.55600	8.51615
310	5.49700	5.55300	8.22689
311	5.49400	5.54900	8.21592
312	5.49000	5.54600	9.08419
313	5.48700	5.54200	8.19280
314	5.48300	5.53900	8.45458
315	5.48000	5.53600	8.17005
316	5.47700	5.53300	8.42808
317	5.47400	5.52900	8.14561
318	5.47000	5.52600	8.13513
319	5.46700	5.52300	8.39419
320	5.46400	5.52000	8.11285
321	5.46100	5.51700	8.37158
322	5.45800	5.51400	8.08838
323	5.45500	5.51100	8.07815
324	5.45200	5.50900	8.93246

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
269	7.66400	7.72100	9.76647
270	7.66000	7.71700	9.74817
271	7.65600	7.71200	10.05152
272	7.65100	7.70800	9.70863
273	7.64700	7.70400	10.01134
274	7.64300	7.69900	9.66401
275	7.63800	7.69500	9.64579
276	7.63400	7.69000	10.65926
277	7.63000	7.68600	9.60727
278	7.62500	7.68200	9.90853
279	7.62100	7.67700	9.56894
280	7.61700	7.67300	9.86341
281	7.61200	7.66800	9.52729
282	7.60800	7.66400	9.50950
283	7.60400	7.66000	9.80571
284	7.60000	7.65600	9.47133
285	7.59500	7.65100	9.76689
286	7.59100	7.64700	9.42856
287	7.58700	7.64300	9.41094
288	7.58300	7.63800	10.04130
289	7.57900	7.63400	9.37377
290	7.57400	7.63000	9.66793
291	7.57000	7.62600	9.33704
292	7.56600	7.62200	9.62506
293	7.56200	7.61800	9.29730
294	7.55800	7.61400	9.28019
295	7.55400	7.61000	9.56981
296	7.55000	7.60500	9.24379
297	7.54600	7.60100	9.53272
298	7.54200	7.59800	9.20355
299	7.53800	7.59400	9.18667
300	7.53400	7.59000	10.15243
301	7.53000	7.58600	9.15132
302	7.52700	7.58200	9.43892
303	7.52300	7.57800	9.11642
304	7.51900	7.57400	9.39855
305	7.51500	7.57100	9.07890
306	7.51200	7.56700	9.06258
307	7.50800	7.56300	9.34599
308	7.50400	7.56000	9.02806
309	7.50100	7.55600	9.31090
310	7.49700	7.55300	8.99068
311	7.49400	7.54900	8.97464
312	7.49000	7.54600	8.91861
313	7.48700	7.54200	8.94133
314	7.48300	7.53900	9.22285
315	7.48000	7.53600	8.90844
316	7.47700	7.53300	9.18568
317	7.47400	7.52900	8.87377
318	7.47000	7.52600	8.85832
319	7.46700	7.52300	9.13627
320	7.46400	7.52000	8.82603
321	7.46100	7.51700	9.10335
322	7.45800	7.51400	8.79139
323	7.45500	7.51100	8.77625
324	7.45200	7.50900	9.69993

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
325	5.45000	5.50600	8.05686
326	5.44700	5.50300	8.31492
327	5.44400	5.50100	8.03595
328	5.44200	5.49800	8.29120
329	5.43900	5.49600	8.01388
330	5.43600	5.49300	8.00411
331	5.43400	5.49100	8.25991
332	5.43200	5.48900	7.98367
333	5.42900	5.48600	8.23914
334	5.42700	5.48400	7.96190
335	5.42500	5.48200	7.95237
336	5.42300	5.48000	8.49071
337	5.42100	5.47800	7.93273
338	5.41900	5.47600	8.18738
339	5.41700	5.47500	7.91348
340	5.41500	5.47300	8.16622
341	5.41300	5.47100	7.89353
342	5.41100	5.47000	7.88431
343	5.41000	5.46800	8.13701
344	5.40800	5.46700	7.86528
345	5.40700	5.46600	8.11760
346	5.40500	5.46400	7.84548
347	5.40400	5.46300	7.83624
348	5.40300	5.46200	8.66555
349	5.40200	5.46100	7.81713
350	5.40000	5.46000	8.06778
351	5.39900	5.45900	7.79748
352	5.39900	5.45900	8.04631
353	5.39800	5.45800	7.77592
354	5.39700	5.45800	7.76401
355	5.39600	5.45700	8.00809
356	5.39600	5.45700	7.73136
357	5.39500	5.45600	7.97377
358	5.39500	5.45600	7.85693
359	5.39500	5.45600	7.77164
360	5.39400	5.45600	8.59416

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
325	7.45000	7.50600	8.74508
326	7.44700	7.50300	9.02103
327	7.44400	7.50100	8.71435
328	7.44200	7.49800	8.98700
329	7.43900	7.49600	8.68238
330	7.43600	7.49300	8.66778
331	7.43400	7.49100	8.94063
332	7.43200	7.48900	8.63760
333	7.42900	7.48600	8.90983
334	7.42700	7.48400	8.60598
335	7.42500	7.48200	8.59164
336	7.42300	7.48000	9.16892
337	7.42100	7.47800	8.56232
338	7.41900	7.47600	8.83296
339	7.41700	7.47500	8.53337
340	7.41500	7.47300	8.80165
341	7.41300	7.47100	8.50360
342	7.41100	7.47000	8.48952
343	7.41000	7.46800	8.75726
344	7.40800	7.46700	8.46056
345	7.40700	7.46600	8.72751
346	7.40500	7.46400	8.43052
347	7.40400	7.46300	8.41609
348	7.40300	7.46200	9.30164
349	7.40200	7.46100	8.38612
350	7.40000	7.46000	8.64977
351	7.39900	7.45900	8.35455
352	7.39900	7.45900	8.61500
353	7.39800	7.45800	8.31876
354	7.39700	7.45800	8.29794
355	7.39600	7.45700	8.54793
356	7.39600	7.45700	8.23672
357	7.39500	7.45600	8.47150
358	7.39500	7.45600	8.37481
359	7.39500	7.45600	8.32522
360	7.39400	7.45600	9.20155

Meritage Mortgage Loan Trust 2004-1

Meritage
Mortgage Corporation

$639,960,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WAMU Capital Corp.
Co-Underwriter

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

✕✕ RBS Greenwich Capital

X_Meritage_04_1_MKT - CF - 1 - #XSSPREAD% - bp 100 PricingSpeed 5 CDR, 55% Sev, Adv 100%, 12 Lag dlnq 100%

100 PricingSpeed
5 CDR, 55% Sev, Adv 100%, 12 Lag
Triggers Fail
FWD LIBOR

Period Total	Date	#XSSPREAD%
0	30-Mar-04	0.00000
1	25-Apr-04	4.61120
2	25-May-04	5.86751
3	25-Jun-04	5.79544
4	25-Jul-04	5.78776
5	25-Aug-04	5.68508
6	25-Sep-04	5.62483
7	25-Oct-04	5.60885
8	25-Nov-04	5.46384
9	25-Dec-04	5.42990
10	25-Jan-05	5.25228
11	25-Feb-05	5.12713
12	25-Mar-05	5.23093
13	25-Apr-05	4.87555
14	25-May-05	4.81804
15	25-Jun-05	4.59823
16	25-Jul-05	4.55799
17	25-Aug-05	4.31919
18	25-Sep-05	4.19204
19	25-Oct-05	4.18498
20	25-Nov-05	3.95240
21	25-Dec-05	3.97051
22	25-Jan-06	4.58819
23	25-Feb-06	4.55022
24	25-Mar-06	4.83859
25	25-Apr-06	4.63205
26	25-May-06	4.64362
27	25-Jun-06	4.40655
28	25-Jul-06	4.73865
29	25-Aug-06	4.50451
30	25-Sep-06	4.40477
31	25-Oct-06	4.54332
32	25-Nov-06	4.38035
33	25-Dec-06	4.84849
34	25-Jan-07	4.84591
35	25-Feb-07	4.78735
36	25-Mar-07	5.19793
37	25-Apr-07	4.87156
38	25-May-07	4.97546
39	25-Jun-07	4.81840
40	25-Jul-07	5.08024
41	25-Aug-07	4.85582
42	25-Sep-07	4.79291
43	25-Oct-07	4.96687
44	25-Nov-07	4.74442
45	25-Dec-07	4.91187
46	25-Jan-08	4.82082
47	25-Feb-08	4.76330
48	25-Mar-08	5.06209
49	25-Apr-08	4.69691
50	25-May-08	4.82439
51	25-Jun-08	4.62384
52	25-Jul-08	4.87359
53	25-Aug-08	4.64947
54	25-Sep-08	4.61459
55	25-Oct-08	4.80034
56	25-Nov-08	4.59127
57	25-Dec-08	4.77746
58	25-Jan-09	4.60638
59	25-Feb-09	4.60376
60	25-Mar-09	5.18094
61	25-Apr-09	4.61303
62	25-May-09	4.76465
63	25-Jun-09	4.55761
64	25-Jul-09	4.81132
65	25-Aug-09	4.59546
66	25-Sep-09	4.57771
67	25-Oct-09	4.80037
68	25-Nov-09	4.59810

✷ RBS Greenwich Capital

Period Total	Date	#XSSPREAD%
69	25-Dec-09	4.82073
70	25-Jan-10	3.84589
71	25-Feb-10	3.83780
72	25-Mar-10	4.49292
73	25-Apr-10	3.87205
74	25-May-10	4.08775
75	25-Jun-10	3.92031
76	25-Jul-10	4.17967
77	25-Aug-10	4.01529
78	25-Sep-10	4.06312
79	25-Oct-10	4.31085
80	25-Nov-10	4.18313
81	25-Dec-10	4.42777
82	25-Jan-11	4.32487
83	25-Feb-11	4.40086
84	25-Mar-11	5.06759
85	25-Apr-11	4.57428
86	25-May-11	4.81224
87	25-Jun-11	4.75008
88	25-Jul-11	5.01042
89	25-Aug-11	4.95453
90	25-Sep-11	5.06859
91	25-Oct-11	5.37141
92	25-Nov-11	5.43210
93	25-Dec-11	5.72621
94	25-Jan-12	5.85240
95	25-Feb-12	6.05564
96	25-Mar-12	6.48548
97	25-Apr-12	6.50042
98	25-May-12	6.76775
99	25-Jun-12	6.98385
100	25-Jul-12	7.27738
101	25-Aug-12	7.53550
102	25-Sep-12	7.82433
103	25-Oct-12	8.13651
104	25-Nov-12	8.44990
105	25-Dec-12	8.78490
106	25-Jan-13	9.15657
107	25-Feb-13	9.50669
108	25-Mar-13	9.94295
109	25-Apr-13	10.26266
110	25-May-13	10.65619
111	25-Jun-13	11.07843
112	25-Jul-13	11.13498
113	25-Aug-13	11.13009
114	25-Sep-13	11.12426
115	25-Oct-13	11.13987
116	25-Nov-13	11.13720
117	25-Dec-13	11.14897
118	25-Jan-14	11.18939
119	25-Feb-14	11.18378
120	25-Mar-14	11.17737
121	25-Apr-14	11.17998
122	25-May-14	11.17414
123	25-Jun-14	11.16862
124	25-Jul-14	11.15887
125	25-Aug-14	11.15205
126	25-Sep-14	11.14532
127	25-Oct-14	11.13451
128	25-Nov-14	11.12719
129	25-Dec-14	11.11773
130	25-Jan-15	11.10451
131	25-Feb-15	11.09759
132	25-Mar-15	11.09074
133	25-Apr-15	11.08279
134	25-May-15	11.07582
135	25-Jun-15	11.06902
136	25-Jul-15	11.06390
137	25-Aug-15	11.05698
138	25-Sep-15	11.04997
139	25-Oct-15	11.04590
140	25-Nov-15	11.03941
141	25-Dec-15	11.03661
142	25-Jan-16	11.04521
143	25-Feb-16	11.03834
144	25-Mar-16	11.03110
145	25-Apr-16	11.03508
146	25-May-16	11.02973
147	25-Jun-16	11.03414

✖ RBS Greenwich Capital

Period Total	Date	#XSSPREAD%
148	25-Jul-16	11.06113
149	25-Aug-16	11.05416
150	25-Sep-16	11.04652
151	25-Oct-16	11.05174
152	25-Nov-16	11.04584
153	25-Dec-16	11.04746
154	25-Jan-17	11.06424
155	25-Feb-17	11.05665
156	25-Mar-17	11.04862
157	25-Apr-17	11.04764
158	25-May-17	11.04046
159	25-Jun-17	11.03672
160	25-Jul-17	11.03803
161	25-Aug-17	11.02991
162	25-Sep-17	11.02164
163	25-Oct-17	11.01427
164	25-Nov-17	11.00591
165	25-Dec-17	10.99646
166	25-Jan-18	10.98241
167	25-Feb-18	10.97391
168	25-Mar-18	10.96555
169	25-Apr-18	10.95143
170	25-May-18	10.94199
171	25-Jun-18	10.92678
172	25-Jul-18	10.89633
173	25-Aug-18	10.88758
174	25-Sep-18	10.87926
175	25-Oct-18	10.85846
176	25-Nov-18	10.79603
177	25-Dec-18	10.72433
178	25-Jan-19	10.66385
179	25-Feb-19	10.65217
180	25-Mar-19	10.64106
181	25-Apr-19	10.57426
182	25-May-19	10.56146
183	25-Jun-19	10.54957
184	25-Jul-19	10.54544
185	25-Aug-19	10.53312
186	25-Sep-19	10.52049
187	25-Oct-19	10.51410
188	25-Nov-19	10.50222
189	25-Dec-19	10.49406
190	25-Jan-20	10.49373
191	25-Feb-20	10.48089
192	25-Mar-20	10.46777
193	25-Apr-20	10.45849
194	25-May-20	10.44575
195	25-Jun-20	10.43509
196	25-Jul-20	10.42784
197	25-Aug-20	10.41442
198	25-Sep-20	10.40085
199	25-Oct-20	10.38830
200	25-Nov-20	10.37453
201	25-Dec-20	10.36079
202	25-Jan-21	10.34672
203	25-Feb-21	10.33252
204	25-Mar-21	10.31828
205	25-Apr-21	10.30268
206	25-May-21	10.28801
207	25-Jun-21	10.27162
208	25-Jul-21	10.25057
209	25-Aug-21	10.23588
210	25-Sep-21	10.22127
211	25-Oct-21	10.20239
212	25-Nov-21	10.18695
213	25-Dec-21	10.16790
214	25-Jan-22	10.13964
215	25-Feb-22	10.12450
216	25-Mar-22	10.10957
217	25-Apr-22	10.08764
218	25-May-22	10.07149
219	25-Jun-22	10.04964
220	25-Jul-22	10.01432
221	25-Aug-22	9.99883
222	25-Sep-22	9.98368
223	25-Oct-22	9.95895
224	25-Nov-22	9.94258
225	25-Dec-22	9.91875
226	25-Jan-23	9.87675

✖ RBS Greenwich Capital

Period Total	Date	#XSSPREAD%
227	25-Feb-23	9.86164
228	25-Mar-23	9.84702
229	25-Apr-23	9.81969
230	25-May-23	9.80307
231	25-Jun-23	9.77692
232	25-Jul-23	9.72835
233	25-Aug-23	9.71325
234	25-Sep-23	9.69878
235	25-Oct-23	9.66890
236	25-Nov-23	9.65205
237	25-Dec-23	9.62449
238	25-Jan-24	9.57433
239	25-Feb-24	9.55950
240	25-Mar-24	9.54537
241	25-Apr-24	9.52130
242	25-May-24	9.50604
243	25-Jun-24	9.48688
244	25-Jul-24	9.46146
245	25-Aug-24	9.44734
246	25-Sep-24	9.43340
247	25-Oct-24	9.41655
248	25-Nov-24	9.40217
249	25-Dec-24	9.38582
250	25-Jan-25	9.36503
251	25-Feb-25	9.35102
252	25-Mar-25	9.33715
253	25-Apr-25	9.32049
254	25-May-25	9.30619
255	25-Jun-25	9.28994
256	25-Jul-25	9.26925
257	25-Aug-25	9.25535
258	25-Sep-25	9.24159
259	25-Oct-25	9.22505
260	25-Nov-25	9.21090
261	25-Dec-25	9.19488
262	25-Jan-26	9.17435
263	25-Feb-26	9.16061
264	25-Mar-26	9.14701
265	25-Apr-26	9.13064
266	25-May-26	9.11668
267	25-Jun-26	9.10085
268	25-Jul-26	9.08103
269	25-Aug-26	9.06748
270	25-Sep-26	9.05408
271	25-Oct-26	9.03802
272	25-Nov-26	9.02427
273	25-Dec-26	9.00884
274	25-Jan-27	8.98928
275	25-Feb-27	8.97596
276	25-Mar-27	8.96279
277	25-Apr-27	8.94718
278	25-May-27	8.93371
279	25-Jun-27	8.91854
280	25-Jul-27	8.89973
281	25-Aug-27	8.88668
282	25-Sep-27	8.87378
283	25-Oct-27	8.85854
284	25-Nov-27	8.84536
285	25-Dec-27	8.83065
286	25-Jan-28	8.81239
287	25-Feb-28	8.79964
288	25-Mar-28	8.78703
289	25-Apr-28	8.77220
290	25-May-28	8.75934
291	25-Jun-28	8.74510
292	25-Jul-28	8.72762
293	25-Aug-28	8.71519
294	25-Sep-28	8.70290
295	25-Oct-28	8.68866
296	25-Nov-28	8.67616
297	25-Dec-28	8.66234
298	25-Jan-29	8.64563
299	25-Feb-29	8.63355
300	25-Mar-29	8.62161
301	25-Apr-29	8.60780
302	25-May-29	8.59569
303	25-Jun-29	8.58243
304	25-Jul-29	8.56631
305	25-Aug-29	8.55459

RBS Greenwich Capital

Period Total	Date	#XSSPREAD%
306	25-Sep-29	8.54301
307	25-Oct-29	8.52973
308	25-Nov-29	8.51601
309	25-Dec-29	8.50526
310	25-Jan-30	8.49026
311	25-Feb-30	8.47892
312	25-Mar-30	8.46771
313	25-Apr-30	8.45502
314	25-May-30	8.44371
315	25-Jun-30	8.43152
316	25-Jul-30	8.41725
317	25-Aug-30	8.40630
318	25-Sep-30	8.39547
319	25-Oct-30	8.38337
320	25-Nov-30	8.37247
321	25-Dec-30	8.36079
322	25-Jan-31	8.34723
323	25-Feb-31	8.33667
324	25-Mar-31	8.32622
325	25-Apr-31	8.31469
326	25-May-31	8.30420
327	25-Jun-31	8.29311
328	25-Jul-31	8.28054
329	25-Aug-31	8.27036
330	25-Sep-31	8.26028
331	25-Oct-31	8.24929
332	25-Nov-31	8.23920
333	25-Dec-31	8.22857
334	25-Jan-32	8.21677
335	25-Feb-32	8.20694
336	25-Mar-32	8.19720
337	25-Apr-32	8.18670
338	25-May-32	8.17694
339	25-Jun-32	8.16685
340	25-Jul-32	8.15586
341	25-Aug-32	8.14631
342	25-Sep-32	8.13682
343	25-Oct-32	8.12674
344	25-Nov-32	8.11722
345	25-Dec-32	8.10740
346	25-Jan-33	8.09684
347	25-Feb-33	8.08731
348	25-Mar-33	8.07771
349	25-Apr-33	8.06754
350	25-May-33	8.05756
351	25-Jun-33	8.04710
352	25-Jul-33	8.03591
353	25-Aug-33	8.02460
354	25-Sep-33	8.01217
355	25-Oct-33	7.99740
356	25-Nov-33	7.97852
357	25-Dec-33	7.96363
358	25-Jan-34	8.10754
359	25-Feb-34	8.01838
360	25-Mar-34	8.00841

☆RBS Greenwich Capital

X_Meritage_04_1_MKT - CF - 2 - #XSSPREAD% - bp 150 PricingSpeed 5 CDR, 55% Sev, Adv 100%, 12 Lag dln

150 PricingSpeed
5 CDR, 55% Sev, Adv 100%, 12 Lag
Triggers Fail
FWD LIBOR

Period Total		Date	#XSSPREAD%
	0	30-Mar-04	0.00000
	1	25-Apr-04	4.61120
	2	25-May-04	5.86653
	3	25-Jun-04	5.79314
	4	25-Jul-04	5.78404
	5	25-Aug-04	5.67951
	6	25-Sep-04	5.61726
	7	25-Oct-04	5.59925
	8	25-Nov-04	5.45145
	9	25-Dec-04	5.41510
	10	25-Jan-05	5.23414
	11	25-Feb-05	5.10588
	12	25-Mar-05	5.20830
	13	25-Apr-05	4.84747
	14	25-May-05	4.78691
	15	25-Jun-05	4.56190
	16	25-Jul-05	4.51817
	17	25-Aug-05	4.27560
	18	25-Sep-05	4.14617
	19	25-Oct-05	4.13795
	20	25-Nov-05	3.90061
	21	25-Dec-05	3.91417
	22	25-Jan-06	4.51197
	23	25-Feb-06	4.46465
	24	25-Mar-06	4.75145
	25	25-Apr-06	4.54038
	26	25-May-06	4.54363
	27	25-Jun-06	4.28959
	28	25-Jul-06	4.60444
	29	25-Aug-06	4.34907
	30	25-Sep-06	4.23029
	31	25-Oct-06	4.35837
	32	25-Nov-06	4.16348
	33	25-Dec-06	4.59835
	34	25-Jan-07	4.55905
	35	25-Feb-07	4.47605
	36	25-Mar-07	4.89095
	37	25-Apr-07	4.52976
	38	25-May-07	4.63129
	39	25-Jun-07	4.44589
	40	25-Jul-07	4.69776
	41	25-Aug-07	4.44592
	42	25-Sep-07	4.36658
	43	25-Oct-07	4.54277
	44	25-Nov-07	4.29247
	45	25-Dec-07	4.47156
	46	25-Jan-08	4.37222
	47	25-Feb-08	3.43847
	48	25-Mar-08	3.81371
	49	25-Apr-08	3.37430
	50	25-May-08	3.53684
	51	25-Jun-08	3.32518
	52	25-Jul-08	3.59475
	53	25-Aug-08	3.36055
	54	25-Sep-08	3.37180
	55	25-Oct-08	3.61101
	56	25-Nov-08	3.44153
	57	25-Dec-08	3.67502

✹ RBS Greenwich Capital

Period	Date	#XSSPREAD%
Total		
58	25-Jan-09	3.55930
59	25-Feb-09	3.61887
60	25-Mar-09	4.30714
61	25-Apr-09	3.76490
62	25-May-09	3.98197
63	25-Jun-09	3.96195
64	25-Jul-09	4.35733
65	25-Aug-09	4.40727
66	25-Sep-09	4.62650
67	25-Oct-09	4.97807
68	25-Nov-09	5.15490
69	25-Dec-09	5.49015
70	25-Jan-10	5.80418
71	25-Feb-10	6.14229
72	25-Mar-10	6.78818
73	25-Apr-10	6.95008
74	25-May-10	7.38816
75	25-Jun-10	7.86511
76	25-Jul-10	8.39343
77	25-Aug-10	8.92690
78	25-Sep-10	9.49568
79	25-Oct-10	10.11085
80	25-Nov-10	10.63619
81	25-Dec-10	10.62908
82	25-Jan-11	10.62647
83	25-Feb-11	10.61561
84	25-Mar-11	10.60453
85	25-Apr-11	10.59916
86	25-May-11	10.58896
87	25-Jun-11	10.58533
88	25-Jul-11	10.59951
89	25-Aug-11	10.58820
90	25-Sep-11	10.57630
91	25-Oct-11	10.57756
92	25-Nov-11	10.56714
93	25-Dec-11	10.56493
94	25-Jan-12	10.58145
95	25-Feb-12	10.56920
96	25-Mar-12	10.55635
97	25-Apr-12	10.55587
98	25-May-12	10.54448
99	25-Jun-12	10.54116
100	25-Jul-12	10.55643
101	25-Aug-12	10.54331
102	25-Sep-12	10.52962
103	25-Oct-12	10.52850
104	25-Nov-12	10.51635
105	25-Dec-12	10.51234
106	25-Jan-13	10.52760
107	25-Feb-13	10.51373
108	25-Mar-13	10.49931
109	25-Apr-13	10.49808
110	25-May-13	10.48532
111	25-Jun-13	10.48132
112	25-Jul-13	10.49777
113	25-Aug-13	10.48326
114	25-Sep-13	10.46820
115	25-Oct-13	10.46735
116	25-Nov-13	10.45408
117	25-Dec-13	10.44937
118	25-Jan-14	10.46176
119	25-Feb-14	10.44658
120	25-Mar-14	10.43102
121	25-Apr-14	10.42111
122	25-May-14	10.40597
123	25-Jun-14	10.39111
124	25-Jul-14	10.37401
125	25-Aug-14	10.35866
126	25-Sep-14	10.34348

☒RBS Greenwich Capital

Period Total	Date	#XSSPREAD%
127	25-Oct-14	10.32608
128	25-Nov-14	10.31088
129	25-Dec-14	10.29471
130	25-Jan-15	10.27674
131	25-Feb-15	10.26219
132	25-Mar-15	10.24782
133	25-Apr-15	10.23301
134	25-May-15	10.21887
135	25-Jun-15	10.20496
136	25-Jul-15	10.19200
137	25-Aug-15	10.17832
138	25-Sep-15	10.16476
139	25-Oct-15	10.15280
140	25-Nov-15	10.13975
141	25-Dec-15	10.12847
142	25-Jan-16	10.12236
143	25-Feb-16	10.10952
144	25-Mar-16	10.09669
145	25-Apr-16	10.08911
146	25-May-16	10.07729
147	25-Jun-16	10.06955
148	25-Jul-16	10.07106
149	25-Aug-16	10.05885
150	25-Sep-16	10.04656
151	25-Oct-16	10.03978
152	25-Nov-16	10.02839
153	25-Dec-16	10.01994
154	25-Jan-17	10.01725
155	25-Feb-17	10.00562
156	25-Mar-17	9.99401
157	25-Apr-17	9.98526
158	25-May-17	9.97427
159	25-Jun-17	9.96461
160	25-Jul-17	9.95683
161	25-Aug-17	9.94602
162	25-Sep-17	9.93534
163	25-Oct-17	9.92516
164	25-Nov-17	9.91482
165	25-Dec-17	9.90434
166	25-Jan-18	9.89260
167	25-Feb-18	9.88272
168	25-Mar-18	9.87299
169	25-Apr-18	9.86153
170	25-May-18	9.85172
171	25-Jun-18	9.84036
172	25-Jul-18	9.82481
173	25-Aug-18	9.81545
174	25-Sep-18	9.80624
175	25-Oct-18	9.79346
176	25-Nov-18	9.53121
177	25-Dec-18	9.17016
178	25-Jan-19	8.91209
179	25-Feb-19	8.89438
180	25-Mar-19	8.87698
181	25-Apr-19	8.40488
182	25-May-19	8.38203
183	25-Jun-19	8.35974
184	25-Jul-19	8.34018
185	25-Aug-19	8.31822
186	25-Sep-19	8.29642
187	25-Oct-19	8.27692
188	25-Nov-19	8.25580
189	25-Dec-19	8.23602
190	25-Jan-20	8.21874
191	25-Feb-20	8.19802
192	25-Mar-20	8.17747
193	25-Apr-20	8.15831
194	25-May-20	8.13832
195	25-Jun-20	8.11912

�StRBS Greenwich Capital

Period Total	Date	#XSSPREAD%
196	25-Jul-20	8.10105
197	25-Aug-20	8.08156
198	25-Sep-20	8.06227
199	25-Oct-20	8.04350
200	25-Nov-20	8.02474
201	25-Dec-20	8.00623
202	25-Jan-21	7.98787
203	25-Feb-21	7.96974
204	25-Mar-21	7.95183
205	25-Apr-21	7.93381
206	25-May-21	7.91625
207	25-Jun-21	7.89853
208	25-Jul-21	7.88002
209	25-Aug-21	7.86311
210	25-Sep-21	7.84642
211	25-Oct-21	7.82898
212	25-Nov-21	7.81252
213	25-Dec-21	7.79555
214	25-Jan-22	7.77697
215	25-Feb-22	7.76116
216	25-Mar-22	7.74556
217	25-Apr-22	7.72873
218	25-May-22	7.71350
219	25-Jun-22	7.69744
220	25-Jul-22	7.67920
221	25-Aug-22	7.66471
222	25-Sep-22	7.65043
223	25-Oct-22	7.63531
224	25-Nov-22	7.62352
225	25-Dec-22	7.61077
226	25-Jan-23	7.59538
227	25-Feb-23	7.58515
228	25-Mar-23	7.57521
229	25-Apr-23	7.56343
230	25-May-23	7.55365
231	25-Jun-23	7.54272
232	25-Jul-23	7.52882
233	25-Aug-23	7.51994
234	25-Sep-23	7.51132
235	25-Oct-23	7.50066
236	25-Nov-23	7.49213
237	25-Dec-23	7.48242
238	25-Jan-24	7.47001
239	25-Feb-24	7.46235
240	25-Mar-24	7.45522
241	25-Apr-24	7.44696
242	25-May-24	7.44011
243	25-Jun-24	7.43299
244	25-Jul-24	7.42530
245	25-Aug-24	7.41908
246	25-Sep-24	7.41302
247	25-Oct-24	7.40676
248	25-Nov-24	7.40094
249	25-Dec-24	7.39505
250	25-Jan-25	7.38885
251	25-Feb-25	7.38348
252	25-Mar-25	7.37825
253	25-Apr-25	7.37285
254	25-May-25	7.36784
255	25-Jun-25	7.36276
256	25-Jul-25	7.35739
257	25-Aug-25	7.35277
258	25-Sep-25	7.34828
259	25-Oct-25	7.34363
260	25-Nov-25	7.33932
261	25-Dec-25	7.33495
262	25-Jan-26	7.33032
263	25-Feb-26	7.32636
264	25-Mar-26	7.32251

☆ RBS Greenwich Capital

Period Total	Date	#XSSPREAD%
265	25-Apr-26	7.31852
266	25-May-26	7.31483
267	25-Jun-26	7.31109
268	25-Jul-26	7.30714
269	25-Aug-26	7.30375
270	25-Sep-26	7.30046
271	25-Oct-26	7.29705
272	25-Nov-26	7.29390
273	25-Dec-26	7.29071
274	25-Jan-27	7.28733
275	25-Feb-27	7.28444
276	25-Mar-27	7.28164
277	25-Apr-27	7.27873
278	25-May-27	7.27605
279	25-Jun-27	7.27334
280	25-Jul-27	7.27047
281	25-Aug-27	7.26802
282	25-Sep-27	7.26564
283	25-Oct-27	7.26318
284	25-Nov-27	7.26090
285	25-Dec-27	7.25860
286	25-Jan-28	7.25617
287	25-Feb-28	7.25410
288	25-Mar-28	7.25209
289	25-Apr-28	7.25000
290	25-May-28	7.24808
291	25-Jun-28	7.24615
292	25-Jul-28	7.24410
293	25-Aug-28	7.24235
294	25-Sep-28	7.24066
295	25-Oct-28	7.23891
296	25-Nov-28	7.23730
297	25-Dec-28	7.23568
298	25-Jan-29	7.23396
299	25-Feb-29	7.23250
300	25-Mar-29	7.23108
301	25-Apr-29	7.22962
302	25-May-29	7.22828
303	25-Jun-29	7.22693
304	25-Jul-29	7.22550
305	25-Aug-29	7.22428
306	25-Sep-29	7.22311
307	25-Oct-29	7.22190
308	25-Nov-29	7.22078
309	25-Dec-29	7.21967
310	25-Jan-30	7.21851
311	25-Feb-30	7.21751
312	25-Mar-30	7.21654
313	25-Apr-30	7.21556
314	25-May-30	7.21465
315	25-Jun-30	7.21375
316	25-Jul-30	7.21280
317	25-Aug-30	7.21200
318	25-Sep-30	7.21122
319	25-Oct-30	7.21043
320	25-Nov-30	7.20971
321	25-Dec-30	7.20900
322	25-Jan-31	7.20825
323	25-Feb-31	7.20762
324	25-Mar-31	7.20702
325	25-Apr-31	7.20642
326	25-May-31	7.20587
327	25-Jun-31	7.20533
328	25-Jul-31	7.20478
329	25-Aug-31	7.20433
330	25-Sep-31	7.20390
331	25-Oct-31	7.20347
332	25-Nov-31	7.20310
333	25-Dec-31	7.20275

✕RBS Greenwich Capital

Period Total	Date	#XSSPREAD%
334	25-Jan-32	7.20240
335	25-Feb-32	7.20212
336	25-Mar-32	7.20189
337	25-Apr-32	7.20167
338	25-May-32	7.20151
339	25-Jun-32	7.20139
340	25-Jul-32	7.20129
341	25-Aug-32	7.20127
342	25-Sep-32	7.20132
343	25-Oct-32	7.20141
344	25-Nov-32	7.20160
345	25-Dec-32	7.20187
346	25-Jan-33	7.20224
347	25-Feb-33	7.20275
348	25-Mar-33	7.20346
349	25-Apr-33	7.20436
350	25-May-33	7.20555
351	25-Jun-33	7.20712
352	25-Jul-33	7.20924
353	25-Aug-33	7.21221
354	25-Sep-33	7.21653
355	25-Oct-33	7.22330
356	25-Nov-33	7.23523
357	25-Dec-33	7.22411
358	25-Jan-34	7.34130
359	25-Feb-34	7.17314
360	25-Mar-34	7.17332

X_Meritage_04_1_MKT - CF - 3 - #XSSPREAD% - 200bp 100 PricingSpeed 5 CDR, 55% Sev, Adv 100%, 12 Lag

100 PricingSpeed
5 CDR, 55% Sev, Adv 100%, 12 Lag
Triggers Fail
FWD LIBOR + 200

Period Total		Date	#XSSPREAD%
	0	30-Mar-04	0.00000
	1	25-Apr-04	4.61120
	2	25-May-04	3.90777
	3	25-Jun-04	3.77073
	4	25-Jul-04	3.82876
	5	25-Aug-04	3.66124
	6	25-Sep-04	3.60152
	7	25-Oct-04	3.65138
	8	25-Nov-04	3.44177
	9	25-Dec-04	3.47376
	10	25-Jan-05	3.23190
	11	25-Feb-05	3.10902
	12	25-Mar-05	3.40751
	13	25-Apr-05	2.86236
	14	25-May-05	2.86990
	15	25-Jun-05	2.59204
	16	25-Jul-05	2.61132
	17	25-Aug-05	2.31835
	18	25-Sep-05	2.19205
	19	25-Oct-05	2.24066
	20	25-Nov-05	1.95352
	21	25-Dec-05	2.02437
	22	25-Jan-06	3.06209
	23	25-Feb-06	3.02981
	24	25-Mar-06	3.51026
	25	25-Apr-06	3.22253
	26	25-May-06	3.29511
	27	25-Jun-06	2.99090
	28	25-Jul-06	3.64814
	29	25-Aug-06	3.34546
	30	25-Sep-06	3.23780
	31	25-Oct-06	3.53242
	32	25-Nov-06	3.31660
	33	25-Dec-06	3.93974
	34	25-Jan-07	3.98427
	35	25-Feb-07	3.92243
	36	25-Mar-07	4.53215
	37	25-Apr-07	4.05732
	38	25-May-07	4.25862
	39	25-Jun-07	4.20969
	40	25-Jul-07	4.57173
	41	25-Aug-07	4.27434
	42	25-Sep-07	4.20435
	43	25-Oct-07	4.51854
	44	25-Nov-07	4.22042
	45	25-Dec-07	4.49006
	46	25-Jan-08	4.33542
	47	25-Feb-08	4.26995
	48	25-Mar-08	4.70109
	49	25-Apr-08	4.21339
	50	25-May-08	4.40154
	51	25-Jun-08	4.13296
	52	25-Jul-08	4.44749
	53	25-Aug-08	4.13942
	54	25-Sep-08	4.09260
	55	25-Oct-08	4.34764
	56	25-Nov-08	4.05522
	57	25-Dec-08	4.30218

✗✗RBS Greenwich Capital

Period Total	Date	#XSSPREAD%
58	25-Jan-09	4.04707
59	25-Feb-09	4.03214
60	25-Mar-09	4.81908
61	25-Apr-09	4.01542
62	25-May-09	4.22116
63	25-Jun-09	3.92215
64	25-Jul-09	4.22896
65	25-Aug-09	3.90030
66	25-Sep-09	3.84232
67	25-Oct-09	4.11950
68	25-Nov-09	3.81197
69	25-Dec-09	4.08525
70	25-Jan-10	2.98261
71	25-Feb-10	2.94161
72	25-Mar-10	3.77257
73	25-Apr-10	2.89402
74	25-May-10	3.12241
75	25-Jun-10	2.84193
76	25-Jul-10	3.12025
77	25-Aug-10	2.84221
78	25-Sep-10	2.82412
79	25-Oct-10	3.07051
80	25-Nov-10	2.80384
81	25-Dec-10	3.05443
82	25-Jan-11	2.82440
83	25-Feb-11	2.83780
84	25-Mar-11	3.68399
85	25-Apr-11	2.87660
86	25-May-11	3.11597
87	25-Jun-11	2.89743
88	25-Jul-11	3.15952
89	25-Aug-11	2.94987
90	25-Sep-11	2.96627
91	25-Oct-11	3.21110
92	25-Nov-11	3.02098
93	25-Dec-11	3.25875
94	25-Jan-12	3.10857
95	25-Feb-12	3.14303
96	25-Mar-12	3.55795
97	25-Apr-12	3.23479
98	25-May-12	3.46030
99	25-Jun-12	3.43681
100	25-Jul-12	3.69969
101	25-Aug-12	3.69965
102	25-Sep-12	3.83463
103	25-Oct-12	4.06755
104	25-Nov-12	4.13099
105	25-Dec-12	4.35417
106	25-Jan-13	4.46739
107	25-Feb-13	4.63942
108	25-Mar-13	5.13668
109	25-Apr-13	5.01742
110	25-May-13	5.23314
111	25-Jun-13	5.43113
112	25-Jul-13	5.67084
113	25-Aug-13	5.89479
114	25-Sep-13	6.13453
115	25-Oct-13	6.39457
116	25-Nov-13	6.65987
117	25-Dec-13	6.94516
118	25-Jan-14	7.25493
119	25-Feb-14	7.55973
120	25-Mar-14	7.91357
121	25-Apr-14	8.21751
122	25-May-14	8.56785
123	25-Jun-14	8.93496
124	25-Jul-14	9.31693
125	25-Aug-14	9.71850
126	25-Sep-14	10.13909

⚑ RBS Greenwich Capital

Period Total	Date	#XSSPREAD%
127	25-Oct-14	10.57666
128	25-Nov-14	11.03708
129	25-Dec-14	11.51730
130	25-Jan-15	12.01769
131	25-Feb-15	12.45366
132	25-Mar-15	12.44161
133	25-Apr-15	12.42863
134	25-May-15	12.41640
135	25-Jun-15	12.40432
136	25-Jul-15	12.39344
137	25-Aug-15	12.38120
138	25-Sep-15	12.36883
139	25-Oct-15	12.35884
140	25-Nov-15	12.34698
141	25-Dec-15	12.33849
142	25-Jan-16	12.33779
143	25-Feb-16	12.32550
144	25-Mar-16	12.31277
145	25-Apr-16	12.30919
146	25-May-16	12.29837
147	25-Jun-16	12.29656
148	25-Jul-16	12.30946
149	25-Aug-16	12.29702
150	25-Sep-16	12.28383
151	25-Oct-16	12.28112
152	25-Nov-16	12.26971
153	25-Dec-16	12.26511
154	25-Jan-17	12.27024
155	25-Feb-17	12.25713
156	25-Mar-17	12.24353
157	25-Apr-17	12.23566
158	25-May-17	12.22294
159	25-Jun-17	12.21330
160	25-Jul-17	12.20668
161	25-Aug-17	12.19299
162	25-Sep-17	12.17912
163	25-Oct-17	12.16597
164	25-Nov-17	12.15201
165	25-Dec-17	12.13701
166	25-Jan-18	12.11874
167	25-Feb-18	12.10460
168	25-Mar-18	12.09063
169	25-Apr-18	12.07196
170	25-May-18	12.05691
171	25-Jun-18	12.03659
172	25-Jul-18	12.00596
173	25-Aug-18	11.99160
174	25-Sep-18	11.97776
175	25-Oct-18	11.95369
176	25-Nov-18	11.96148
177	25-Dec-18	11.98352
178	25-Jan-19	11.99507
179	25-Feb-19	11.97872
180	25-Mar-19	11.96299
181	25-Apr-19	11.98120
182	25-May-19	11.96423
183	25-Jun-19	11.94814
184	25-Jul-19	11.93777
185	25-Aug-19	11.92126
186	25-Sep-19	11.90442
187	25-Oct-19	11.89266
188	25-Nov-19	11.87657
189	25-Dec-19	11.86392
190	25-Jan-20	11.85626
191	25-Feb-20	11.83920
192	25-Mar-20	11.82183
193	25-Apr-20	11.80760
194	25-May-20	11.79062
195	25-Jun-20	11.77556

✖ RBS Greenwich Capital

Period Total	Date	#XSSPREAD%
196	25-Jul-20	11.76254
197	25-Aug-20	11.74488
198	25-Sep-20	11.72704
199	25-Oct-20	11.70997
200	25-Nov-20	11.69180
201	25-Dec-20	11.67365
202	25-Jan-21	11.65515
203	25-Feb-21	11.63651
204	25-Mar-21	11.61781
205	25-Apr-21	11.59798
206	25-May-21	11.57884
207	25-Jun-21	11.55808
208	25-Jul-21	11.53413
209	25-Aug-21	11.51494
210	25-Sep-21	11.49584
211	25-Oct-21	11.47321
212	25-Nov-21	11.45324
213	25-Dec-21	11.42990
214	25-Jan-22	11.40034
215	25-Feb-22	11.38066
216	25-Mar-22	11.36122
217	25-Apr-22	11.33597
218	25-May-22	11.31521
219	25-Jun-22	11.28911
220	25-Jul-22	11.25396
221	25-Aug-22	11.23382
222	25-Sep-22	11.21406
223	25-Oct-22	11.18624
224	25-Nov-22	11.16485
225	25-Dec-22	11.13645
226	25-Jan-23	11.09576
227	25-Feb-23	11.07546
228	25-Mar-23	11.05572
229	25-Apr-23	11.02537
230	25-May-23	11.00349
231	25-Jun-23	10.97266
232	25-Jul-23	10.92671
233	25-Aug-23	10.90629
234	25-Sep-23	10.88655
235	25-Oct-23	10.85395
236	25-Nov-23	10.83170
237	25-Dec-23	10.79937
238	25-Jan-24	10.75156
239	25-Feb-24	10.73128
240	25-Mar-24	10.71171
241	25-Apr-24	10.68346
242	25-May-24	10.66266
243	25-Jun-24	10.63820
244	25-Jul-24	10.60877
245	25-Aug-24	10.58911
246	25-Sep-24	10.56962
247	25-Oct-24	10.54751
248	25-Nov-24	10.52756
249	25-Dec-24	10.50574
250	25-Jan-25	10.48028
251	25-Feb-25	10.46068
252	25-Mar-25	10.44123
253	25-Apr-25	10.41925
254	25-May-25	10.39935
255	25-Jun-25	10.37759
256	25-Jul-25	10.35172
257	25-Aug-25	10.33221
258	25-Sep-25	10.31286
259	25-Oct-25	10.29073
260	25-Nov-25	10.27096
261	25-Dec-25	10.24941
262	25-Jan-26	10.22322
263	25-Feb-26	10.20386
264	25-Mar-26	10.18466

✷ RBS Greenwich Capital

Period Total	Date	#XSSPREAD%
265	25-Apr-26	10.16269
266	25-May-26	10.14311
267	25-Jun-26	10.12174
268	25-Jul-26	10.09625
269	25-Aug-26	10.07709
270	25-Sep-26	10.05809
271	25-Oct-26	10.03643
272	25-Nov-26	10.01707
273	25-Dec-26	9.99611
274	25-Jan-27	9.97087
275	25-Feb-27	9.95196
276	25-Mar-27	9.93322
277	25-Apr-27	9.91202
278	25-May-27	9.89296
279	25-Jun-27	9.87228
280	25-Jul-27	9.84776
281	25-Aug-27	9.82914
282	25-Sep-27	9.81069
283	25-Oct-27	9.78986
284	25-Nov-27	9.77113
285	25-Dec-27	9.75093
286	25-Jan-28	9.72687
287	25-Feb-28	9.70860
288	25-Mar-28	9.69049
289	25-Apr-28	9.67009
290	25-May-28	9.65173
291	25-Jun-28	9.63204
292	25-Jul-28	9.60880
293	25-Aug-28	9.59091
294	25-Sep-28	9.57318
295	25-Oct-28	9.55342
296	25-Nov-28	9.53548
297	25-Dec-28	9.51626
298	25-Jan-29	9.49387
299	25-Feb-29	9.47638
300	25-Mar-29	9.45905
301	25-Apr-29	9.43979
302	25-May-29	9.42230
303	25-Jun-29	9.40366
304	25-Jul-29	9.38192
305	25-Aug-29	9.36487
306	25-Sep-29	9.34797
307	25-Oct-29	9.32928
308	25-Nov-29	9.31226
309	25-Dec-29	9.29414
310	25-Jan-30	9.27363
311	25-Feb-30	9.25703
312	25-Mar-30	9.24059
313	25-Apr-30	9.22258
314	25-May-30	9.20604
315	25-Jun-30	9.18858
316	25-Jul-30	9.16888
317	25-Aug-30	9.15276
318	25-Sep-30	9.13677
319	25-Oct-30	9.11944
320	25-Nov-30	9.10340
321	25-Dec-30	9.08652
322	25-Jan-31	9.06764
323	25-Feb-31	9.05198
324	25-Mar-31	9.03646
325	25-Apr-31	9.01978
326	25-May-31	9.00423
327	25-Jun-31	8.98803
328	25-Jul-31	8.97024
329	25-Aug-31	8.95504
330	25-Sep-31	8.93996
331	25-Oct-31	8.92389
332	25-Nov-31	8.90880
333	25-Dec-31	8.89313

✻RBS Greenwich Capital

Period Total		Date	#XSSPREAD%
	334	25-Jan-32	8.87618
	335	25-Feb-32	8.86137
	336	25-Mar-32	8.84666
	337	25-Apr-32	8.83112
	338	25-May-32	8.81638
	339	25-Jun-32	8.80126
	340	25-Jul-32	8.78513
	341	25-Aug-32	8.77057
	342	25-Sep-32	8.75605
	343	25-Oct-32	8.74084
	344	25-Nov-32	8.72620
	345	25-Dec-32	8.71117
	346	25-Jan-33	8.69525
	347	25-Feb-33	8.68035
	348	25-Mar-33	8.66522
	349	25-Apr-33	8.64928
	350	25-May-33	8.63329
	351	25-Jun-33	8.61639
	352	25-Jul-33	8.59816
	353	25-Aug-33	8.57897
	354	25-Sep-33	8.55724
	355	25-Oct-33	8.53048
	356	25-Nov-33	8.49401
	357	25-Dec-33	8.45490
	358	25-Jan-34	8.63593
	359	25-Feb-34	8.58280
	360	25-Mar-34	8.56738

X_Meritage_04_1_MKT - CF - 4 - #XSSPREAD% - 200bp 150 PricingSpeed 5 CDR, 55% Sev, Adv 100%, 12 Lag d

150 PricingSpeed
5 CDR, 55% Sev, Adv 100%, 12 Lag
Triggers Fail
FWD LIBOR + 200

Period Total		Date	#XSSPREAD%
	0	30-Mar-04	0.00000
	1	25-Apr-04	4.61120
	2	25-May-04	3.90692
	3	25-Jun-04	3.76874
	4	25-Jul-04	3.82556
	5	25-Aug-04	3.65646
	6	25-Sep-04	3.59504
	7	25-Oct-04	3.64317
	8	25-Nov-04	3.43121
	9	25-Dec-04	3.46116
	10	25-Jan-05	3.21662
	11	25-Feb-05	3.09130
	12	25-Mar-05	3.38852
	13	25-Apr-05	2.83956
	14	25-May-05	2.84436
	15	25-Jun-05	2.56199
	16	25-Jul-05	2.57639
	17	25-Aug-05	2.28065
	18	25-Sep-05	2.15158
	19	25-Oct-05	2.19639
	20	25-Nov-05	1.90576
	21	25-Dec-05	1.96991
	22	25-Jan-06	2.97175
	23	25-Feb-06	2.92497
	24	25-Mar-06	3.39875
	25	25-Apr-06	3.10395
	26	25-May-06	3.16141
	27	25-Jun-06	2.83135
	28	25-Jul-06	3.45753
	29	25-Aug-06	3.12080
	30	25-Sep-06	2.98252
	31	25-Oct-06	3.26150
	32	25-Nov-06	2.99333
	33	25-Dec-06	3.56632
	34	25-Jan-07	3.54889
	35	25-Feb-07	3.44288
	36	25-Mar-07	4.05145
	37	25-Apr-07	3.48887
	38	25-May-07	3.66420
	39	25-Jun-07	3.53924
	40	25-Jul-07	3.86716
	41	25-Aug-07	3.49833
	42	25-Sep-07	3.37374
	43	25-Oct-07	3.65827
	44	25-Nov-07	3.27383
	45	25-Dec-07	3.50292
	46	25-Jan-08	3.24118
	47	25-Feb-08	2.19915
	48	25-Mar-08	2.63070
	49	25-Apr-08	1.98102
	50	25-May-08	2.11388
	51	25-Jun-08	1.72804
	52	25-Jul-08	1.95083
	53	25-Aug-08	1.52189
	54	25-Sep-08	1.37810
	55	25-Oct-08	1.57004
	56	25-Nov-08	1.18796
	57	25-Dec-08	1.38957

✳ RBS Greenwich Capital

Period Total	Date	#XSSPREAD%
58	25-Jan-09	1.06329
59	25-Feb-09	1.00227
60	25-Mar-09	1.89555
61	25-Apr-09	0.87498
62	25-May-09	1.04109
63	25-Jun-09	0.67286
64	25-Jul-09	0.90610
65	25-Aug-09	0.52190
66	25-Sep-09	0.43718
67	25-Oct-09	0.59467
68	25-Nov-09	0.27671
69	25-Dec-09	0.37740
70	25-Jan-10	0.11552
71	25-Feb-10	0.02706
72	25-Mar-10	0.73214
73	25-Apr-10	0.00000
74	25-May-10	0.07535
75	25-Jun-10	0.00000
76	25-Jul-10	0.05754
77	25-Aug-10	0.00000
78	25-Sep-10	0.00000
79	25-Oct-10	0.00491
80	25-Nov-10	0.00000
81	25-Dec-10	0.00000
82	25-Jan-11	0.00000
83	25-Feb-11	0.00000
84	25-Mar-11	0.27877
85	25-Apr-11	0.00000

Meritage Mortgage Loan Trust 2004-1

Meritage
Mortgage Corporation

$639,960,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WAMU Capital Corp.
Co-Underwriter

✖RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

✿✿ RBS Greenwich Capital

RBS Greenwich Capital

Meritage_04_1 Class M7 BE Analysis

Barclays

Balance	$9,900,000.00	
Settle	3/30/2004	
	Delay	0
	Dated	3/30/2004
	First Payment	4/25/2004

PrepayARM)	100 PricingSpeed	75 PricingSpeed	125 PricingSpeed	100 PricingSpeed	75 PricingSpeed	125 PricingSpeed	100 * Barc_ARM_RAMP	100 * Barc_ARM_RAMP
PrepayFRM)	100 PricingSpeed	75 PricingSpeed	125 PricingSpeed	100 PricingSpeed	75 PricingSpeed	125 PricingSpeed	100 * Barc_FRM_RAMP	100 * Barc_FRM_RAMP
Default	13.089 CDR	13.086 CDR	13.106 CDR	10.899 CDR	10.788 CDR	11.052 CDR	12.985 CDR	10.911 CDR
Loss Severity	40%	40%	40%	40%	40%	40%	40%	40%
Servicer Advances	60%	60%	60%	60%	60%	60%	60%	60%
LIBOR	Flat	Flat	Flat	Forward	Forward	Forward	Flat	Forward
Liquidation Lag	12	12	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
WAL	9.98	12.26	8.29	10.44	13.04	8.57	9.79	9.38
Mod Dum	8.39	9.96	7.15	7.66	8.86	6.66	7.32	7.95
Principal Writedown	2,843.56 (0.03%)	1,792.87 (0.02%)	3,921.63 (0.04%)	241.92 (0.00%)	1,754.50 (0.02%)	4,846.15 (0.05%)	1,649.61 (0.02%)	1,504.21 (0.02%)
Total Collat Loss (Collat Maturity)	83,115,628.84 (12.60%)	98,985,600.09 (15.00%)	71,762,388.64 (10.88%)	71,995,282.98 (10.91%)	86,242,990.10 (13.07%)	62,262,013.85 (9.44%)	66,204,683.59 (10.03%)	76,239,639.52 (11.56%)
Total Collat Liquidation (Collat Maturity)	206,612,505.05 (31.32%)	245,961,601.27 (37.28%)	178,441,461.82 (27.05%)	179,162,476.02 (27.16%)	214,585,181.90 (32.53%)	154,952,492.73 (23.49%)	164,769,437.27 (24.97%)	189,549,232.72 (28.73%)

Meritage Mortgage Loan Trust 2004-1



$639,960,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WAMU Capital Corp.
Co-Underwriter

✳✳ RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

✖✖ RBS Greenwich Capital

RBS Greenwich Capital

Meritage_04_1 Class M8 BE Analysis   HBK

Balance	$9,900,000.00	Delay	0
Settle	3/30/2004	Dated	3/30/2004
		First Payment	4/25/2004

	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5	Scenario 6
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	183.063 *hbk_cdr_loss_crv	238.93 *hbk_cdr_loss_crv	193.797 *hbk_cdr_loss_crv	234.7 *hbk_cdr_loss_crv	299.395 *hbk_cdr_loss_crv	238.77 *hbk_cdr_loss_crv
Loss Severity	50%	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	0	0	0
LIBOR	Forward	Forward +300 over 12	Forward for 6 spike 200 for life	Forward	Forward +300 over 12	Forward for 6 spike 200 for life
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
WAL	11.40	10.95	11.30	10.79	10.26	10.76
Mod Durn	7.61	8.02	7.74	7.35	7.63	7.48
Principal Writedown	262.78 (0.00%)	125.21 (0.00%)	289.17 (0.00%)	209.94 (0.00%)	83.78 (0.00%)	34.42 (0.00%)
Total Collat Loss (Collat Maturity)	58,081,381.11 (8.80%)	72,732,311.06 (11.02%)	60,951,913.51 (9.24%)	71,679,808.28 (10.86%)	87,275,651.27 (13.23%)	72,659,768.42 (11.01%)
Total Collat Liquidation (Collat Maturity)	115,261,697.19 (17.47%)	144,321,306.74 (21.88%)	120,878,526.20 (18.32%)	143,359,616.55 (21.73%)	174,551,302.54 (26.46%)	145,319,536.84 (22.03%)

RBS Greenwich Capital

Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	206.621 *hbk_cdr_loss_crv	269.098 *hbk_cdr_loss_crv	214.927 *hbk_cdr_loss_crv
Loss Severity	50%	50%	50%
Servicer Advances	100%	100%	100%
Liquidation Lag	6	6	6
LIBOR	Forward	Forward +300 over 12	Forward for 6 spike 200 for life
Triggers	Fail	Fail	Fail
WAL	11.11	10.60	11.04
Mod Durn	7.49	7.82	7.62
Principal Writedown	235.39 (0.00%)	123.14 (0.00%)	377.84 (0.00%)
Total Collat Loss (Collat Maturity)	64,418,771.80 (9.76%)	80,152,528.00 (12.15%)	66,552,732.13 (10.09%)
I Collat Liquidation (Collat Maturity)	128,340,582.03 (19.45%)	159,683,855.88 (24.20%)	132,556,781.92 (20.09%)

Meritage_04_1 Class B1 BE Analysis   HBK

Balance	$6,600,000.00	Delay	0
Settle	3/30/2004	Dated	3/30/2004
		First Payment	4/25/2004

Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	156.603 *hbk_cdr_loss_crv	207.482 *hbk_cdr_loss_crv	164.936 *hbk_cdr_loss_crv	206.734 *hbk_cdr_loss_crv	266.256 *hbk_cdr_loss_crv	211.924 *hbk_cdr_loss_crv
Loss Severity	50%	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	0	0	0
LIBOR	Forward	Forward +300 over 12	Forward for 6 spike 200 for life	Forward	Forward +300 over 12	Forward for 6 spike 200 for life
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
WAL	12.58	12.10	12.46	11.95	11.38	11.87
Mod Durn	7.84	8.33	8.00	7.60	7.97	7.75
Principal Writedown	874.30 (0.01%)	892.40 (0.01%)	607.48 (0.01%)	888.42 (0.01%)	766.52 (0.01%)	128.43 (0.00%)
Total Collat Loss (Collat Maturity)	50,688,373.78 (7.68%)	64,633,799.34 (9.80%)	53,008,647.06 (8.03%)	64,451,740.07 (9.77%)	79,470,943.35 (12.05%)	65,771,330.33 (9.97%)
Total Collat Liquidation (Collat Maturity)	100,588,185.41 (15.25%)	128,246,688.10 (19.44%)	105,120,948.44 (15.93%)	128,903,480.13 (19.54%)	158,941,886.70 (24.09%)	131,542,660.67 (19.94%)

✹ RBS Greenwich Capital

	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Prepay			
Default	179.729 *hbk_cdr_loss_crv	237.024 *hbk_cdr_loss_crv	188.517 *hbk_cdr_loss_crv
Loss Severity	50%	50%	50%
Servicer Advances	100%	100%	100%
Liquidation Lag	6	6	6
LIBOR	Forward	Forward +300 over 12	Forward for 6 spike 200 for life
Triggers	Fail	Fail	Fail
WAL	12.29	11.73	12.16
Mod Durn	7.73	8.15	7.87
Principal Writedown	1,319.48 (0.02%)	259.56 (0.00%)	49.06 (0.00%)
Total Collat Loss (Collat Maturity)	57,170,152.38 (8.67%)	72,256,026.55 (10.95%)	59,528,668.95 (9.02%)
tal Collat Liquidation (Collat Maturity)	113,898,145.13 (17.26%)	143,949,602.17 (21.82%)	118,564,351.84 (17.97%)

Meritage Mortgage Loan Trust 2004-1

Meritage
Mortgage Corporation

$639,960,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WAMU Capital Corp.
Co-Underwriter

✖ RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

✕✕ RBS Greenwich Capital

RBS Greenwich Capital

Meritage_04_1 Class M8 — HBK

Balance	$9,900,000.00	Delay	0
		Dated	3/30/2004
Settle	3/30/2004	First Payment	4/25/2004

Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	100 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve
Loss Severity	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	0	0
LIBOR	Forward	Forward +300 over 12	Forward for 6 spike 200 for life	Forward	Forward +300 over 12
Triggers	Fail	Fail	Fail	Fail	Fail
WAL	7.99	7.98	7.97	7.91	7.90
Mod Durn	6.09	6.39	6.12	6.04	6.33
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	33,811,019.03 (5.12%)	33,803,201.08 (5.12%)	33,780,790.68 (5.12%)	33,816,825.25 (5.13%)	33,809,007.08 (5.12%)
ollat Liquidation (Collat Maturity)	67,092,518.66 (10.17%)	67,062,316.46 (10.16%)	66,983,072.63 (10.15%)	67,633,650.49 (10.25%)	67,618,014.16 (10.25%)

✷ RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	100 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve
Loss Severity	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	0	6	6	6
LIBOR	Forward for 6 spike 200 for life	Forward	Forward +300 over 12	Forward for 6 spike 200 for life
Triggers	Fail	Fail	Fail	Fail
WAL	7.89	7.95	7.93	7.92
Mod Durn	6.07	6.06	6.36	6.09
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	33,786,596.60 (5.12%)	33,814,160.57 (5.13%)	33,806,342.45 (5.12%)	33,783,931.99 (5.12%)
Total Collat Liquidation (Collat Maturity)	67,573,193.20 (10.24%)	67,364,511.90 (10.21%)	67,343,621.13 (10.21%)	67,283,390.13 (10.20%)

RBS Greenwich Capital

Meritage_04_1 Class M9   HBK

Balance	$6,600,000.00
	Delay	0
	Dated	3/30/2004
Settle	3/30/2004
	First Payment	4/25/2004

Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	100 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve
Loss Severity	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	0	0
LIBOR	Forward	Forward +300 over 12	Forward for 6 spike 200 for life	Forward	Forward +300 over 12
Triggers	Fail	Fail	Fail	Fail	Fail
WAL	8.93	8.91	8.90	8.84	8.82
Mod Durn	6.43	6.80	6.49	6.38	6.74
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	33,811,019.03 (5.12%)	33,803,201.08 (5.12%)	33,780,790.68 (5.12%)	33,816,825.25 (5.13%)	33,809,007.08 (5.12%)
Collat Liquidation (Collat Maturity)	67,092,518.66 (10.17%)	67,062,316.46 (10.16%)	66,983,072.63 (10.15%)	67,633,650.49 (10.25%)	67,618,014.16 (10.25%)

RBS Greenwich Capital

Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	100 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve
Loss Severity	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	0	6	6	6
LIBOR	Forward for 6 spike 200 for life	Forward	Forward +300 over 12	Forward for 6 spike 200 for life
Triggers	Fail	Fail	Fail	Fail
WAL	8.81	8.88	8.86	8.85
Mod Durn	6.44	6.41	6.77	6.46
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	33,786,596.60 (5.12%)	33,814,160.57 (5.13%)	33,806,342.45 (5.12%)	33,783,931.99 (5.12%)
Total Collat Liquidation (Collat Maturity)	67,573,193.20 (10.24%)	67,364,511.90 (10.21%)	67,343,621.13 (10.21%)	67,283,390.13 (10.20%)

Meritage Mortgage Loan Trust 2004-1

Meritage
Mortgage Corporation

$639,960,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WAMU Capital Corp.
Co-Underwriter

✖ RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

✻✻ RBS Greenwich Capital

RBS Greenwich Capital

Meritage_04_1 Class M9 BE Analysis

Barclays

Balance	$6,600,000.00	Delay	0					
Settle	3/30/2004	Dated	3/30/2004					
		First Payment	4/25/2004					

Prepay(ARM)	100 PricingSpeed	75 PricingSpeed	125 PricingSpeed	100 PricingSpeed	75 PricingSpeed	125 PricingSpeed	100 * _Barc_ARM_RAMP	100 * _Barc_ARM_RAMP
Prepay(FRM)	100 PricingSpeed	75 PricingSpeed	125 PricingSpeed	100 PricingSpeed	75 PricingSpeed	125 PricingSpeed	100 _Barc_FRM_RAMP	100 _Barc_FRM_RAMP
Default	10.297 CDR	10.742 CDR	9.894 CDR	8.454 CDR	8.856 CDR	8.114 CDR	9.865 CDR	8.154 CDR
Loss Severity	40%	40%	40%	40%	40%	40%	40%	40%
Servicer Advances	60%	60%	60%	60%	60%	60%	60%	60%
LIBOR	Flat	Flat	Flat	Forward	Forward	Forward	Flat	Forward
Liquidation Lag	12	12	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
WAL	11.31	13.86	9.38	11.84	14.68	9.70	10.70	11.16
Mod Dur	8.38	9.72	7.26	7.57	8.54	6.69	8.01	7.30
Principal Writedown	9,938.12 (0.15%)	11,547.55 (0.17%)	3,245.13 (0.05%)	36,524.56 (0.55%)	16,684.25 (0.25%)	7,205.97 (0.11%)	3,405.19 (0.05%)	22,120.70 (0.34%)
Total Collat Loss (Collat Maturity)	68,549,867.78 (10.39%)	85,573,445.73 (12.97%)	56,524,142.17 (8.57%)	58,300,841.16 (8.84%)	74,078,383.59 (11.23%)	47,573,172.03 (7.21%)	60,683,328.17 (9.20%)	51,635,978.99 (7.83%)
Total Collat Liquidation (Collat Maturity)	170,386,983.12 (25.83%)	212,605,326.58 (32.23%)	140,539,682.89 (21.30%)	145,078,672.28 (21.99%)	184,307,381.89 (27.94%)	118,393,657.90 (17.95%)	150,857,234.32 (22.87%)	128,499,583.14 (19.46%)

Meritage Mortgage Loan Trust 2004-1

Meritage
Mortgage Corporation

$639,960,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WAMU Capital Corp.
Co-Underwriter

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

> If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

✖ RBS Greenwich Capital

✳ RBS Greenwich Capital

Meritage_04_1 Class M1

Balance	$39,590,000.00		Delay	0
			Dated	3/30/2004
Settle	3/30/2004		First Payment	4/25/2004
Prepay (ARM)		100 PPC		100 PPC
Prepay (FRM)		115 PPC		115 PPC
CDR		100% RAMP		100% RAMP
Loss Severity		35%		40%
Servicer Advances		100%		100%
Liquidation Lag		12		12
Triggers		Fail		Fail
LIBOR		Forward		Forward
WAL		4.36		4.43
Mod Durn		4.01		4.07
Principal Writedown		0.00 (0.00%)		0.00 (0.00%)
Total Collat Loss (Collat Maturity)		44,097,196.77 (6.68%)		50,396,794.81 (7.64%)
Total Collat Liquidation (Collat Maturity)		125,036,684.18 (18.95%)		125,036,684.18 (18.95%)

**100% CDR Ramp: 2CDR ramping to 12CDR over 2yrs, 12 months at 12CDR, then back down to 2CDR over 2yrs

RBS Greenwich Capital

Meritage_04_1 Class M4

Balance	$11,550,000.00	Delay	0
		Dated	3/30/2004
Settle	3/30/2004	First Payment	4/25/2004

Prepay (ARM)	100 PPC	100 PPC
Prepay (FRM)	115 PPC	115 PPC
CDR	100% RAMP	100% RAMP
Loss Severity	35%	40%
Servicer Advances	100%	100%
Liquidation Lag	12	12
Triggers	Fail	Fail
LIBOR	Forward	Forward
WAL	5.53	5.71
Mod Durn	4.86	4.99
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	44,097,196.77 (6.68%)	50,396,794.81 (7.64%)
Total Collat Liquidation (Collat Maturity)	125,036,684.18 (18.95%)	125,036,684.18 (18.95%)

**100% CDR Ramp: 2CDR ramping to 12CDR over 2yrs, 12 months at 12CDR, then back down to 2CDR over 2yrs

Meritage Mortgage Loan Trust 2004-1

Meritage
Mortgage Corporation

$639,960,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WAMU Capital Corp.
Co-Underwriter

❈RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

✿✿ RBS Greenwich Capital

✕ RBS Greenwich Capital

Meritage_04_1 Class M1 BE Analysis

Prudential

Balance	$39,590,000.00		Delay	0
			Dated	3/30/2004
Settle	3/30/2004		First Payment	4/25/2004
Prepay (ARM)		35 CPR		35 CPR
Prepay (FRM)		115 PPC		115 PPC
Default		21.515 CDR		20.043 CDR
Loss Severity		50%		50%
Servicer Advances		100%		100%
Liquidation Lag		18		18
LIBOR		Forward		Forward + 200
Triggers		Fail		Fail
WAL		6.12		6.27
Mod Durn		5.38		5.13
Principal Writedown		3,982.13 (0.01%)		829.76 (0.00%)
Total Collat Loss (Collat Maturity)		122,202,608.55 (18.52%)		116,264,728.48 (17.62%)
Total Collat Liquidation (Collat Maturity)		241,633,772.53 (36.62%)		230,127,827.92 (34.88%)

✹ RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Meritage_04_1 Class M2 BE Analysis   Prudential

Balance	$13,200,000.00	Delay	0	
		Dated	3/30/2004	
Settle	3/30/2004	First Payment	4/25/2004	

Prepay (ARM)	35 CPR	35 CPR
Prepay (FRM)	115 PPC	115 PPC
Default	18.537 CDR	17.152 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
Liquidation Lag	18	18
LIBOR	Forward	Forward + 200
Triggers	Fail	Fail
WAL	8.23	8.44
Mod Durn	6.83	6.40
Principal Writedown	4,052.44 (0.03%)	1,366.88 (0.01%)
Total Collat Loss (Collat Maturity)	109,790,028.36 (16.64%)	103,727,178.28 (15.72%)
Total Collat Liquidation (Collat Maturity)	217,077,825.09 (32.90%)	205,310,379.46 (31.12%)

RBS Greenwich Capital

Meritage_04_1 Class M3 BE Analysis

Prudential

Balance	$9,900,000.00	Delay 0
Settle	3/30/2004	Dated 3/30/2004
		First Payment 4/25/2004

Prepay (ARM)	35 CPR	35 CPR
Prepay (FRM)	115 PPC	115 PPC
Default	16.407 CDR	15.082 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
Liquidation Lag	18	18
LIBOR	Forward	Forward + 200
Triggers	Fail	Fail
WAL	9.04	9.27
Mod Durn	7.18	6.69
Principal Writedown	3,314.54 (0.03%)	325.49 (0.00%)
Total Collat Loss (Collat Maturity)	100,252,263.77 (15.20%)	94,085,102.99 (14.26%)
Total Collat Liquidation (Collat Maturity)	198,210,266.67 (30.04%)	186,223,479.27 (28.23%)

✕ RBS Greenwich Capital

Meritage_04_1 Class M4 BE Analysis

Prudential

Balance	$11,550,000.00	Delay	0
		Dated	3/30/2004
Settle	3/30/2004	First Payment	4/25/2004

Prepay (ARM)	35 CPR	35 CPR
Prepay (FRM)	115 PPC	115 PPC
Default	14.086 CDR	12.824 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
Liquidation Lag	18	18
LIBOR	Forward	Forward + 200
Triggers	Fail	Fail
WAL	9.18	9.41
Mod Durn	7.23	6.73
Principal Writedown	1,011.39 (0.01%)	3,011.12 (0.03%)
Total Collat Loss (Collat Maturity)	89,156,978.39 (13.51%)	82,858,341.75 (12.56%)
Total Collat Liquidation (Collat Maturity)	176,263,084.04 (26.72%)	163,999,059.83 (24.86%)

RBS Greenwich Capital

Meritage_04_1 Class M5 BE Analysis

Balance	$9,900,000.00		Delay	0
			Dated	3/30/2004
Settle	3/30/2004		First Payment	4/25/2004

		Prudential
Prepay (ARM)	35 CPR	35 CPR
Prepay (FRM)	115 PPC	115 PPC
Default	12.188 CDR	10.984 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
Liquidation Lag	18	18
LIBOR	Forward	Forward + 200
Triggers	Fail	Fail
WAL	9.83	10.06
Mod Durn	7.51	6.96
Principal Writedown	3,131.19 (0.03%)	1,376.82 (0.01%)
Total Collat Loss (Collat Maturity)	79,481,499.12 (12.05%)	73,104,965.73 (11.08%)
Total Collat Liquidation (Collat Maturity)	157,125,859.73 (23.82%)	144,691,193.56 (21.93%)

Meritage_04_1 Class M6 BE Analysis

			Prudential
Balance	$9,900,000.00	Delay	0
		Dated	3/30/2004
Settle	3/30/2004	First Payment	4/25/2004

Prepay (ARM)	35 CPR	35 CPR
Prepay (FRM)	115 PPC	115 PPC
Default	10.372 CDR	9.219 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
Liquidation Lag	18	18
LIBOR	Forward	Forward + 200
Triggers	Fail	Fail
WAL	10.19	10.44
Mod Durn	7.57	6.99
Principal Writedown	4,985.93 (0.05%)	5,284.90 (0.05%)
Total Collat Loss (Collat Maturity)	69,663,889.17 (10.56%)	63,185,869.21 (9.58%)
Total Collat Liquidation (Collat Maturity)	137,709,152.39 (20.87%)	125,055,459.46 (18.95%)

RBS Greenwich Capital

Meritage_04_1 Class M7 BE Analysis   Prudential

Balance	$9,900,000.00	Delay	0
		Dated	3/30/2004
Settle	3/30/2004	First Payment	4/25/2004

Prepay (ARM)	35 CPR	35 CPR
Prepay (FRM)	115 PPC	115 PPC
Default	8.631 CDR	7.527 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
Liquidation Lag	18	18
LIBOR	Forward	Forward + 200
Triggers	Fail	Fail
WAL	10.57	10.82
Mod Durn	7.72	7.11
Principal Writedown	4,022.62 (0.04%)	1,975.67 (0.02%)
Total Collat Loss (Collat Maturity)	59,687,604.58 (9.05%)	53,109,398.23 (8.05%)
Total Collat Liquidation (Collat Maturity)	117,980,547.58 (17.88%)	105,108,728.77 (15.93%)

RBS Greenwich Capital

Meritage_04_1 Class M8 BE Analysis

				Prudential
Balance	$9,900,000.00		Delay	0
			Dated	3/30/2004
Settle	3/30/2004		First Payment	4/25/2004
Prepay (ARM)		35 CPR		35 CPR
Prepay (FRM)		115 PPC		115 PPC
Default		6.948 CDR		5.912 CDR
Loss Severity		50%		50%
Servicer Advances		100%		100%
Liquidation Lag		18		18
LIBOR		Forward		Forward + 200
Triggers		Fail		Fail
WAL		10.91		11.19
Mod Durn		7.40		6.83
Principal Writedown		6,187.49 (0.06%)		97.58 (0.00%)
Total Collat Loss (Collat Maturity)		49,468,452.03 (7.50%)		42,924,109.01 (6.51%)
Total Collat Liquidation (Collat Maturity)		97,773,921.27 (14.82%)		84,947,498.98 (12.88%)

Meritage Mortgage Loan Trust 2004-1

Meritage
Mortgage Corporation

$639,960,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WAMU Capital Corp.
Co-Underwriter

✹ RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

✱✱ RBS Greenwich Capital

RBS Greenwich Capital

Meritage_04_1 Class M7 BE Analysis

RABO

Balance	$9,900,000.00	Delay	0	
Settle	3/30/2004	Dated	3/30/2004	
		First Payment	4/25/2004	

	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP
Prepay (2A)	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP
Prepay (2F)	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP
Default	11.708 CDR	11.733 CDR	11.838 CDR	7.03 CDR
Loss Severity	40%	40%	40%	65%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
LIBOR	Forward	Forward	Forward	Forward
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
WAL	14.45	11.75	8.99	16.48
Mod Dur	9.42	8.28	6.88	10.13
Principal Writedown	1,667.53 (0.02%)	974.63 (0.01%)	2,040.18 (0.02%)	5,226.25 (0.05%)
Total Collat Loss (Collat Maturity)	96,487,609.21 (14.62%)	79,473,699.22 (12.05%)	63,555,787.35 (9.63%)	107,039,617.47 (16.22%)
Total Collat Liquidation (Collat Maturity)	239,275,368.67 (36.27%)	197,149,299.33 (29.88%)	157,695,009.06 (23.90%)	163,283,771.02 (24.75%)

✖ RBS Greenwich Capital

	100 *New_RABO_ARM_PREPAY_RAMP 100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP 135 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP 75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP 100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP 135 *New_RABO_FRM_PREPAY_RAMP
	7.032 CDR	7.097 CDR	10.186 CDR	9.991 CDR	9.901 CDR
	65%	65%	40%	40%	40%
	100%	100%	100%	100%	100%
	12	12	12	12	12
	Forward	Forward	Flat for 12 then spike 400	Flat for 12 then spike 400	Flat for 12 then spike 400
	Fail	Fail	Fail	Fail	Fail
	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)
	13.11	9.78	15.11	12.28	9.35
	8.88	7.31	9.38	8.26	6.86
	5,702.25 (0.06%)	4,863.65 (0.05%)	1,336.17 (0.01%)	1,006.52 (0.01%)	2,100.41 (0.02%)
	85,257,561.81 (12.92%)	66,139,786.75 (10.02%)	87,396,705.10 (13.25%)	70,087,633.74 (10.62%)	54,591,711.18 (8.27%)
	130,129,247.12 (19.72%)	100,981,902.22 (15.31%)	216,739,682.80 (32.85%)	173,893,739.79 (26.36%)	135,484,476.34 (20.54%)

RBS Greenwich Capital

	75	100	135
*New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP
*New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP
	6.215 CDR	6.066 CDR	5.98 CDR
	65%	65%	65%
	100%	100%	100%
	12	12	12
	Flat for 12 then spike 400	Flat for 12 then spike 400	Flat for 12 then spike 400
	Fail	Fail	Fail
	Call (N)	Call (N)	Call (N)
	16.90	13.48	10.03
	9.98	8.75	7.21
	5,664.36 (0.06%)	7,796.25 (0.08%)	2,053.38 (0.02%)
	96,966,190.27 (14.70%)	75,145,959.69 (11.39%)	56,663,570.56 (8.59%)
	147,916,861.63 (22.42%)	114,712,532.88 (17.39%)	86,533,688.04 (13.12%)

RBS Greenwich Capital

Meritage_04_1 Class M8 BE Analysis

RABO

Balance	$9,900,000.00
Settle	3/30/2004

Delay	0
Dated	3/30/2004
First Payment	4/25/2004

Prepay (2A)	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP
Prepay (2F)	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP
Default	10.238 CDR	9.934 CDR	9.624 CDR	6.253 CDR
Loss Severity	40%	40%	40%	65%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
LIBOR	Forward	Forward	Forward	Forward
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
WAL	14.97	12.20	9.33	16.75
Mod Durn	8.91	7.94	6.68	9.44
Principal Writedown	494.42 (0.00%)	3,770.13 (0.04%)	3,258.02 (0.03%)	11.03 (0.00%)
Total Collat Loss (Collat Maturity)	87,691,313.16 (13.29%)	69,742,532.69 (10.57%)	53,253,176.13 (8.07%)	97,425,638.54 (14.77%)
Total Collat Liquidation (Collat Maturity)	217,438,698.16 (32.96%)	172,999,080.26 (26.22%)	132,128,335.20 (20.03%)	148,604,820.80 (22.52%)

	Col 1	Col 2	Col 3	Col 4	Col 5
	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP
	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP
	6.036 CDR	5.821 CDR	8.674 CDR	8.216 CDR	7.724 CDR
	65%	65%	40%	40%	40%
	100%	100%	100%	100%	100%
	12	12	12	12	12
	Forward	Forward	Flat for 12 then spike 400	Flat for 12 then spike 400	Flat for 12 then spike 400
	Fail	Fail	Fail	Fail	Fail
	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)
	13.39	9.99	15.68	12.75	9.70
	8.37	6.99	8.91	7.94	6.68
	9,984.75 (0.10%)	1,088.33 (0.01%)	899.21 (0.01%)	1,083.72 (0.01%)	2,221.23 (0.02%)
	74,796,785.87 (11.34%)	55,269,415.34 (8.38%)	77,564,975.76 (11.76%)	59,790,530.15 (9.06%)	43,912,633.49 (6.66%)
	114,157,428.56 (17.30%)	84,383,261.39 (12.79%)	192,328,742.70 (29.15%)	148,333,904.85 (22.48%)	108,977,703.99 (16.52%)

	75 *New_RABO_ARM_PREPAY_RAMP 75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP 100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP 135 *New_RABO_FRM_PREPAY_RAMP
	5.364 CDR	5.042 CDR	4.715 CDR
	65%	65%	65%
	100%	100%	100%
	12	12	12
	Flat for 12 then spike 400	Flat for 12 then spike 400	Flat for 12 then spike 400
	Fail	Fail	Fail
	Call (N)	Call (N)	Call (N)
	17.23	13.77	10.25
	9.34	8.29	6.92
	9,762.96 (0.10%)	6,153.12 (0.06%)	2,188.28 (0.02%)
	85,877,825.43 (13.02%)	63,911,124.00 (9.69%)	45,527,102.43 (6.90%)
	130,986,118.08 (19.85%)	97,556,094.25 (14.79%)	69,524,883.86 (10.54%)

Meritage Mortgage Loan Trust 2004-1

Meritage
Mortgage Corporation

$639,960,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WAMU Capital Corp.
Co-Underwriter

✖ RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

✖✖ RBS Greenwich Capital

Meritage Mortgage Loan Trust, Series 2004-1

Assumes that 1M LIBOR is 1.10% and 6M LIBOR is 1.185% for the first period and both indices increase to 20% thereafter
50% of Pricing Speed to Call

Period	Effective Net WAC Rate Sched
0	
1	7.56595%
2	9.20688%
3	9.19337%
4	9.19162%
5	9.17337%
6	9.16134%
7	9.15969%
8	9.13309%
9	9.13225%
10	9.09922%
11	9.08023%
12	9.13019%
13	9.03808%
14	9.04198%
15	8.99072%
16	8.99759%
17	8.93825%
18	8.91018%
19	8.92263%
20	8.85107%
21	8.86926%
22	9.07889%
23	9.07141%
24	9.35946%
25	9.12893%
26	9.20429%
27	9.11871%
28	9.82572%
29	9.52086%
30	9.52092%
31	10.03463%
32	9.80462%
33	10.64539%
34	11.03109%
35	11.04690%
36	12.23003%
37	11.40055%
38	11.82807%
39	11.70188%
40	12.64261%
41	12.24548%
42	12.24425%
43	12.88351%
44	12.51214%
45	13.18852%
46	12.83582%
47	12.83810%
48	13.72171%
49	12.93371%
50	13.39429%
51	13.12913%
52	13.58873%
53	13.14975%
54	13.14786%
55	13.64506%
56	13.20272%
57	13.64667%
58	13.21255%
59	13.21033%
60	14.62513%
61	13.21172%
62	13.64981%
63	13.20725%
64	13.64631%
65	13.20385%
66	13.20279%
67	13.64114%
68	13.19883%
69	13.63642%
70	13.19535%
71	13.19304%
72	14.60534%
73	13.19019%
74	13.62746%
75	13.18553%
76	13.62339%
77	13.18158%

Meritage Mortgage Loan Trust 2004-1

Meritage
Mortgage Corporation

$639,960,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WAMU Capital Corp.
Co-Underwriter

✖ RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

✖ RBS Greenwich Capital

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Meritage Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 115%
ARM CPR: 35%
Forward LIBOR

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
1	1.10000	1.18500	7.56595
2	1.11900	1.22900	7.38023
3	1.13800	1.28400	7.14636
4	1.19500	1.35200	7.38871
5	1.24100	1.42800	7.15418
6	1.29700	1.51600	7.15775
7	1.36700	1.61500	7.39979
8	1.44800	1.72200	7.16415
9	1.54100	1.83800	7.40594
10	1.64800	1.96100	7.16983
11	1.76700	2.08600	7.17259
12	1.88600	2.21500	7.94409
13	2.00600	2.34300	7.17799
14	2.14100	2.46900	7.42005
15	2.26800	2.59300	7.18344
16	2.39400	2.71000	7.42575
17	2.53100	2.81700	7.18901
18	2.65000	2.90700	7.19185
19	2.75500	2.98900	7.43454
20	2.87400	3.06800	7.19876
21	2.96700	3.14600	7.44630
22	3.02600	3.22600	7.95832
23	3.06700	3.31300	7.97014
24	3.13000	3.41000	8.82612
25	3.22800	3.51100	8.20168
26	3.33600	3.61000	8.47717
27	3.44100	3.70400	8.20792
28	3.54200	3.79300	8.78094

Meritage Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC: 115%
ARM CPR: 35%
Forward LIBOR + 200

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
1	1.10000	1.18500	7.56595
2	3.11900	3.22900	7.38023
3	3.13800	3.28400	7.14636
4	3.19500	3.35200	7.38871
5	3.24100	3.42800	7.15418
6	3.29700	3.51600	7.15775
7	3.36700	3.61500	7.39979
8	3.44800	3.72200	7.16415
9	3.54100	3.83800	7.40594
10	3.64800	3.96100	7.16983
11	3.76700	4.08600	7.17259
12	3.88600	4.21500	7.94409
13	4.00600	4.34300	7.17799
14	4.14100	4.46900	7.42005
15	4.26800	4.59300	7.18344
16	4.39400	4.71000	7.42575
17	4.53100	4.81700	7.18901
18	4.65000	4.90700	7.19185
19	4.75500	4.98900	7.43454
20	4.87400	5.06800	7.20049
21	4.96700	5.14600	7.44854
22	5.02600	5.22600	8.45150
23	5.06700	5.31300	8.47141
24	5.13000	5.41000	9.38027
25	5.22800	5.51100	8.80896
26	5.33600	5.61000	9.10390
27	5.44100	5.70400	8.81659
28	5.54200	5.79300	9.66965

RBS Greenwich Capital

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
29	3.63800	3.87500	8.50300
30	3.72900	3.94900	8.50406
31	3.81400	4.01600	8.86901
32	3.89200	4.07700	8.65150
33	3.96300	4.13300	9.33869
34	4.02500	4.18600	9.24289
35	4.07900	4.23700	9.24862
36	4.12400	4.28700	10.23952
37	4.17000	4.33800	9.42201
38	4.22300	4.38900	9.74525
39	4.27400	4.43900	9.49383
40	4.32500	4.48900	9.96595
41	4.37500	4.53800	9.64594
42	4.42400	4.58700	9.64485
43	4.47200	4.63500	10.02524
44	4.52000	4.68300	9.70940
45	4.56700	4.73200	10.08453
46	4.61400	4.78100	9.89016
47	4.66100	4.82900	9.89088
48	4.70700	4.87400	10.57111
49	4.75800	4.91700	9.93755
50	4.80800	4.95400	10.27513
51	4.85400	4.98600	9.98205
52	4.89400	5.01100	10.41632
53	4.92800	5.03000	10.07966
54	4.95700	5.04100	10.07729
55	4.97900	5.04600	10.43278
56	4.99400	5.04800	10.09652
57	5.00200	5.05600	10.44181
58	5.00300	5.07000	10.12983
59	4.99600	5.09100	10.12770
60	4.98200	5.12000	11.21144
61	4.99500	5.15800	10.14293
62	5.04000	5.20000	10.48273
63	5.08400	5.24100	10.17031
64	5.12600	5.27900	10.59871

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
29	5.63800	5.87500	9.36572
30	5.72900	5.94900	9.36538
31	5.81400	6.01600	9.84594
32	5.89200	6.07700	9.61809
33	5.96300	6.13300	10.43178
34	6.02500	6.18600	10.41310
35	6.07900	6.23700	10.41982
36	6.12400	6.28700	11.53379
37	6.17000	6.33800	10.64295
38	6.22300	6.38900	11.04083
39	6.27400	6.43900	10.92160
40	6.32500	6.48900	11.47508
41	6.37500	6.53800	11.10492
42	6.42400	6.58700	11.10097
43	6.47200	6.63500	11.59746
44	6.52000	6.68300	11.22921
45	6.56700	6.73200	11.69341
46	6.61400	6.78100	11.45665
47	6.66100	6.82900	11.45445
48	6.70700	6.87400	12.23903
49	6.75800	6.91700	11.51686
50	6.80800	6.95400	11.90342
51	6.85400	6.98600	11.56695
52	6.89400	7.01100	12.06412
53	6.92800	7.03000	11.67062
54	6.95700	7.04100	11.66452
55	6.97900	7.04600	12.07695
56	6.99400	7.04800	11.68385
57	7.00200	7.05600	12.07807
58	7.00300	7.07000	11.70948
59	6.99600	7.09100	11.70343
60	6.98200	7.12000	12.95164
61	6.99500	7.15800	11.71076
62	7.04000	7.20000	12.09868
63	7.08400	7.24100	11.73010
64	7.12600	7.27900	12.20655

RBS Greenwich Capital

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
66	7.20500	7.35100	11.80117
67	7.24200	7.38400	12.22499
68	7.27800	7.41400	11.82921
69	7.31100	7.44300	0.00000
70	7.34200	7.46900	0.00000
71	7.37100	7.49200	0.00000
72	7.39700	7.51400	0.00000
73	7.42200	7.53200	0.00000
74	7.44400	7.54900	0.00000
75	7.46400	7.56200	0.00000
76	7.48100	7.57300	0.00000
77	7.49500	7.58100	0.00000
78	7.50700	7.58600	0.00000
79	7.51700	7.58800	0.00000
80	7.52300	7.58900	0.00000
81	7.52600	7.59100	0.00000
82	7.52700	7.59600	0.00000
83	7.52400	7.60300	0.00000
84	7.51900	7.61300	0.00000
85	7.52300	7.62600	0.00000
86	7.53800	7.64200	0.00000
87	7.55300	7.65700	0.00000
88	7.56800	7.67200	0.00000
89	7.58300	7.68700	0.00000
90	7.59800	7.70200	0.00000
91	7.61300	7.71800	0.00000
92	7.62800	7.73300	0.00000
93	7.64200	7.74800	0.00000
94	7.65700	7.76300	0.00000
95	7.67200	7.77900	0.00000
96	7.68700	7.79500	0.00000
97	7.70200	7.81000	0.00000
98	7.71700	7.82600	0.00000
99	7.73200	7.84300	0.00000
100	7.74800	7.85900	0.00000

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
66	5.20500	5.35100	10.25342
67	5.24200	5.38400	10.62991
68	5.27800	5.41400	10.28977
69	5.31100	5.44300	0.00000

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
101	7.76400	7.87600	0.00000
102	7.77900	7.89300	0.00000
103	7.79600	7.91000	0.00000
104	7.81200	7.92800	0.00000
105	7.82900	7.94600	0.00000
106	7.84600	7.96500	0.00000
107	7.86400	7.98400	0.00000
108	7.88100	8.00300	0.00000
109	7.90000	8.02300	0.00000
110	7.91800	8.04400	0.00000
111	7.93800	8.06500	0.00000
112	7.95700	8.08700	0.00000
113	7.97800	8.10900	0.00000
114	7.99800	8.13200	0.00000
115	8.02000	8.15500	0.00000
116	8.04200	8.17700	0.00000
117	8.06400	8.19300	0.00000
118	8.08700	8.20500	0.00000
119	8.11100	8.21200	0.00000
120	8.13600	8.21400	0.00000
121	8.14500	8.21200	0.00000
122	8.13900	8.20600	0.00000
123	8.13400	8.20100	0.00000
124	8.12900	8.19700	0.00000
125	8.12400	8.19300	0.00000
126	8.11900	8.18900	0.00000
127	8.11500	8.18600	0.00000
128	8.11100	8.18300	0.00000
129	8.10700	8.18100	0.00000
130	8.10500	8.18000	0.00000
131	8.10200	8.17900	0.00000
132	8.10000	8.17900	0.00000
133	8.09900	8.17900	0.00000
134	8.09900	8.18000	0.00000
135	8.09900	8.18200	0.00000

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
136	8.09900	8.18500	0.00000
137	8.10100	8.18900	0.00000
138	8.10300	8.19300	0.00000
139	8.10600	8.19900	0.00000
140	8.11000	8.20600	0.00000
141	8.11500	8.21600	0.00000
142	8.12100	8.22900	0.00000
143	8.12700	8.24300	0.00000
144	8.13500	8.26000	0.00000
145	8.14900	8.27700	0.00000
146	8.16900	8.29500	0.00000
147	8.18800	8.31200	0.00000
148	8.20600	8.32800	0.00000
149	8.22300	8.34300	0.00000
150	8.23900	8.35700	0.00000
151	8.25400	8.36900	0.00000
152	8.26800	8.38100	0.00000
153	8.28100	8.39100	0.00000
154	8.29300	8.40100	0.00000
155	8.30300	8.40900	0.00000
156	8.31300	8.41600	0.00000
157	8.32100	8.42100	0.00000
158	8.32900	8.42600	0.00000
159	8.33500	8.42900	0.00000
160	8.34000	8.43000	0.00000
161	8.34400	8.43100	0.00000
162	8.34600	8.43000	0.00000
163	8.34700	8.42800	0.00000
164	8.34700	8.42400	0.00000
165	8.34500	8.41900	0.00000
166	8.34200	8.41200	0.00000
167	8.33800	8.40400	0.00000
168	8.33200	8.39400	0.00000
169	8.32500	8.38300	0.00000
170	8.31600	8.37000	0.00000

米 RBS Greenwich Capital

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
171	8.30600	8.35600	0.00000
172	8.29500	8.34000	0.00000
173	8.28100	8.32200	0.00000
174	8.26700	8.30300	0.00000
175	8.25000	8.28200	0.00000
176	8.23200	8.26200	0.00000
177	8.21300	8.24700	0.00000
178	8.19100	8.23600	0.00000
179	8.16800	8.23100	0.00000
180	8.14400	8.23100	0.00000
181	8.13500	8.23600	0.00000
182	8.14400	8.24400	0.00000
183	8.15200	8.25100	0.00000
184	8.16000	8.25800	0.00000
185	8.16700	8.26500	0.00000
186	8.17400	8.27100	0.00000
187	8.18100	8.27700	0.00000
188	8.18700	8.28200	0.00000
189	8.19300	8.28700	0.00000
190	8.19900	8.29200	0.00000
191	8.20400	8.29600	0.00000
192	8.20800	8.29900	0.00000
193	8.21200	8.30300	0.00000
194	8.21600	8.30500	0.00000
195	8.21900	8.30800	0.00000
196	8.22200	8.30900	0.00000
197	8.22500	8.31000	0.00000
198	8.22700	8.31100	0.00000
199	8.22800	8.31100	0.00000
200	8.22900	8.31100	0.00000
201	8.23000	8.31000	0.00000
202	8.23000	8.30900	0.00000
203	8.22900	8.30700	0.00000
204	8.22800	8.30500	0.00000
205	8.22600	8.30200	0.00000

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
206	8.22400	8.29800	0.00000
207	8.22200	8.29400	0.00000
208	8.21900	8.29000	0.00000
209	8.21500	8.28500	0.00000
210	8.21100	8.27900	0.00000
211	8.20600	8.27200	0.00000
212	8.20100	8.26500	0.00000
213	8.19500	8.25800	0.00000
214	8.18800	8.25000	0.00000
215	8.18100	8.24100	0.00000
216	8.17400	8.23200	0.00000
217	8.16500	8.22100	0.00000
218	8.15700	8.21100	0.00000
219	8.14700	8.19900	0.00000
220	8.13700	8.18800	0.00000
221	8.12600	8.17500	0.00000
222	8.11500	8.16200	0.00000
223	8.10300	8.14800	0.00000
224	8.09000	8.13300	0.00000
225	8.07700	8.11800	0.00000
226	8.06300	8.10200	0.00000
227	8.04900	8.08500	0.00000
228	8.03300	8.06800	0.00000
229	8.01700	8.04900	0.00000
230	8.00100	8.03100	0.00000
231	7.98300	8.01100	0.00000
232	7.96500	7.99100	0.00000
233	7.94700	7.97000	0.00000
234	7.92700	7.94800	0.00000
235	7.90700	7.92500	0.00000
236	7.88600	7.90400	0.00000
237	7.86500	7.88500	0.00000
238	7.84200	7.87000	0.00000
239	7.81900	7.85700	0.00000
240	7.79500	7.84800	0.00000

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
241	7.78100	7.84200	0.00000
242	7.77700	7.83800	0.00000
243	7.77300	7.83400	0.00000
244	7.76900	7.83000	0.00000
245	7.76500	7.82600	0.00000
246	7.76100	7.82200	0.00000
247	7.75700	7.81700	0.00000
248	7.75300	7.81300	0.00000
249	7.74900	7.80900	0.00000
250	7.74500	7.80500	0.00000
251	7.74100	7.80000	0.00000
252	7.73700	7.79600	0.00000
253	7.73300	7.79200	0.00000
254	7.72800	7.78700	0.00000
255	7.72400	7.78300	0.00000
256	7.72000	7.77900	0.00000
257	7.71600	7.77400	0.00000
258	7.71200	7.77000	0.00000
259	7.70700	7.76600	0.00000
260	7.70300	7.76100	0.00000
261	7.69900	7.75700	0.00000
262	7.69400	7.75200	0.00000
263	7.69000	7.74800	0.00000
264	7.68600	7.74400	0.00000
265	7.68100	7.73900	0.00000
266	7.67700	7.73500	0.00000
267	7.67300	7.73000	0.00000
268	7.66900	7.72600	0.00000
269	7.66400	7.72100	0.00000
270	7.66000	7.71700	0.00000
271	7.65600	7.71200	0.00000
272	7.65100	7.70800	0.00000
273	7.64700	7.70400	0.00000
274	7.64300	7.69900	0.00000
275	7.63800	7.69500	0.00000

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
276	7.63400	7.69000	0.00000
277	7.63000	7.68600	0.00000
278	7.62500	7.68200	0.00000
279	7.62100	7.67700	0.00000
280	7.61700	7.67300	0.00000
281	7.61200	7.66800	0.00000
282	7.60800	7.66400	0.00000
283	7.60400	7.66000	0.00000
284	7.60000	7.65600	0.00000
285	7.59500	7.65100	0.00000
286	7.59100	7.64700	0.00000
287	7.58700	7.64300	0.00000
288	7.58300	7.63800	0.00000
289	7.57900	7.63400	0.00000
290	7.57400	7.63000	0.00000
291	7.57000	7.62600	0.00000
292	7.56600	7.62200	0.00000
293	7.56200	7.61800	0.00000
294	7.55800	7.61400	0.00000
295	7.55400	7.61000	0.00000
296	7.55000	7.60500	0.00000
297	7.54600	7.60100	0.00000
298	7.54200	7.59800	0.00000
299	7.53800	7.59400	0.00000
300	7.53400	7.59000	0.00000
301	7.53000	7.58600	0.00000
302	7.52700	7.58200	0.00000
303	7.52300	7.57800	0.00000
304	7.51900	7.57400	0.00000
305	7.51500	7.57100	0.00000
306	7.51200	7.56700	0.00000
307	7.50800	7.56300	0.00000
308	7.50400	7.56000	0.00000
309	7.50100	7.55600	0.00000
310	7.49700	7.55300	0.00000

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
311	7.49400	7.54900	0.00000
312	7.49000	7.54600	0.00000
313	7.48700	7.54200	0.00000
314	7.48300	7.53900	0.00000
315	7.48000	7.53600	0.00000
316	7.47700	7.53300	0.00000
317	7.47400	7.52900	0.00000
318	7.47000	7.52600	0.00000
319	7.46700	7.52300	0.00000
320	7.46400	7.52000	0.00000
321	7.46100	7.51700	0.00000
322	7.45800	7.51400	0.00000
323	7.45500	7.51100	0.00000
324	7.45200	7.50900	0.00000
325	7.45000	7.50600	0.00000
326	7.44700	7.50300	0.00000
327	7.44400	7.50100	0.00000
328	7.44200	7.49800	0.00000
329	7.43900	7.49600	0.00000
330	7.43600	7.49300	0.00000
331	7.43400	7.49100	0.00000
332	7.43200	7.48900	0.00000
333	7.42900	7.48600	0.00000
334	7.42700	7.48400	0.00000
335	7.42500	7.48200	0.00000
336	7.42300	7.48000	0.00000
337	7.42100	7.47800	0.00000
338	7.41900	7.47600	0.00000
339	7.41700	7.47500	0.00000
340	7.41500	7.47300	0.00000
341	7.41300	7.47100	0.00000
342	7.41100	7.47000	0.00000
343	7.41000	7.46800	0.00000
344	7.40800	7.46700	0.00000
345	7.40700	7.46600	0.00000

✳ RBS Greenwich Capital

Period	1 Mo LIBOR	6 Mo LIBOR	Effective NetWAC
346	7.40500	7.46400	0.00000
347	7.40400	7.46300	0.00000
348	7.40300	7.46200	0.00000
349	7.40200	7.46100	0.00000
350	7.40000	7.46000	0.00000
351	7.39900	7.45900	0.00000
352	7.39900	7.45900	0.00000
353	7.39800	7.45800	0.00000
354	7.39700	7.45800	0.00000
355	7.39600	7.45700	0.00000
356	7.39600	7.45600	0.00000
357	7.39500	7.45600	0.00000
358	7.39500	7.45600	0.00000
359	7.39500	7.45600	0.00000
360	7.39400	7.45600	0.00000
361	7.39400	7.45600	0.00000
362	7.39400	7.45600	0.00000
363	7.39400	7.45600	0.00000

Meritage Mortgage Loan Trust 2004-1



$639,960,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WAMU Capital Corp.
Co-Underwriter

RBS Greenwich Capital

Preliminary Term Sheet   *Date Prepared: March 4, 2004*

Meritage Mortgage Loan Trust 2004-1

$639,960,000 (Approximate)

Publicly Offered Certificates

Class[1,3]	Principal Amount ($)	WAL (Years) Call/Mat[2]	Payment Window (Mths) Call/Mat[2]	Certificate Type	Expected Rating S&P/Moody's/Fitch
I-A1	263,060,000	2.42 / 2.58	1-75 / 1-164	Floating Rate Seniors	AAA / Aaa / AAA
II-A1	108,000,000	1.00 / 1.00	1-21 / 1-21	Floating Rate Seniors	AAA / Aaa / AAA
II-A2	132,750,000	2.94 / 2.94	21-71 / 21-71	Floating Rate Seniors	AAA / Aaa / AAA
II-A3	22,310,000	6.22 / 8.20	71-75 / 71-164	Floating Rate Seniors	AAA / Aaa / AAA
M-1	39,590,000	4.50 / 4.91	40-75 / 40-137	Floating Rate Subordinate	AA / Aa2 / AA
M-2	13,200,000	4.45 / 4.85	39-75 / 39-126	Floating Rate Subordinate	AA- / Aa3 / AA-
M-3	9,900,000	4.43 / 4.81	39-75 / 39-121	Floating Rate Subordinate	A+ / A1 / A+
M-4	11,550,000	4.43 / 4.79	38-75 / 38-118	Floating Rate Subordinate	A / A2 / A
M-5	9,900,000	4.41 / 4.74	38-75 / 38-112	Floating Rate Subordinate	A- / A3 / A-
M-6	9,900,000	4.41 / 4.71	38-75 / 38-107	Floating Rate Subordinate	BBB+ / Baa1 / BBB+
M-7	9,900,000	4.40 / 4.65	37-75 / 37-100	Floating Rate Subordinate	BBB / Baa2 / BBB
M-8	9,900,000	4.38 / 4.54	37-75 / 37-92	Floating Rate Subordinate	BBB- / Baa3 / BBB-
B-1[4]	6,600,000	Not Marketed Hereby		Floating Rate Subordinate	BB+ / Ba1 / BB+
Total	646,560,000				

(1)   The Class I-A1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein), and the Class II-A1, Class II-A2 and Class II-A3 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Subordinate Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans.   The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2)   The WAL and Payment Windows for the Offered Certificates are shown to the Clean-up Call Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.

(3)   The Class I-A1, Class II-A1, Class II-A2, Class II-A3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates are priced to the Clean-up Call Date and the [Class M-8] and Class B-1 Certificates are priced to maturity. The margin on the Senior Certificates will double and the margin on the Subordinate Certificates will be equal to 1.5x the original margin after the Clean-up Call Date.

(4)   The Class B-1 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".

Depositor: Financial Asset Securities Corp.

Servicer: Homeq Servicing Corporation

2

✖✖ RBS Greenwich Capital

Lead Underwriter:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***")
Co-Underwriter:	WAMU Capital Corporation
Trustee:	[Deutsche Bank National Trust Company.]
Originator:	Meritage Mortgage Corporation
Certificates:	The Class I-A1 Certificates (the "***Group I Certificates***"), the Class II-A1, Class II-A2 and Class II-A3 Certificates (the "***Group II Certificates***"; and together with the Group I Certificates, the "***Senior Certificates***"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 Certificates (together, the "***Class M Certificates***")and the Class B-1 Certificates (together, with the Class M Certificates the "***Subordinate Certificates***"). The Senior Certificates along with the Subordinate Certificates are referred to herein as the "***Offered Certificates.***" The Class B-1 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Statistical Calculation Date:	With respect to 880 of the Initial Mortgage Loans, the close of business on January 25, 2004 and with respect to 2,667 of the Initial Mortgage Loans, the close of business on January 30, 2004 and with respect to 594 of the Initial Mortgage Loans, as of the close of business on February 23, 2004.
Cut-off Date:	For each Mortgage Loan, generally the later of (i) the close of business on March 1, 2004, and (ii) the date of the origination of such mortgage loan.
Statistical Information:	It is expected that principal payments will reduce the principal balance of the Mortgage Loans on or prior to the Closing Date. **Solely for determining the principal balances of the Certificates (shown on the front cover), in order to minimize the variance of the principal balance of the Certificates by the Closing Date, it is estimated but not guaranteed that the aggregate principal balance of the Initial Mortgage Loans will be approximately $527,801,512 as of the Closing Date.** It is not expected that the initial principal balance of any Class of Certificates (as shown on the cover) will increase or decrease by more than 10% by the Closing Date.
Expected Pricing Date:	On or about March 10, 2004.
Expected Closing Date:	On or about March 30, 2004.

RBS Greenwich Capital

Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in April 2004.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Offered Certificates (other than the Class B-1 Certificates) are expected to be ERISA eligible.
SMMEA Eligibility:	After the end of the Pre-funding Period, the Senior Certificates and Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for an optional call of the Mortgage Loans and the retirement of the Offered Certificates (the *"Clean-up Call"*), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date, and (ii) the Pre-funding Amount on the Closing Date.
Pricing Prepayment Speed:	The Offered Certificates will be priced based on the following collateral prepayment assumptions: FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter) ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)
Initial Mortgage Loans:	As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein was approximately $527,801,512 consisting of primarily first lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans (the *"Initial Mortgage Loans"*). See attached collateral descriptions for more information. The Mortgage Loans will be divided into the Group I Mortgage Loans and Group II Mortgage Loans. As of the Cut-off Date, the *"Group I Initial Mortgage Loans"* consisted primarily of first lien, fixed rate and hybrid adjustable rate, conforming mortgage loans with an aggregate principal balance of approximately $263,900,719. Approximately 8.55% of the Group I Initial Mortgage Loans have fixed rates and approximately 91.44% of the Group I Initial Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two or three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

4

✖✖ RBS Greenwich Capital

As of the Cut-off Date, the "***Group II Initial Mortgage Loans***" consisted primarily of first lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans with an aggregate principal balance of approximately $263,900,793. Approximately 8.82% of the Group II Initial Mortgage Loans have fixed rates and approximately 91.17% of the Group II Initial Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two or three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

As of the Statistical Calculation Date, up to [2.00%] of the aggregate principal balance of the Initial Mortgage Loans may be 30 or more days delinquent.

Pass-Through Rate:

The "***Pass-Through Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate:

The "***Formula Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.

Base Rate:

The "***Base Rate***" for the Senior and Subordinate Certificates is One Month LIBOR plus the related margin.

Net WAC Rate:

The "***Net WAC Rate***" will be equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.

Maximum Cap:

The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Adjusted Net Mortgage Rate:

The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate:

The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

5

�èRBS Greenwich Capital

Net WAC Rate Carryover Amount: If, on any Distribution Date, the related Pass-Through Rate for any Class of Offered Certificates is limited by the Net WAC Rate, the *"Net WAC Rate Carryover Amount"* for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Pre-funding Amount: On the Closing Date, the trust will deposit approximately $131,950,378 (the **"Pre-funding Amount"**), which will consist of approximately $65,975,180 deposited into the **"Group I Pre-funding Account"** and approximately $65,975,198 deposited into the **"Group II Pre-funding Account."** The Group I Pre-funding Account and the Group II Pre-funding Account are referred to herein as the **"Pre-funding Accounts."** Funds on deposit in the Pre-funding Accounts will be used from time to time to acquire *"Subsequent Mortgage Loans"* during the Pre-funding Period. It is expected that the composition and characteristics of the Subsequent Mortgage Loans will be similar to those of the Initial Mortgage Loans in all material respects.

The *"Pre-funding Period"* commences on the Closing Date and ends on the earlier of (i) the date on which the amount on deposit in the Pre-funding Accounts is reduced to zero and (ii) [June 2], 2004.

To the extent that the Trust does not fully use the amounts on deposit in the Pre-funding Accounts to purchase Subsequent Mortgage Loans by [June 2], 2004, the Trust will apply the remaining amounts as a prepayment of principal to the Offered Certificate on the Distribution Date in June 2004. It is not anticipated that a material amount of principal will be prepaid on the Offered Certificates from amounts in the Pre-funding Accounts.

Yield Maintenance Agreement: On the Closing Date, the Trust will enter into the *"Yield Maintenance Agreement"* to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates to the extent necessary on the Distribution Dates occurring from April 2004 to June 2006. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 9.25% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

6

✖RBS Greenwich Capital

Credit Enhancement:	Consists of the following: 1) Excess Cashflow; 2) Overcollateralization Amount; and 3) Subordination
Excess Cashflow:	The *"Excess Cashflow"* for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."
Overcollateralization Amount:	The *"Overcollateralization Amount"* is equal to the excess of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans and (ii) any outstanding Pre-funding Amount, over the aggregate certificate principal balance of the Senior Certificates, Subordinate Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 2.00% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the Pre-funding Amount on the Closing Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Target is reached.

Required Overcollateralization Target:	On any Distribution Date, the *"Required Overcollateralization Target"* is equal to:
	(i) prior to the Stepdown Date, 2.00% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date, and (ii) the Pre-funding Amount on the Closing Date, and
	(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:
	    (a) 4.00% of the current principal balance of the Mortgage Loans;
	    (b) 0.50% of the sum of (i) the initial principal balance of the Initial Mortgage Loans and (ii) the Pre-funding Amount on the Closing Date (the *"OC Floor"*), and
	(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

Stepdown Date:	The earlier to occur of
	(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and
	(ii) the later to occur of
	    (x) the Distribution Date occurring in April 2007 and
	    (y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Senior Certificates is at least 40.50%.

7

✕✕ RBS Greenwich Capital

Credit Enhancement Percentage:

The *"Credit Enhancement Percentage"* for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

	Initial Credit Enhancement Percentage	Credit Enhancement Percentage on or After Stepdown Date
Senior	20.25 %	40.50 %
M-1	14.25 %	28.50 %
M-2	12.25 %	24.50 %
M-3	10.75 %	21.50 %
M-4	9.00 %	18.00 %
M-5	7.50 %	15.00 %
M-6	6.00 %	12.00 %
M-7	4.50 %	9.00 %
M-8	3.00 %	6.00 %
B-1	2.00 %	4.00 %

Trigger Event:

A *"Trigger Event"* is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds 41.00% of the current Credit Enhancement Percentage with respect to the Senior Certificates or (ii) cumulative realized losses as a percentage of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the Pre-funding Amount as of the Closing Date for the related Distribution Date are greater than:

Distribution Date	Percentage
April 2007 – March 2008	4.25%
April 2008 – March 2009	6.50%
April 2009 – March 2010	7.50%
April 2010 and thereafter	7.75%

✖ RBS Greenwich Capital

Realized Losses: If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a *"Realized Loss."* Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-1 Certificates, second to the Class M-8 Certificates, third to the Class M-7 Certificates, fourth to the Class M-6 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-4 Certificates, seventh to the M-3 Certificates, eighth to the Class M-2 Certificates and ninth, to the Class M-1 Certificates.

Priority of Distributions: Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds as follows: first to pay servicing fees and trustee fees, second monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third monthly interest to the Class M-1 Certificates, fourth monthly interest to the Class M-2 Certificates, fifth monthly interest to the Class M-3 Certificates, sixth monthly interest to the Class M-4 Certificates, seventh monthly interest to the Class M-5 Certificates, eighth monthly interest to the Class M-6 Certificates, ninth monthly interest to the M-7 Certificates, tenth monthly interest to the Class M-8 Certificates, and eleventh, monthly interest to the Class B-1 Certificates. In certain limited circumstances described in the prospectus supplement, interest funds will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

2) Principal funds, as follows: in each case as described under "Principal Paydown", first monthly principal to the Senior Certificates, generally from the related loan group, second monthly principal to the Class M-1 Certificates, third monthly principal to the Class M-2 Certificates, fourth monthly principal to the Class M-3 Certificates, fifth monthly principal to the Class M-4 Certificates, sixth monthly principal to the Class M-5 Certificates, seventh monthly principal to the Class M-6 Certificates, eighth monthly principal to the Class M-7 Certificates, ninth monthly principal to the M-8 Certificates, and tenth, monthly principal to the Class B-1 Certificates.

9

✖ RBS Greenwich Capital

3) Excess Cashflow as follows: first, as principal to the Offered Certificates to build the Overcollateralization Amount in the order of priority described below, second, any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates and then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized Loss amount to the Class B-1 Certificates.

4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the Offered Certificates *pro rata* based on aggregate certificate principal balance.

5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates, *pro rata,* then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to Class M-8 Certificates and lastly to the Class B-1 Certificates.

6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

✖ RBS Greenwich Capital

Principal Paydown: Principal allocated to the Group I Certificates will be distributed to the Class I-A1 Certificates until the aggregate principal balance thereof has been reduced to zero and principal allocated to the Group II Certificates will be distributed sequentially to the Class II-A1, Class II-A2 and Class II-A3 Certificates in that order until the aggregate principal balance thereof has been reduced to zero. In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, generally based on the principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first, to the Class M-1 Certificates, second, to the Class M-2 Certificates, third, to the Class M-3 Certificates, fourth, to the Class M-4 Certificates, fifth, to the Class M-5 Certificates, sixth, to the Class M-6 Certificates, seventh, to the Class M-7 Certificates, eighth, to the Class M-8 Certificates, and ninth, to the Class B-1 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first, to the Senior Certificates, generally based on the principal collected in the related loan group, such that the Senior Certificates will have at least 40.50% credit enhancement, second, to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 28.50% credit enhancement, third, to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 24.50% credit enhancement, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 21.50% credit enhancement, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 18.00% credit enhancement, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 15.00% credit enhancement, seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 12.00% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 9.00% credit enhancement, ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 6.00% credit enhancement and tenth, to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 4.00% credit enhancement (subject, in each case, to any overcollateralization floors).

11

✖✖ RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

12

✳ RBS Greenwich Capital

Yield Maintenance Agreement Schedule

Period	Notional Amount ($)	Cap Strike (%)	Cap Ceiling (%)
1	646,560,000.00	6.80936	9.25000
2	642,298,668.28	7.37625	9.25000
3	636,892,687.80	7.13768	9.25000
4	630,728,043.44	7.37490	9.25000
5	623,790,741.22	7.13626	9.25000
6	616,119,917.38	7.13545	9.25000
7	607,719,854.49	7.37240	9.25000
8	598,597,553.89	7.13365	9.25000
9	588,813,497.30	7.37050	9.25000
10	578,381,499.86	7.13194	9.25000
11	567,394,223.50	7.13129	9.25000
12	555,868,584.59	7.89483	9.25000
13	543,795,352.53	7.13049	9.25000
14	531,298,207.80	7.36809	9.25000
15	518,358,621.72	7.13056	9.25000
16	505,035,141.33	7.36865	9.25000
17	491,337,586.23	7.13159	9.25000
18	477,327,466.62	7.13248	9.25000
19	463,029,837.89	7.37143	9.25000
20	448,470,718.95	7.13788	9.25000
21	433,739,384.58	7.38265	9.25000
22	418,977,460.68	8.42342	9.25000
23	404,578,526.98	8.44377	9.25000
24	0.00	0.00000	0.00000
25	376,836,003.28	8.81201	9.25000
26	363,643,181.91	9.10766	9.25000
27	350,904,365.49	8.82032	9.25000
28 and thereafter	0.00	0.00000	0.00000

13

✹ RBS Greenwich Capital

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule [1]	Period	Effective Net WAC Cap Schedule [1]
1	6.80936%	31	10.03743%
2	9.25000%	32	9.80224%
3	9.25000%	33	10.62490%
4	9.25000%	34	10.99622%
5	9.25000%	35	11.01020%
6	9.25000%	36	12.18737%
7	9.25000%	37	11.37166%
8	9.25000%	38	11.79333%
9	9.25000%	39	11.65595%
10	9.25000%	40	12.57880%
11	9.25000%	41	12.18050%
12	9.25000%	42	12.17608%
13	9.25000%	43	12.81554%
14	9.25000%	44	12.44010%
15	9.25000%	45	13.09851%
16	9.25000%	46	12.74248%
17	9.25000%	47	12.74061%
18	9.25000%	48	13.61309%
19	9.25000%	49	12.82988%
20	9.25000%	50	13.28043%
21	9.25000%	51	13.00572%
22	9.25000%	52	13.45545%
23	9.25000%	53	13.01597%
24	9.34887%	54	13.00924%
25	9.25000%	55	13.49752%
26	9.25000%	56	13.05490%
27	9.25000%	57	13.48829%
28	9.82237%	58	13.05374%
29	9.51726%	59	13.04629%
30	9.51690%	60	14.43762%

(Continued on next page)

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first Distribution Date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

14

≋RBS Greenwich Capital

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule [1]	Period	Effective Net WAC Cap Schedule [1]
61	13.03701%	72	14.34155%
62	13.46365%	73	12.94576%
63	13.02160%	74	13.36846%
64	13.44867%	75	12.92859%
65	13.00696%	76	13.35126%
66	13.00017%	77	0.00000%
67	13.42582%		
68	12.98462%		
69	13.40899%		
70	12.96923%		
71	12.96091%		

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first Distribution Date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/360 basis). Includes proceeds from the Yield Maintenance Agreement.

15



Breakeven Losses

Class	S&P	Moody's	Fitch	Static LIBOR		Forward LIBOR	
				CDR Break (%)	Collateral Cum Loss	CDR Break (%)	Collateral Cum Loss
M-1	AA	Aa2	AA	28.116	21.63%	25.505	20.36%
M-2	AA-	Aa3	AA-	24.813	19.97%	22.304	18.64%
M-3	A+	A1	A+	22.470	18.70%	20.033	17.31%
M-4	A	A2	A	19.923	17.22%	17.566	15.77%
M-5	A-	A3	A-	17.850	15.92%	15.563	14.42%
M-6	BBB+	Baa1	BBB+	15.876	14.61%	13.646	13.04%
M-7	BBB	Baa2	BBB	13.975	13.26%	11.805	11.64%
M-8	BBB-	Baa3	BBB-	12.053	11.80%	9.985	10.16%

Assumptions:
1) Run at the Pricing Speed to Maturity
2) Loss severity at 40%
3) Triggers are failing
4) 12 month liquidation lag
5) "Break" is the CDR that creates the first dollar of principal loss on the related bond
6) Defaults are in addition to prepayments

16

RBS Greenwich Capital

Weighted Average Life Tables

Class I-A1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.33	2.81	2.42	2.01	1.65
MDUR (yr)	3.20	2.71	2.34	1.96	1.62
First Prin Pay	04/25/2004	04/25/2004	04/25/2004	04/25/2004	04/25/2004
Last Prin Pay	02/25/2013	07/25/2011	06/25/2010	06/25/2009	08/25/2008

Class I-A1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.56	3.01	2.58	2.15	1.76
MDUR (yr)	3.40	2.89	2.49	2.09	1.71
First Prin Pay	04/25/2004	04/25/2004	04/25/2004	04/25/2004	04/25/2004
Last Prin Pay	09/25/2022	08/25/2019	11/25/2017	10/25/2015	12/25/2013

Class II-A1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.26	1.11	1.00	0.89	0.81
MDUR (yr)	1.24	1.10	0.99	0.88	0.80
First Prin Pay	04/25/2004	04/25/2004	04/25/2004	04/25/2004	04/25/2004
Last Prin Pay	05/25/2006	02/25/2006	12/25/2005	09/25/2005	08/25/2005

Class II-A1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.26	1.11	1.00	0.89	0.81
MDUR (yr)	1.24	1.10	0.99	0.88	0.80
First Prin Pay	04/25/2004	04/25/2004	04/25/2004	04/25/2004	04/25/2004
Last Prin Pay	05/25/2006	02/25/2006	12/25/2005	09/25/2005	08/25/2005

✖RBS Greenwich Capital

Weighted Average Life Tables

Class II-A2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.10	3.45	2.94	2.39	2.01
MDUR (yr)	3.94	3.34	2.85	2.34	1.97
First Prin Pay	05/25/2006	02/25/2006	12/25/2005	09/25/2005	08/25/2005
Last Prin Pay	08/25/2012	03/25/2011	02/25/2010	03/25/2009	01/25/2007

Class II-A2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.10	3.45	2.94	2.39	2.01
MDUR (yr)	3.94	3.34	2.85	2.34	1.97
First Prin Pay	05/25/2006	02/25/2006	12/25/2005	09/25/2005	08/25/2005
Last Prin Pay	08/25/2012	03/25/2011	02/25/2010	03/25/2009	01/25/2007

Class II-A3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	8.87	7.30	6.22	5.22	3.70
MDUR (yr)	8.26	6.87	5.90	4.99	3.58
First Prin Pay	08/25/2012	03/25/2011	02/25/2010	03/25/2009	01/25/2007
Last Prin Pay	02/25/2013	07/25/2011	06/25/2010	06/25/2009	08/25/2008

Class II-A3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.58	9.65	8.20	6.86	4.95
MDUR (yr)	10.53	8.90	7.64	6.46	4.71
First Prin Pay	08/25/2012	03/25/2011	02/25/2010	03/25/2009	01/25/2007
Last Prin Pay	09/25/2022	08/25/2019	11/25/2017	11/25/2015	01/25/2014

18

✖ RBS Greenwich Capital

Weighted Average Life Tables

Class M-1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.02	5.05	4.50	4.23	4.31
MDUR (yr)	5.66	4.79	4.29	4.05	4.13
First Prin Pay	05/25/2007	05/25/2007	07/25/2007	10/25/2007	03/25/2008
Last Prin Pay	02/25/2013	07/25/2011	06/25/2010	06/25/2009	08/25/2008

Class M-1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.60	5.54	4.91	4.57	4.76
MDUR (yr)	6.13	5.21	4.65	4.35	4.53
First Prin Pay	05/25/2007	05/25/2007	07/25/2007	10/25/2007	03/25/2008
Last Prin Pay	11/25/2019	08/25/2017	08/25/2015	10/25/2013	03/25/2012

Class M-2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.02	5.04	4.45	4.06	3.97
MDUR (yr)	5.63	4.76	4.24	3.88	3.80
First Prin Pay	05/25/2007	05/25/2007	06/25/2007	09/25/2007	12/25/2007
Last Prin Pay	02/25/2013	07/25/2011	06/25/2010	06/25/2009	08/25/2008

Class M-2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.58	5.51	4.85	4.38	4.24
MDUR (yr)	6.09	5.16	4.58	4.17	4.04
First Prin Pay	05/25/2007	05/25/2007	06/25/2007	09/25/2007	12/25/2007
Last Prin Pay	11/25/2018	08/25/2016	09/25/2014	01/25/2013	08/25/2011

19

✹ RBS Greenwich Capital

Weighted Average Life Tables

Class M-3 Certificates to Clean-up Call Date

| FRM Prepay Speed | 85% PPC | 100% PPC | 115% PPC | 125% PPC | 145% PPC |
ARM Prepay Speed	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	6.02	5.04	4.43	4.01	3.85
MDUR (yr)	5.54	4.69	4.16	3.79	3.65
First Prin Pay	05/25/2007	05/25/2007	06/25/2007	08/25/2007	10/25/2007
Last Prin Pay	02/25/2013	07/25/2011	06/25/2010	06/25/2009	08/25/2008

Class M-3 Certificates to Maturity

| FRM Prepay Speed | 85% PPC | 100% PPC | 115% PPC | 125% PPC | 145% PPC |
ARM Prepay Speed	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	6.56	5.50	4.81	4.32	4.11
MDUR (yr)	5.96	5.07	4.48	4.06	3.88
First Prin Pay	05/25/2007	05/25/2007	06/25/2007	08/25/2007	10/25/2007
Last Prin Pay	08/25/2018	02/25/2016	04/25/2014	09/25/2012	04/25/2011

Class M-4 Certificates to Clean-up Call Date

| FRM Prepay Speed | 85% PPC | 100% PPC | 115% PPC | 125% PPC | 145% PPC |
ARM Prepay Speed	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	6.02	5.03	4.43	3.97	3.76
MDUR (yr)	5.52	4.67	4.15	3.75	3.56
First Prin Pay	05/25/2007	04/25/2007	05/25/2007	07/25/2007	09/25/2007
Last Prin Pay	02/25/2013	07/25/2011	06/25/2010	06/25/2009	08/25/2008

Class M-4 Certificates to Maturity

| FRM Prepay Speed | 85% PPC | 100% PPC | 115% PPC | 125% PPC | 145% PPC |
ARM Prepay Speed	70% PPC	85% PPC	100% PPC	120% PPC	140% PPC
WAL (yr)	6.54	5.47	4.79	4.27	4.01
MDUR (yr)	5.92	5.03	4.45	4.00	3.78
First Prin Pay	05/25/2007	04/25/2007	05/25/2007	07/25/2007	09/25/2007
Last Prin Pay	03/25/2018	10/25/2015	01/25/2014	05/25/2012	02/25/2011

✖✖RBS Greenwich Capital

Weighted Average Life Tables

Class M-5 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.02	5.03	4.41	3.94	3.69
MDUR (yr)	5.48	4.64	4.10	3.70	3.48
First Prin Pay	05/25/2007	04/25/2007	05/25/2007	06/25/2007	08/25/2007
Last Prin Pay	02/25/2013	07/25/2011	06/25/2010	06/25/2009	08/25/2008

Class M-5 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.50	5.43	4.74	4.22	3.92
MDUR (yr)	5.85	4.97	4.38	3.94	3.68
First Prin Pay	05/25/2007	04/25/2007	05/25/2007	06/25/2007	08/25/2007
Last Prin Pay	07/25/2017	04/25/2015	07/25/2013	01/25/2012	10/25/2010

Class M-6 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.02	5.03	4.41	3.92	3.63
MDUR (yr)	5.41	4.59	4.06	3.65	3.40
First Prin Pay	05/25/2007	04/25/2007	05/25/2007	06/25/2007	07/25/2007
Last Prin Pay	02/25/2013	07/25/2011	06/25/2010	06/25/2009	08/25/2008

Class M-6 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.45	5.40	4.71	4.17	3.84
MDUR (yr)	5.73	4.88	4.31	3.85	3.58
First Prin Pay	05/25/2007	04/25/2007	05/25/2007	06/25/2007	07/25/2007
Last Prin Pay	12/25/2016	09/25/2014	02/25/2013	08/25/2011	06/25/2010

✖ RBS Greenwich Capital

Weighted Average Life Tables

Class M-7 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.02	5.03	4.40	3.89	3.58
MDUR (yr)	5.39	4.57	4.04	3.61	3.35
First Prin Pay	05/25/2007	04/25/2007	04/25/2007	05/25/2007	06/25/2007
Last Prin Pay	02/25/2013	07/25/2011	06/25/2010	06/25/2009	08/25/2008

Class M-7 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.38	5.33	4.65	4.09	3.76
MDUR (yr)	5.65	4.81	4.25	3.78	3.50
First Prin Pay	05/25/2007	04/25/2007	04/25/2007	05/25/2007	06/25/2007
Last Prin Pay	02/25/2016	02/25/2014	07/25/2012	03/25/2011	01/25/2010

Class M-8 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.02	5.03	4.38	3.88	3.54
MDUR (yr)	5.16	4.41	3.91	3.50	3.23
First Prin Pay	05/25/2007	04/25/2007	04/25/2007	04/25/2007	05/25/2007
Last Prin Pay	02/25/2013	07/25/2011	06/25/2010	06/25/2009	08/25/2008

Class M-8 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.22	4.54	4.00	3.65
MDUR (yr)	5.32	4.55	4.02	3.60	3.31
First Prin Pay	05/25/2007	04/25/2007	04/25/2007	04/25/2007	05/25/2007
Last Prin Pay	02/25/2015	04/25/2013	11/25/2011	08/25/2010	08/25/2009

✖ RBS Greenwich Capital

Initial Mortgage Loans
As of the Cut-off Date

			Minimum		Maximum	
Total Original Balance:	528,436,803					
Total Current Balance:	527,801,512					
Number Of Loans:	4,141					
Average Original Balance:	$127,610.92		$10,000.00		$720,000.00	
Average Current Balance:	$127,457.50		$7,908.33		$720,000.00	
Weighted Average Gross Coupon:	7.8868	%	4.6250	%	16.4900	%
Weighted Average Gross Margin:	6.1766	%	3.8750	%	10.0000	%
Weighted Average First Rate Cap:	2.8057	%	2.0000	%	3.0000	%
Weighted Average Period Rate Cap:	1.5000	%	1.5000	%	1.5000	%
Weighted Average Max Rate Cap:	14.6875	%	7.0000	%	19.8750	%
Weighted Average Initial Rate Adj Freq:	28	months	24	months	60	months
Weighted Average Rate Adj Freq:	6	months	6	months	6	months
Weighted Average Months To Roll:	24	months	12	months	59	months
Weighted Average Original LTV:	86.33	%	24.59	%	100.00	%
Weighted Average Credit Score:	648		516		802	
Weighted Average Amort Term:	359.44	months	180.00	months	360.00	months
Weighted Average Original Term:	351.84	months	180.00	months	360.00	months
Weighted Average Remaining Term:	348.34	months	170.00	months	360.00	months
Weighted Average Prepayment Term:	27	months	0	months	36	months
Weighted Average IO Term:	26	months	0	months	60	months
Weighted Average IO Remaining Term:	23	months	0	months	59	months

Top State Concentrations ($):	30.31 % California, 9.23 % Arizona, 5.32 % Florida
Maximum Zip Code Concentration ($):	0.95 % 94591 (Vallejo, CA)

First Pay Date:	Apr 01, 2003	Apr 01, 2004
Mature Date:	May 01, 2018	Mar 01, 2034

23

✖ RBS Greenwich Capital

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 6 Mo LIBOR ARM	2,155	328,284,322.19	62.20
3/27 6 Mo LIBOR ARM	1,141	152,564,820.92	28.91
5/25 6 Mo LIBOR ARM	4	1,074,957.45	0.20
Fixed Rate	247	23,588,915.68	4.47
Fixed Rate Balloon	594	22,288,496.11	4.22
Total	4,141	527,801,512.35	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6 Mo LIBOR	3,300	481,924,100.56	91.31
Fixed Rate	247	23,588,915.68	4.47
Balloon 15/30	594	22,288,496.11	4.22
Total	4,141	527,801,512.35	100.00

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Fully Amortizing	3,772	432,068,200.40	81.86
Interest Only	369	95,733,311.95	18.14
Total	4,141	527,801,512.35	100.00

LIEN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	3,493	504,320,761.70	95.55
Second Lien	648	23,480,750.65	4.45
Total	4,141	527,801,512.35	100.00

24

✖✖RBS Greenwich Capital

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Silent Second	2,738	313,311,669.32	59.36
Silent Second	1,403	214,489,843.03	40.64
Total	4,141	527,801,512.35	100.00

ORIGINAL BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
10,000 - 25,000	237	4,186,378.61	0.79
25,001 - 50,000	617	23,168,624.21	4.39
50,001 - 75,000	606	38,186,924.60	7.24
75,001 - 100,000	538	47,181,933.79	8.94
100,001 - 125,000	501	56,338,063.26	10.67
125,001 - 150,000	425	58,089,471.38	11.01
150,001 - 175,000	275	44,410,625.23	8.41
175,001 - 200,000	226	42,338,013.06	8.02
200,001 - 225,000	154	32,734,690.77	6.20
225,001 - 250,000	113	26,897,059.59	5.10
250,001 - 275,000	104	27,285,044.86	5.17
275,001 - 300,000	80	22,906,648.14	4.34
300,001 - 325,000	72	22,595,945.50	4.28
325,001 - 350,000	49	16,617,648.28	3.15
350,001 - 375,000	34	12,179,188.55	2.31
375,001 - 400,000	19	7,368,968.54	1.40
400,001 - 425,000	11	4,562,993.92	0.86
425,001 - 450,000	12	5,235,949.10	0.99
450,001 - 475,000	20	9,236,509.49	1.75
475,001 - 500,000	13	6,322,065.21	1.20
500,001 - 525,000	7	3,589,633.55	0.68
525,001 - 550,000	6	3,198,441.15	0.61
550,001 - 575,000	5	2,815,045.77	0.53
575,001 - 600,000	13	7,708,816.10	1.46
600,001 - 625,000	1	615,000.00	0.12
625,001 - 650,000	1	646,829.69	0.12
650,001 - 675,000	1	665,000.00	0.13
700,001 - 720,000	1	720,000.00	0.14
Total	4,141	527,801,512.35	100.00

RBS Greenwich Capital

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
7,908 - 25,000	239	4,219,219.87	0.80
25,001 - 50,000	617	23,234,018.84	4.40
50,001 - 75,000	607	38,313,563.18	7.26
75,001 - 100,000	536	47,056,836.53	8.92
100,001 - 125,000	501	56,358,622.37	10.68
125,001 - 150,000	426	58,268,833.85	11.04
150,001 - 175,000	276	44,635,587.56	8.46
175,001 - 200,000	225	42,212,911.66	8.00
200,001 - 225,000	152	32,335,131.05	6.13
225,001 - 250,000	113	26,897,059.59	5.10
250,001 - 275,000	106	27,834,918.01	5.27
275,001 - 300,000	78	22,356,774.99	4.24
300,001 - 325,000	72	22,595,945.50	4.28
325,001 - 350,000	49	16,617,648.28	3.15
350,001 - 375,000	34	12,179,188.55	2.31
375,001 - 400,000	19	7,368,968.54	1.40
400,001 - 425,000	11	4,562,993.92	0.86
425,001 - 450,000	12	5,235,949.10	0.99
450,001 - 475,000	21	9,710,247.21	1.84
475,001 - 500,000	12	5,848,327.49	1.11
500,001 - 525,000	8	4,112,183.68	0.78
525,001 - 550,000	5	2,675,891.02	0.51
550,001 - 575,000	5	2,815,045.77	0.53
575,001 - 600,000	13	7,708,816.10	1.46
600,001 - 625,000	1	615,000.00	0.12
625,001 - 650,000	1	646,829.69	0.12
650,001 - 675,000	1	665,000.00	0.13
700,001 - 720,000	1	720,000.00	0.14
Total	4,141	527,801,512.35	100.00

26

✹ RBS Greenwich Capital

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.625 - 5.000	26	7,100,484.21	1.35
5.001 - 5.500	151	36,389,118.85	6.89
5.501 - 6.000	314	66,085,382.85	12.52
6.001 - 6.500	338	60,536,798.71	11.47
6.501 - 7.000	291	49,319,983.32	9.34
7.001 - 7.500	319	46,111,610.20	8.74
7.501 - 8.000	455	62,698,902.24	11.88
8.001 - 8.500	168	20,016,449.43	3.79
8.501 - 9.000	146	16,010,690.61	3.03
9.001 - 9.500	362	42,352,553.91	8.02
9.501 - 10.000	367	40,277,389.44	7.63
10.001 - 10.500	263	26,226,209.27	4.97
10.501 - 11.000	296	25,237,999.13	4.78
11.001 - 11.500	182	11,646,093.68	2.21
11.501 - 12.000	155	7,359,966.22	1.39
12.001 - 12.500	99	4,627,913.44	0.88
12.501 - 13.000	49	1,590,151.00	0.30
13.001 - 13.500	15	482,115.44	0.09
13.501 - 14.000	56	1,373,528.15	0.26
14.001 - 14.500	60	1,571,914.10	0.30
14.501 - 15.000	11	270,908.79	0.05
15.001 - 15.500	4	101,678.73	0.02
15.501 - 16.000	11	285,917.81	0.05
16.001 - 16.490	3	127,752.82	0.02
Total	4,141	527,801,512.35	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000 - 4.000	6	1,167,766.81	0.24
4.001 - 5.000	501	95,839,668.72	19.89
5.001 - 6.000	907	152,099,956.46	31.56
6.001 - 7.000	780	107,670,362.69	22.34
7.001 - 8.000	743	88,786,941.96	18.42
8.001 - 9.000	308	32,554,840.51	6.76
9.001 - 10.000	55	3,804,563.41	0.79
Total	3,300	481,924,100.56	100.00

27

✖ RBS Greenwich Capital

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.000	364	93,640,275.93	19.43
3.000	2,936	388,283,824.63	80.57
Total	3,300	481,924,100.56	100.00

PERIOD RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.500	3,300	481,924,100.56	100.00
Total	3,300	481,924,100.56	100.00

MAX RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000 - 7.000	1	259,759.19	0.05
8.001 - 9.000	1	115,200.00	0.02
9.001 - 10.000	1	323,000.00	0.07
10.001 - 11.000	2	240,697.57	0.05
11.001 - 12.000	27	7,384,484.21	1.53
12.001 - 13.000	462	101,950,893.11	21.15
13.001 - 14.000	574	100,108,262.67	20.77
14.001 - 15.000	722	102,287,640.91	21.22
15.001 - 16.000	263	31,860,731.88	6.61
16.001 - 17.000	668	79,768,190.93	16.55
17.001 - 18.000	428	45,236,567.66	9.39
18.001 - 19.000	137	11,365,536.68	2.36
19.001 - 19.875	14	1,023,135.75	0.21
Total	3,300	481,924,100.56	100.00

28

�षRBS Greenwich Capital

NEXT RATE RESET:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
12	1	138,882.42	0.03
16	2	643,537.59	0.13
17	11	1,549,983.09	0.32
18	129	22,554,728.41	4.68
19	222	41,382,505.63	8.59
20	440	66,811,614.93	13.86
21	469	67,413,710.50	13.99
22	529	78,918,372.10	16.38
23	350	48,532,642.45	10.07
24	2	133,500.00	0.03
26	1	174,548.59	0.04
27	2	198,068.53	0.04
28	12	1,911,642.51	0.40
29	33	3,547,355.13	0.74
30	179	22,690,065.02	4.71
31	227	32,204,327.19	6.68
32	329	43,396,157.50	9.00
33	171	22,392,936.05	4.65
34	124	17,391,997.17	3.61
35	63	8,862,568.30	1.84
57	1	506,957.45	0.11
59	3	568,000.00	0.12
Total	3,300	481,924,100.56	100.00

AMORT TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
180 - 180	14	823,315.58	0.16
181 - 240	53	1,228,536.35	0.23
301 - 360	4,074	525,749,660.42	99.61
Total	4,141	527,801,512.35	100.00

29

❉❉ RBS Greenwich Capital

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
180 - 180	608	23,111,811.69	4.38
181 - 240	53	1,228,536.35	0.23
301 - 360	3,480	503,461,164.31	95.39
Total	4,141	527,801,512.35	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
170 - 192	608	23,111,811.69	4.38
217 - 240	53	1,228,536.35	0.23
337 - 360	3,480	503,461,164.31	95.39
Total	4,141	527,801,512.35	100.00

OLTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
24.59 - 25.00	1	29,957.52	0.01
25.01 - 30.00	1	34,947.88	0.01
35.01 - 40.00	4	269,986.44	0.05
40.01 - 45.00	6	448,810.27	0.09
45.01 - 50.00	7	805,067.52	0.15
50.01 - 55.00	14	1,448,321.56	0.27
55.01 - 60.00	20	2,544,018.16	0.48
60.01 - 65.00	25	4,061,539.85	0.77
65.01 - 70.00	77	12,534,377.82	2.37
70.01 - 75.00	125	15,680,072.92	2.97
75.01 - 80.00	1,565	242,606,345.02	45.97
80.01 - 85.00	260	31,267,217.23	5.92
85.01 - 90.00	272	42,538,885.31	8.06
90.01 - 95.00	175	35,229,284.74	6.67
95.01 - 100.00	1,589	138,302,680.11	26.20
Total	4,141	527,801,512.35	100.00

※RBS Greenwich Capital

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
516 - 525	10	1,191,673.48	0.23
526 - 550	148	14,413,405.92	2.73
551 - 575	195	20,080,280.31	3.80
576 - 600	513	59,056,888.35	11.19
601 - 625	622	64,828,222.57	12.28
626 - 650	904	114,501,305.28	21.69
651 - 675	798	111,343,982.34	21.10
676 - 700	472	68,994,743.40	13.07
701 - 725	227	34,707,160.25	6.58
726 - 750	137	20,474,340.42	3.88
751 - 775	90	14,256,229.83	2.70
776 - 800	24	3,748,670.32	0.71
801 - 802	1	204,609.88	0.04
Total	**4,141**	**527,801,512.35**	**100.00**

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	3,059	358,817,577.53	67.98
PUD	602	96,163,119.54	18.22
Two-Four Family	314	53,990,837.93	10.23
Condominium	164	18,673,721.90	3.54
Manufactured Housing	1	100,155.45	0.02
Townhouse	1	56,100.00	0.01
Total	**4,141**	**527,801,512.35**	**100.00**

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	3,992	514,626,256.22	97.50
Non-owner	145	12,082,698.46	2.29
Second Home	4	1,092,557.67	0.21
Total	**4,141**	**527,801,512.35**	**100.00**

✸ RBS Greenwich Capital

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	3,051	362,157,513.62	68.62
Cash Out Refinance	1,029	156,875,893.46	29.72
Rate/Term Remortgage	61	8,768,105.27	1.66
Total	4,141	527,801,512.35	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	3,472	442,482,309.60	83.83
Stated Documentation	668	85,233,095.45	16.15
Limited Documentation	1	86,107.30	0.02
Total	4,141	527,801,512.35	100.00

PREPAYMENT PENALTY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Prepayment Penalty	3,299	452,696,726.53	85.77
No Prepayment Penalty	842	75,104,785.82	14.23
Total	4,141	527,801,512.35	100.00

PREPAYMENT TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	842	75,104,785.82	14.23
12	58	8,150,363.98	1.54
21	420	108,302,684.34	20.52
24	1,485	175,470,323.05	33.25
33	141	31,326,828.35	5.94
36	1,195	129,446,526.81	24.53
Total	4,141	527,801,512.35	100.00

32

RBS Greenwich Capital

GRADE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
A	2	149,077.12	0.03
A-	4	403,561.71	0.08
B	4	241,388.36	0.05
C	1	67,966.41	0.01
C-	4	269,957.79	0.05
MS1	1,789	260,683,343.91	49.39
MS2	906	111,608,313.70	21.15
MS3	617	64,155,193.66	12.16
MS4	498	58,031,183.99	10.99
MS5	170	17,352,907.03	3.29
MS6	146	14,838,618.67	2.81
Total	4,141	527,801,512.35	100.00

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Fully Amortizing	3,178	409,779,704.29	77.64
Interest Only	369	95,733,311.95	18.14
Balloon	594	22,288,496.11	4.22
Total	4,141	527,801,512.35	100.00

33

✖RBS Greenwich Capital

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alabama	41	3,496,829.96	0.66
Arizona	417	48,697,224.60	9.23
Arkansas	18	1,514,612.71	0.29
California	746	159,957,527.30	30.31
Colorado	78	11,212,101.14	2.12
Connecticut	33	4,238,152.10	0.80
Delaware	10	977,030.60	0.19
District of Columbia	14	2,920,858.78	0.55
Florida	249	28,081,268.57	5.32
Georgia	61	7,534,267.20	1.43
Idaho	55	5,172,435.25	0.98
Illinois	114	13,815,301.09	2.62
Indiana	156	10,867,952.81	2.06
Iowa	70	4,395,196.61	0.83
Kansas	122	9,282,643.91	1.76
Kentucky	31	2,347,897.44	0.44
Louisiana	64	6,367,980.44	1.21
Maryland	55	8,379,272.84	1.59
Massachusetts	135	24,813,892.60	4.70
Michigan	139	13,210,560.40	2.50
Minnesota	3	377,721.22	0.07
Mississippi	17	1,236,744.96	0.23
Missouri	195	14,971,662.38	2.84
Montana	14	2,149,495.92	0.41
Nebraska	68	6,623,025.08	1.25
Nevada	98	14,288,003.64	2.71
New Hampshire	6	1,018,691.86	0.19
New Jersey	30	4,518,253.26	0.86
New Mexico	21	2,782,116.75	0.53
North Dakota	3	244,699.39	0.05
Ohio	145	12,394,743.53	2.35
Oklahoma	84	6,111,360.03	1.16
Oregon	187	23,248,794.91	4.40
Pennsylvania	179	12,195,016.71	2.31
Rhode Island	37	4,535,863.27	0.86
South Carolina	3	388,772.29	0.07

34

✗✗RBS Greenwich Capital

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
South Dakota	15	1,374,884.27	0.26
Tennessee	14	1,204,308.51	0.23
Texas	86	9,577,101.27	1.81
Utah	71	7,318,463.78	1.39
Virginia	83	11,302,518.39	2.14
Washington	160	21,511,396.12	4.08
Wisconsin	1	173,733.33	0.03
Wyoming	13	971,135.13	0.18
Total	4,141	527,801,512.35	100.00

35

RBS Greenwich Capital

Group I Initial Mortgage Loans
As of the Cut-off Date

			Minimum		Maximum	
Total Original Balance:	264,241,894					
Total Current Balance:	263,900,719					
Number Of Loans:	2,281					
Average Original Balance:	$115,844.76		$10,000.00		$600,000.00	
Average Current Balance:	$115,695.19		$7,908.33		$600,000.00	
Weighted Average Gross Coupon:	8.0602	%	4.6250	%	16.4900	%
Weighted Average Gross Margin:	6.2608	%	3.8750	%	10.0000	%
Weighted Average First Rate Cap:	2.8355	%	2.0000	%	3.0000	%
Weighted Average Period Rate Cap:	1.5000	%	1.5000	%	1.5000	%
Weighted Average Max Rate Cap:	14.8635	%	7.0000	%	19.8750	%
Weighted Average Initial Rate Adj Freq:	28	months	24	months	60	months
Weighted Average Rate Adj Freq:	6	months	6	months	6	months
Weighted Average Months To Roll:	25	months	12	months	59	months
Weighted Average Original LTV:	86.62	%	26.94	%	100.00	%
Weighted Average Credit Score:	644		516		802	
Weighted Average Amort Term:	359.28	months	180.00	months	360.00	months
Weighted Average Original Term:	352.04	months	180.00	months	360.00	months
Weighted Average Remaining Term:	348.55	months	170.00	months	360.00	months
Weighted Average Prepayment Term:	27	months	0	months	36	months
Weighted Average IO Term:	27	months	0	months	60	months
Weighted Average IO Remaining Term:	23	months	0	months	59	months

Top State Concentrations ($):	24.80 % California, 10.15 % Arizona, 5.54 % Florida
Maximum Zip Code Concentration ($):	0.92 % 94591 (Vallejo, CA)

First Pay Date:	Apr 01, 2003	Apr 01, 2004
Mature Date:	May 01, 2018	Mar 01, 2034

36

 **RBS** Greenwich Capital

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 6 Mo LIBOR ARM	1,176	159,625,957.14	60.49
3/27 6 Mo LIBOR ARM	645	81,388,995.24	30.84
5/25 6 Mo LIBOR ARM	1	300,000.00	0.11
Fixed Rate	139	11,964,330.75	4.53
Fixed Rate Balloon	320	10,621,435.89	4.02
Total	2,281	263,900,719.02	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6 Mo LIBOR	1,822	241,314,952.38	91.44
Fixed Rate	139	11,964,330.75	4.53
Balloon 15/30	320	10,621,435.89	4.02
Total	2,281	263,900,719.02	100.00

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Fully Amortizing	2,098	223,566,891.92	84.72
Interest Only	183	40,333,827.10	15.28
Total	2,281	263,900,719.02	100.00

LIEN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	1,925	252,462,807.60	95.67
Second Lien	356	11,437,911.42	4.33
Total	2,281	263,900,719.02	100.00

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Silent Second	1,529	160,329,395.99	60.75
Silent Second	752	103,571,323.03	39.25
Total	2,281	263,900,719.02	100.00

37

✕✕RBS Greenwich Capital

ORIGINAL BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
10,000 - 25,000	140	2,478,823.32	0.94
25,001 - 50,000	348	13,088,520.12	4.96
50,001 - 75,000	355	22,404,037.59	8.49
75,001 - 100,000	307	26,951,860.19	10.21
100,001 - 125,000	287	32,334,349.95	12.25
125,001 - 150,000	243	33,143,690.80	12.56
150,001 - 175,000	157	25,416,947.06	9.63
175,001 - 200,000	115	21,560,144.22	8.17
200,001 - 225,000	90	19,071,154.80	7.23
225,001 - 250,000	62	14,766,634.29	5.60
250,001 - 275,000	60	15,733,124.99	5.96
275,001 - 300,000	46	13,135,980.49	4.98
300,001 - 325,000	48	15,049,291.68	5.70
325,001 - 350,000	12	3,969,037.29	1.50
350,001 - 375,000	2	711,550.00	0.27
375,001 - 400,000	3	1,169,090.86	0.44
400,001 - 425,000	1	416,293.92	0.16
425,001 - 450,000	1	429,600.00	0.16
450,001 - 475,000	1	468,000.00	0.18
475,001 - 500,000	1	490,587.45	0.19
500,001 - 525,000	1	512,000.00	0.19
575,001 - 600,000	1	600,000.00	0.23
Total	2,281	263,900,719.02	100.00



CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
7,908 - 25,000	142	2,511,664.58	0.95
25,001 - 50,000	348	13,153,914.75	4.98
50,001 - 75,000	354	22,380,720.66	8.48
75,001 - 100,000	306	26,876,941.23	10.18
100,001 - 125,000	288	32,454,686.27	12.30
125,001 - 150,000	242	33,023,354.48	12.51
150,001 - 175,000	160	25,941,608.18	9.83
175,001 - 200,000	113	21,235,254.05	8.05
200,001 - 225,000	89	18,871,383.85	7.15
225,001 - 250,000	62	14,766,634.29	5.60
250,001 - 275,000	61	16,008,017.49	6.07
275,001 - 300,000	45	12,861,087.99	4.87
300,001 - 325,000	48	15,049,291.68	5.70
325,001 - 350,000	12	3,969,037.29	1.50
350,001 - 375,000	2	711,550.00	0.27
375,001 - 400,000	3	1,169,090.86	0.44
400,001 - 425,000	1	416,293.92	0.16
425,001 - 450,000	1	429,600.00	0.16
450,001 - 475,000	1	468,000.00	0.18
475,001 - 500,000	1	490,587.45	0.19
500,001 - 525,000	1	512,000.00	0.19
575,001 - 600,000	1	600,000.00	0.23
Total	2,281	263,900,719.02	100.00

✹ RBS Greenwich Capital

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.625 - 5.000	9	1,701,011.73	0.64
5.001 - 5.500	71	13,118,799.21	4.97
5.501 - 6.000	151	27,306,815.78	10.35
6.001 - 6.500	187	30,737,008.09	11.65
6.501 - 7.000	153	23,755,300.00	9.00
7.001 - 7.500	193	26,063,096.47	9.88
7.501 - 8.000	253	33,724,402.95	12.78
8.001 - 8.500	94	10,793,961.16	4.09
8.501 - 9.000	80	8,828,406.16	3.35
9.001 - 9.500	199	21,399,257.99	8.11
9.501 - 10.000	218	23,157,545.76	8.78
10.001 - 10.500	135	13,247,373.40	5.02
10.501 - 11.000	168	13,893,404.77	5.26
11.001 - 11.500	106	6,479,303.89	2.46
11.501 - 12.000	91	4,107,269.33	1.56
12.001 - 12.500	54	2,450,688.38	0.93
12.501 - 13.000	26	790,213.64	0.30
13.001 - 13.500	8	264,009.77	0.10
13.501 - 14.000	30	695,469.22	0.26
14.001 - 14.500	37	943,618.62	0.36
14.501 - 15.000	7	152,046.82	0.06
15.001 - 15.500	3	75,282.12	0.03
15.501 - 16.000	7	178,463.93	0.07
16.001 - 16.490	1	37,969.83	0.01
Total	2,281	263,900,719.02	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000 - 4.000	4	905,682.38	0.38
4.001 - 5.000	260	42,807,443.96	17.74
5.001 - 6.000	492	72,664,480.17	30.11
6.001 - 7.000	449	59,057,031.99	24.47
7.001 - 8.000	407	45,348,536.46	18.79
8.001 - 9.000	175	18,309,083.43	7.59
9.001 - 10.000	35	2,222,693.99	0.92
Total	1,822	241,314,952.38	100.00

40

 **RBS Greenwich Capital**

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.000	181	39,695,194.01	16.45
3.000	1,641	201,619,758.37	83.55
Total	1,822	241,314,952.38	100.00

PERIOD RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.500	1,822	241,314,952.38	100.00
Total	1,822	241,314,952.38	100.00

MAX RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000 - 7.000	1	259,759.19	0.11
8.001 - 9.000	1	115,200.00	0.05
10.001 - 11.000	1	155,288.98	0.06
11.001 - 12.000	10	1,985,011.73	0.82
12.001 - 13.000	221	40,310,414.99	16.70
13.001 - 14.000	311	49,742,414.28	20.61
14.001 - 15.000	420	56,675,962.92	23.49
15.001 - 16.000	148	17,466,370.65	7.24
16.001 - 17.000	384	43,223,101.06	17.91
17.001 - 18.000	229	23,862,859.47	9.89
18.001 - 19.000	86	6,790,779.43	2.81
19.001 - 19.875	10	727,789.68	0.30
Total	1,822	241,314,952.38	100.00

✷✷ RBS Greenwich Capital

NEXT RATE RESET:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
12	1	138,882.42	0.06
16	1	123,621.38	0.05
17	5	646,675.07	0.27
18	65	10,108,167.08	4.19
19	114	18,632,473.80	7.72
20	237	32,448,909.81	13.45
21	262	34,798,731.53	14.42
22	289	37,291,967.05	15.45
23	201	25,186,183.93	10.44
24	1	45,500.00	0.02
26	1	174,548.59	0.07
27	2	198,068.53	0.08
28	6	813,936.28	0.34
29	21	2,156,728.67	0.89
30	101	12,606,047.03	5.22
31	139	18,209,517.50	7.55
32	181	22,373,258.94	9.27
33	84	9,960,429.86	4.13
34	69	9,454,826.73	3.92
35	41	5,646,478.18	2.34
59	1	300,000.00	0.12
Total	1,822	241,314,952.38	100.00

AMORT TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
180 - 180	9	529,036.43	0.20
181 - 240	34	782,814.89	0.30
301 - 360	2,238	262,588,867.70	99.50
Total	2,281	263,900,719.02	100.00

✖RBS Greenwich Capital

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
180 - 180	329	11,150,472.32	4.23
181 - 240	34	782,814.89	0.30
301 - 360	1,918	251,967,431.81	95.48
Total	2,281	263,900,719.02	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
170 - 192	329	11,150,472.32	4.23
217 - 240	34	782,814.89	0.30
337 - 360	1,918	251,967,431.81	95.48
Total	2,281	263,900,719.02	100.00

OLTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
26.94 - 30.00	1	34,947.88	0.01
35.01 - 40.00	2	194,986.44	0.07
40.01 - 45.00	3	155,184.35	0.06
45.01 - 50.00	6	606,708.76	0.23
50.01 - 55.00	7	705,185.26	0.27
55.01 - 60.00	13	1,661,724.44	0.63
60.01 - 65.00	18	2,309,781.80	0.88
65.01 - 70.00	38	5,733,881.70	2.17
70.01 - 75.00	64	7,093,025.35	2.69
75.01 - 80.00	850	118,689,602.38	44.98
80.01 - 85.00	153	16,521,727.86	6.26
85.01 - 90.00	142	20,490,731.90	7.76
90.01 - 95.00	77	13,429,157.34	5.09
95.01 - 100.00	907	76,274,073.56	28.90
Total	2,281	263,900,719.02	100.00

✖ RBS Greenwich Capital

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
516 - 525	4	491,350.10	0.19
526 - 550	86	9,246,747.98	3.50
551 - 575	121	11,888,482.24	4.50
576 - 600	298	32,082,747.79	12.16
601 - 625	327	32,510,419.03	12.32
626 - 650	505	56,770,097.91	21.51
651 - 675	440	55,366,514.92	20.98
676 - 700	248	32,274,243.12	12.23
701 - 725	122	15,172,641.68	5.75
726 - 750	75	9,927,993.34	3.76
751 - 775	44	6,464,833.79	2.45
776 - 800	10	1,500,037.24	0.57
801 - 802	1	204,609.88	0.08
Total	2,281	263,900,719.02	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,698	180,761,702.89	68.50
PUD	314	43,465,754.12	16.47
Two-Four Family	170	28,716,313.72	10.88
Condominium	98	10,856,792.84	4.11
Manufactured Housing	1	100,155.45	0.04
Total	2,281	263,900,719.02	100.00

RBS Greenwich Capital

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	2,190	256,034,691.93	97.02
Non-owner	90	7,734,218.78	2.93
Second Home	1	131,808.31	0.05
Total	2,281	263,900,719.02	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	1,680	181,229,165.57	68.67
Cash Out Refinance	564	78,004,540.53	29.56
Rate/Term Remortgage	37	4,667,012.92	1.77
Total	2,281	263,900,719.02	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	1,921	222,126,114.18	84.17
Stated Documentation	359	41,688,497.54	15.80
Limited Documentation	1	86,107.30	0.03
Total	2,281	263,900,719.02	100.00

PREPAYMENT PENALTY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Prepayment Penalty	1,798	222,644,623.43	84.37
No Prepayment Penalty	483	41,256,095.59	15.63
Total	2,281	263,900,719.02	100.00

45

✖RBS Greenwich Capital

PREPAYMENT TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	483	41,256,095.59	15.63
12	27	3,339,522.02	1.27
21	198	43,249,849.57	16.39
24	841	93,651,483.57	35.49
33	75	15,160,487.12	5.74
36	657	67,243,281.15	25.48
Total	2,281	263,900,719.02	100.00

GRADE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
A	2	149,077.12	0.06
A-	3	303,744.30	0.12
B	3	176,848.87	0.07
C-	3	245,493.05	0.09
MS1	967	124,567,807.02	47.20
MS2	496	54,899,142.08	20.80
MS3	327	31,966,633.53	12.11
MS4	289	31,848,365.15	12.07
MS5	109	10,866,470.08	4.12
MS6	82	8,877,137.82	3.36
Total	2,281	263,900,719.02	100.00

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Fully Amortizing	1,778	212,945,456.03	80.69
Interest Only	183	40,333,827.10	15.28
Balloon	320	10,621,435.89	4.02
Total	2,281	263,900,719.02	100.00

46

❊❊ RBS Greenwich Capital

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alabama	25	2,088,215.96	0.79
Arizona	249	26,797,556.79	10.15
Arkansas	12	1,135,841.00	0.43
California	349	65,453,695.40	24.80
Colorado	39	4,597,912.60	1.74
Connecticut	16	2,413,877.76	0.91
Delaware	7	558,617.48	0.21
District of Columbia	8	1,650,758.32	0.63
Florida	135	14,630,191.18	5.54
Georgia	33	3,779,173.44	1.43
Idaho	34	3,024,600.01	1.15
Illinois	69	7,458,630.95	2.83
Indiana	88	6,406,381.22	2.43
Iowa	41	2,422,635.21	0.92
Kansas	72	5,346,211.26	2.03
Kentucky	20	1,543,694.05	0.58
Louisiana	36	3,311,778.84	1.25
Maryland	25	3,647,330.29	1.38
Massachusetts	71	12,465,050.29	4.72
Michigan	76	7,443,265.51	2.82
Mississippi	12	1,010,090.99	0.38
Missouri	121	9,083,392.42	3.44
Montana	8	1,081,858.22	0.41
Nebraska	33	3,162,255.50	1.20
Nevada	52	7,454,712.30	2.82
New Hampshire	5	748,935.94	0.28
New Jersey	22	3,048,175.82	1.16
New Mexico	9	983,573.25	0.37
North Dakota	3	244,699.39	0.09
Ohio	86	7,335,694.74	2.78
Oklahoma	54	4,065,980.58	1.54
Oregon	97	12,185,718.69	4.62
Pennsylvania	100	7,237,092.39	2.74
Rhode Island	20	2,520,544.33	0.96
South Carolina	1	138,693.19	0.05
South Dakota	8	631,026.10	0.24

47

❉❉RBS Greenwich Capital

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Tennessee	8	717,094.07	0.27
Texas	48	5,276,445.18	2.00
Utah	36	3,408,661.39	1.29
Virginia	51	5,870,527.24	2.22
Washington	95	10,916,773.42	4.14
Wisconsin	1	173,733.33	0.07
Wyoming	6	429,622.98	0.16
Total	2,281	263,900,719.02	100.00

48

XX RBS Greenwich Capital

Group II Initial Mortgage Loans
As of the Cut-off Date

			Minimum		Maximum	
Total Original Balance:	264,194,909					
Total Current Balance:	263,900,793					
Number Of Loans:	1,860					
Average Original Balance:	$142,040.27		$10,000.00		$720,000.00	
Average Current Balance:	$141,882.15		$9,856.11		$720,000.00	
Weighted Average Gross Coupon:	7.7134	%	4.7500	%	16.2500	%
Weighted Average Gross Margin:	6.0921	%	3.8750	%	9.9990	%
Weighted Average First Rate Cap:	2.7758	%	2.0000	%	3.0000	%
Weighted Average Period Rate Cap:	1.5000	%	1.5000	%	1.5000	%
Weighted Average Max Rate Cap:	14.5110	%	9.1250	%	19.7500	%
Weighted Average Initial Rate Adj Freq:	28	months	24	months	60	months
Weighted Average Rate Adj Freq:	6	months	6	months	6	months
Weighted Average Months To Roll:	24	months	16	months	59	months
Weighted Average Original LTV:	86.04	%	24.59	%	100.00	%
Weighted Average Credit Score:	651		525		795	
Weighted Average Amort Term:	359.60	months	180.00	months	360.00	months
Weighted Average Original Term:	351.64	months	180.00	months	360.00	months
Weighted Average Remaining Term:	348.14	months	170.00	months	360.00	months
Weighted Average Prepayment Term:	27	months	0	months	36	months
Weighted Average IO Term:	26	months	0	months	60	months
Weighted Average IO Remaining Term:	23	months	0	months	59	months

Top State Concentrations ($):	35.81 % California, 8.30 % Arizona, 5.10 % Florida
Maximum Zip Code Concentration ($):	0.98 % 94591 (Vallejo, CA)

First Pay Date:	Jun 01, 2003	Apr 01, 2004
Mature Date:	May 01, 2018	Mar 01, 2034

49

XX RBS Greenwich Capital

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 6 Mo LIBOR ARM	979	168,658,365.05	63.91
3/27 6 Mo LIBOR ARM	496	71,175,825.68	26.97
5/25 6 Mo LIBOR ARM	3	774,957.45	0.29
Fixed Rate	108	11,624,584.93	4.40
Fixed Rate Balloon	274	11,667,060.22	4.42
Total	1,860	263,900,793.33	100.00

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6 Mo LIBOR	1,478	240,609,148.18	91.17
Balloon 15/30	274	11,667,060.22	4.42
Fixed Rate	108	11,624,584.93	4.40
Total	1,860	263,900,793.33	100.00

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Fully Amortizing	1,674	208,501,308.48	79.01
Interest Only	186	55,399,484.85	20.99
Total	1,860	263,900,793.33	100.00

LIEN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	1,568	251,857,954.10	95.44
Second Lien	292	12,042,839.23	4.56
Total	1,860	263,900,793.33	100.00

✖✖RBS Greenwich Capital

SILENT SECOND:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Silent Second	1,209	152,982,273.33	57.97
Silent Second	651	110,918,520.00	42.03
Total	1,860	263,900,793.33	100.00

ORIGINAL BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
10,000 - 25,000	97	1,707,555.29	0.65
25,001 - 50,000	269	10,080,104.09	3.82
50,001 - 75,000	251	15,782,887.01	5.98
75,001 - 100,000	231	20,230,073.60	7.67
100,001 - 125,000	214	24,003,713.31	9.10
125,001 - 150,000	182	24,945,780.58	9.45
150,001 - 175,000	118	18,993,678.17	7.20
175,001 - 200,000	111	20,777,868.84	7.87
200,001 - 225,000	64	13,663,535.97	5.18
225,001 - 250,000	51	12,130,425.30	4.60
250,001 - 275,000	44	11,551,919.87	4.38
275,001 - 300,000	34	9,770,667.65	3.70
300,001 - 325,000	24	7,546,653.82	2.86
325,001 - 350,000	37	12,648,610.99	4.79
350,001 - 375,000	32	11,467,638.55	4.35
375,001 - 400,000	16	6,199,877.68	2.35
400,001 - 425,000	10	4,146,700.00	1.57
425,001 - 450,000	11	4,806,349.10	1.82
450,001 - 475,000	19	8,768,509.49	3.32
475,001 - 500,000	12	5,831,477.76	2.21
500,001 - 525,000	6	3,077,633.55	1.17
525,001 - 550,000	6	3,198,441.15	1.21
550,001 - 575,000	5	2,815,045.77	1.07
575,001 - 600,000	12	7,108,816.10	2.69
600,001 - 625,000	1	615,000.00	0.23
625,001 - 650,000	1	646,829.69	0.25
650,001 - 675,000	1	665,000.00	0.25
700,001 - 720,000	1	720,000.00	0.27
Total	1,860	263,900,793.33	100.00

❊ RBS Greenwich Capital

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
9,856 - 25,000	97	1,707,555.29	0.65
25,001 - 50,000	269	10,080,104.09	3.82
50,001 - 75,000	253	15,932,842.52	6.04
75,001 - 100,000	230	20,179,895.30	7.65
100,001 - 125,000	213	23,903,936.10	9.06
125,001 - 150,000	184	25,245,479.37	9.57
150,001 - 175,000	116	18,693,979.38	7.08
175,001 - 200,000	112	20,977,657.61	7.95
200,001 - 225,000	63	13,463,747.20	5.10
225,001 - 250,000	51	12,130,425.30	4.60
250,001 - 275,000	45	11,826,900.52	4.48
275,001 - 300,000	33	9,495,687.00	3.60
300,001 - 325,000	24	7,546,653.82	2.86
325,001 - 350,000	37	12,648,610.99	4.79
350,001 - 375,000	32	11,467,638.55	4.35
375,001 - 400,000	16	6,199,877.68	2.35
400,001 - 425,000	10	4,146,700.00	1.57
425,001 - 450,000	11	4,806,349.10	1.82
450,001 - 475,000	20	9,242,247.21	3.50
475,001 - 500,000	11	5,357,740.04	2.03
500,001 - 525,000	7	3,600,183.68	1.36
525,001 - 550,000	5	2,675,891.02	1.01
550,001 - 575,000	5	2,815,045.77	1.07
575,001 - 600,000	12	7,108,816.10	2.69
600,001 - 625,000	1	615,000.00	0.23
625,001 - 650,000	1	646,829.69	0.25
650,001 - 675,000	1	665,000.00	0.25
700,001 - 720,000	1	720,000.00	0.27
Total	1,860	263,900,793.33	100.00

RBS Greenwich Capital

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.750 - 5.000	17	5,399,472.48	2.05
5.001 - 5.500	80	23,270,319.64	8.82
5.501 - 6.000	163	38,778,567.07	14.69
6.001 - 6.500	151	29,799,790.62	11.29
6.501 - 7.000	138	25,564,683.32	9.69
7.001 - 7.500	126	20,048,513.73	7.60
7.501 - 8.000	202	28,974,499.29	10.98
8.001 - 8.500	74	9,222,488.27	3.49
8.501 - 9.000	66	7,182,284.45	2.72
9.001 - 9.500	163	20,953,295.92	7.94
9.501 - 10.000	149	17,119,843.68	6.49
10.001 - 10.500	128	12,978,835.87	4.92
10.501 - 11.000	128	11,344,594.36	4.30
11.001 - 11.500	76	5,166,789.79	1.96
11.501 - 12.000	64	3,252,696.89	1.23
12.001 - 12.500	45	2,177,225.06	0.83
12.501 - 13.000	23	799,937.36	0.30
13.001 - 13.500	7	218,105.67	0.08
13.501 - 14.000	26	678,058.93	0.26
14.001 - 14.500	23	628,295.48	0.24
14.501 - 15.000	4	118,861.97	0.05
15.001 - 15.500	1	26,396.61	0.01
15.501 - 16.000	4	107,453.88	0.04
16.001 - 16.250	2	89,782.99	0.03
Total	1,860	263,900,793.33	100.00

53

RBS Greenwich Capital

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000 - 4.000	2	262,084.43	0.11
4.001 - 5.000	241	53,032,224.76	22.04
5.001 - 6.000	415	79,435,476.29	33.01
6.001 - 7.000	331	48,613,330.70	20.20
7.001 - 8.000	336	43,438,405.50	18.05
8.001 - 9.000	133	14,245,757.08	5.92
9.001 - 9.999	20	1,581,869.42	0.66
Total	1,478	240,609,148.18	100.00

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.000	183	53,945,081.92	22.42
3.000	1,295	186,664,066.26	77.58
Total	1,478	240,609,148.18	100.00

PERIOD RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.500	1,478	240,609,148.18	100.00
Total	1,478	240,609,148.18	100.00

54

✶✶ RBS Greenwich Capital

MAX RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000 - 10.000	1	323,000.00	0.13
10.001 - 11.000	1	85,408.59	0.04
11.001 - 12.000	17	5,399,472.48	2.24
12.001 - 13.000	241	61,640,478.12	25.62
13.001 - 14.000	263	50,365,848.39	20.93
14.001 - 15.000	302	45,611,677.99	18.96
15.001 - 16.000	115	14,394,361.23	5.98
16.001 - 17.000	284	36,545,089.87	15.19
17.001 - 18.000	199	21,373,708.19	8.88
18.001 - 19.000	51	4,574,757.25	1.90
19.001 - 19.750	4	295,346.07	0.12
Total	1,478	240,609,148.18	100.00

55

✖RBS Greenwich Capital

NEXT RATE RESET:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
16	1	519,916.21	0.22
17	6	903,308.02	0.38
18	64	12,446,561.33	5.17
19	108	22,750,031.83	9.46
20	203	34,362,705.12	14.28
21	207	32,614,978.97	13.56
22	240	41,626,405.05	17.30
23	149	23,346,458.52	9.70
24	1	88,000.00	0.04
28	6	1,097,706.23	0.46
29	12	1,390,626.46	0.58
30	78	10,084,017.99	4.19
31	88	13,994,809.69	5.82
32	148	21,022,898.56	8.74
33	87	12,432,506.19	5.17
34	55	7,937,170.44	3.30
35	22	3,216,090.12	1.34
57	1	506,957.45	0.21
59	2	268,000.00	0.11
Total	1,478	240,609,148.18	100.00

AMORT TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
180 - 180	5	294,279.15	0.11
181 - 240	19	445,721.46	0.17
301 - 360	1,836	263,160,792.72	99.72
Total	1,860	263,900,793.33	100.00

56

✳✳RBS Greenwich Capital

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
180 - 180	279	11,961,339.37	4.53
181 - 240	19	445,721.46	0.17
301 - 360	1,562	251,493,732.50	95.30
Total	1,860	263,900,793.33	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
170 - 192	279	11,961,339.37	4.53
217 - 240	19	445,721.46	0.17
337 - 360	1,562	251,493,732.50	95.30
Total	1,860	263,900,793.33	100.00

OLTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
24.59 - 25.00	1	29,957.52	0.01
35.01 - 40.00	2	75,000.00	0.03
40.01 - 45.00	3	293,625.92	0.11
45.01 - 50.00	1	198,358.76	0.08
50.01 - 55.00	7	743,136.30	0.28
55.01 - 60.00	7	882,293.72	0.33
60.01 - 65.00	7	1,751,758.05	0.66
65.01 - 70.00	39	6,800,496.12	2.58
70.01 - 75.00	61	8,587,047.57	3.25
75.01 - 80.00	715	123,916,742.64	46.96
80.01 - 85.00	107	14,745,489.37	5.59
85.01 - 90.00	130	22,048,153.41	8.35
90.01 - 95.00	98	21,800,127.40	8.26
95.01 - 100.00	682	62,028,606.55	23.50
Total	1,860	263,900,793.33	100.00

✹RBS Greenwich Capital

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
525 - 525	6	700,323.38	0.27
526 - 550	62	5,166,657.94	1.96
551 - 575	74	8,191,798.07	3.10
576 - 600	215	26,974,140.56	10.22
601 - 625	295	32,317,803.54	12.25
626 - 650	399	57,731,207.37	21.88
651 - 675	358	55,977,467.42	21.21
676 - 700	224	36,720,500.28	13.91
701 - 725	105	19,534,518.57	7.40
726 - 750	62	10,546,347.08	4.00
751 - 775	46	7,791,396.04	2.95
776 - 795	14	2,248,633.08	0.85
Total	1,860	263,900,793.33	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,361	178,055,874.64	67.47
PUD	288	52,697,365.42	19.97
Two-Four Family	144	25,274,524.21	9.58
Condominium	66	7,816,929.06	2.96
Townhouse	1	56,100.00	0.02
Total	1,860	263,900,793.33	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	1,802	258,591,564.29	97.99
Non-owner	55	4,348,479.68	1.65
Second Home	3	960,749.36	0.36
Total	1,860	263,900,793.33	100.00

✖RBS Greenwich Capital

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	1,371	180,928,348.05	68.56
Cash Out Refinance	465	78,871,352.93	29.89
Rate/Term Remortgage	24	4,101,092.35	1.55
Total	1,860	263,900,793.33	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	1,551	220,356,195.42	83.50
Stated Documentation	309	43,544,597.91	16.50
Total	1,860	263,900,793.33	100.00

PREPAYMENT PENALTY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Prepayment Penalty	1,501	230,052,103.10	87.17
No Prepayment Penalty	359	33,848,690.23	12.83
Total	1,860	263,900,793.33	100.00

PREPAYMENT TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	359	33,848,690.23	12.83
12	31	4,810,841.96	1.82
21	222	65,052,834.77	24.65
24	644	81,818,839.48	31.00
33	66	16,166,341.23	6.13
36	538	62,203,245.66	23.57
Total	1,860	263,900,793.33	100.00

✖✖ RBS Greenwich Capital

GRADE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
A-	1	99,817.41	0.04
B	1	64,539.49	0.02
C	1	67,966.41	0.03
C-	1	24,464.74	0.01
MS1	822	136,115,536.89	51.58
MS2	410	56,709,171.62	21.49
MS3	290	32,188,560.13	12.20
MS4	209	26,182,818.84	9.92
MS5	61	6,486,436.95	2.46
MS6	64	5,961,480.85	2.26
Total	1,860	263,900,793.33	100.00

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Fully Amortizing	1,400	196,834,248.26	74.59
Interest Only	186	55,399,484.85	20.99
Balloon	274	11,667,060.22	4.42
Total	1,860	263,900,793.33	100.00

✵ RBS Greenwich Capital

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alabama	16	1,408,614.00	0.53
Arizona	168	21,899,667.81	8.30
Arkansas	6	378,771.71	0.14
California	397	94,503,831.90	35.81
Colorado	39	6,614,188.54	2.51
Connecticut	17	1,824,274.34	0.69
Delaware	3	418,413.12	0.16
District of Columbia	6	1,270,100.46	0.48
Florida	114	13,451,077.39	5.10
Georgia	28	3,755,093.76	1.42
Idaho	21	2,147,835.24	0.81
Illinois	45	6,356,670.14	2.41
Indiana	68	4,461,571.59	1.69
Iowa	29	1,972,561.40	0.75
Kansas	50	3,936,432.65	1.49
Kentucky	11	804,203.39	0.30
Louisiana	28	3,056,201.60	1.16
Maryland	30	4,731,942.55	1.79
Massachusetts	64	12,348,842.31	4.68
Michigan	63	5,767,294.89	2.19
Minnesota	3	377,721.22	0.14
Mississippi	5	226,653.97	0.09
Missouri	74	5,888,269.96	2.23
Montana	6	1,067,637.70	0.40
Nebraska	35	3,460,769.58	1.31
Nevada	46	6,833,291.34	2.59
New Hampshire	1	269,755.92	0.10
New Jersey	8	1,470,077.44	0.56
New Mexico	12	1,798,543.50	0.68
Ohio	59	5,059,048.79	1.92
Oklahoma	30	2,045,379.45	0.78
Oregon	90	11,063,076.22	4.19
Pennsylvania	79	4,957,924.32	1.88
Rhode Island	17	2,015,318.94	0.76
South Carolina	2	250,079.10	0.09
South Dakota	7	743,858.17	0.28
Tennessee	6	487,214.44	0.18
Texas	38	4,300,656.09	1.63

61

✖✖RBS Greenwich Capital

STATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Utah	35	3,909,802.39	1.48
Virginia	32	5,431,991.15	2.06
Washington	65	10,594,622.70	4.01
Wyoming	7	541,512.15	0.21
Total	1,860	263,900,793.33	100.00

✺RBS Greenwich Capital

Meritage Mortgage Loan Trust 2004-1

Meritage
Mortgage Corporation

$639,960,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WAMU Capital Corp.
Co-Underwriter

✖ RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

✳ RBS Greenwich Capital

RBS Greenwich Capital

Meritage_04_1 Class M8 BE Analysis   HBK

Balance	$9,900,000.00	Delay 0
Settle	3/30/2004	Dated 3/30/2004
		First Payment 4/25/2004

Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	183.063 *hbk_cdr_loss_curve	141.917 *hbk_cdr_loss_curve	161.521 *hbk_cdr_loss_curve	234.7 *hbk_cdr_loss_curve	166.778 *hbk_cdr_loss_curve
Loss Severity	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	0	0
LIBOR	Forward	Forward +300 over 12	Forward for 6 spike 200 for life	Forward	Forward +300 over 12
Triggers	Fail	Fail	Fail	Fail	Fail
WAL	11.40	11.85	11.64	10.79	11.52
Mod Dur	7.61	6.87	7.07	7.35	6.80
Principal Writedown	262.78 (0.00%)	181.82 (0.00%)	232.62 (0.00%)	209.94 (0.00%)	360.03 (0.00%)
Total Collat Loss (Collat Maturity)	58,081,381.11 (8.80%)	46,532,940.23 (7.05%)	52,157,002.34 (7.91%)	71,679,808.28 (10.86%)	53,663,448.32 (8.13%)
Total Collat Liquidation (Collat Maturity)	115,261,697.19 (17.47%)	92,474,940.54 (14.02%)	103,622,260.21 (15.71%)	143,359,616.55 (21.73%)	107,326,896.65 (16.27%)

RBS Greenwich Capital

Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	195.585 *hbk_cdr_loss_curve	206.621 *hbk_cdr_loss_curve	148.669 *hbk_cdr_loss_curve	174.859 *hbk_cdr_loss_curve
Loss Severity	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	0	6	6	6
LIBOR	Forward for 6 spike 200 for life	Forward	Forward +300 over 12	Forward for 6 spike 200 for life
Triggers	Fail	Fail	Fail	Fail
WAL	11.21	11.11	11.74	11.46
Mod Durn	6.92	7.49	6.87	7.01
Principal Writedown	98.70 (0.00%)	235.39 (0.00%)	274.67 (0.00%)	425.03 (0.00%)
Total Collat Loss (Collat Maturity)	61,563,389.65 (9.33%)	64,418,771.80 (9.76%)	48,498,728.80 (7.35%)	55,900,235.21 (8.47%)
Collat Liquidation (Collat Maturity)	123,126,779.29 (18.66%)	128,340,582.03 (19.45%)	96,682,535.49 (14.65%)	111,424,216.14 (16.89%)

RBS Greenwich Capital

Meritage_04_1 Class B1 BE Analysis   HBK

Balance	$6,600,000.00
Delay	0
Settle	3/30/2004
Dated	3/30/2004
First Payment	4/25/2004

Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	156.603 *hbk_cdr_loss_curve	125.161 *hbk_cdr_loss_curve	144.231 *hbk_cdr_loss_curve	206.734 *hbk_cdr_loss_curve	144.607 *hbk_cdr_loss_curve
Loss Severity	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	0	0
LIBOR	Forward	Forward +300 over 12	Forward for 6 spike 200 for life	Forward	Forward +300 over 12
Triggers	Fail	Fail	Fail	Fail	Fail
WAL	12.58	12.96	12.75	11.95	12.67
Mod Durn	7.84	7.04	7.24	7.60	7.03
Principal Writedown	874.30 (0.01%)	532.66 (0.01%)	994.90 (0.02%)	888.42 (0.01%)	613.13 (0.01%)
Total Collat Loss (Collat Maturity)	50,688,373.78 (7.68%)	41,572,854.72 (6.30%)	47,192,615.06 (7.15%)	64,451,740.07 (9.77%)	47,323,822.24 (7.17%)
Total Collat Liquidation (Collat Maturity)	100,588,185.41 (15.25%)	82,617,431.06 (12.52%)	93,758,718.06 (14.21%)	128,903,480.13 (19.54%)	94,647,644.48 (14.35%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	172.44 *hbk_cdr_loss_curve	179.729 *hbk_cdr_loss_curve	131.00 *hbk_cdr_loss_curve	156.425 *hbk_cdr_loss_curve
Loss Severity	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	0	6	6	6
LIBOR	Forward for 6 spike 200 for life	Forward	Forward +300 over 12	Forward for 6 spike 200 for life
Triggers	Fail	Fail	Fail	Fail
WAL	12.36	12.29	12.86	12.57
Mod Durn	7.14	7.73	7.08	7.20
Principal Writedown	278.06 (0.00%)	1,319.48 (0.02%)	2,487.61 (0.04%)	1,660.33 (0.03%)
Total Collat Loss (Collat Maturity)	55,230,900.72 (8.37%)	57,170,152.38 (8.67%)	43,319,685.05 (6.57%)	50,711,386.96 (7.69%)
Collat Liquidation (Collat Maturity)	110,461,801.44 (16.74%)	113,898,145.13 (17.26%)	86,357,987.25 (13.09%)	101,081,208.35 (15.32%)

Meritage Mortgage Loan Trust 2004-1

Meritage
Mortgage Corporation

$639,960,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WAMU Capital Corp.
Co-Underwriter

✼RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

✕✕RBS Greenwich Capital

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Meritage_04_1 Class M5 BE Analysis   KBC

Balance	$9,900,000.00	Delay 0
Settle	3/30/2004	Dated 3/30/2004
		First Payment 4/25/2004

	Scenario 1	Scenario 2	Scenario 3	Scenario 4
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	15.563 CDR	8.435 CDR	13.268 CDR	7.245 CDR
Loss Severity	40%	70%	40%	70%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
LIBOR	FWD	FWD	FWD + 200	FWD + 200
Triggers	Fail	Fail	Fail	Fail
WAL	9.53	10.91	9.98	11.23
Mod Durn	7.36	8.09	6.93	7.46
Principal Writedown	1,425.72 (0.01%)	3,315.15 (0.03%)	1,711.16 (0.02%)	7,774.04 (0.08%)
Total Collat Loss (Collat Maturity)	95,125,978.16 (14.42%)	101,831,850.22 (15.43%)	84,276,141.97 (12.77%)	89,486,224.35 (13.56%)
Total Collat Liquidation (Collat Maturity)	236,018,975.60 (35.77%)	144,355,832.09 (21.88%)	209,247,672.66 (31.72%)	126,957,009.65 (19.24%)

Meritage_04_1 Class M6 BE Analysis   KBC

Balance	$9,900,000.00	Delay	0
Settle	3/30/2004	Dated	3/30/2004
		First Payment	4/25/2004

	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Prepay				
Default	13.646 CDR	7.492 CDR	11.447 CDR	6.329 CDR
Loss Severity	40%	70%	40%	70%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
LIBOR	FWD	FWD	FWD + 200	FWD + 200
Triggers	Fail	Fail	Fail	Fail
WAL	9.89	11.14	10.36	11.45
Mod Durn	7.42	8.05	6.97	7.41
Principal Writedown	497.55 (0.01%)	8,427.92 (0.09%)	3,794.06 (0.04%)	3,883.26 (0.04%)
Total Collat Loss (Collat Maturity)	86,054,699.86 (13.04%)	92,005,624.04 (13.95%)	74,983,170.39 (11.37%)	79,511,109.95 (12.05%)
al Collat Liquidation (Collat Maturity)	213,505,529.13 (32.36%)	130,423,188.24 (19.77%)	186,172,945.51 (28.22%)	112,803,753.45 (17.10%)

☒ RBS Greenwich Capital

Meritage_04_1 Class M7 BE Analysis   KBC

Balance	$9,900,000.00	Delay	0
Settle	3/30/2004	Dated	3/30/2004
		First Payment	4/25/2004

Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	11.805 CDR	6.549 CDR	9.704 CDR	5.426 CDR
Loss Severity	40%	70%	40%	70%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
LIBOR	FWD	FWD	FWD + 200	FWD + 200
Triggers	Fail	Fail	Fail	Fail
WAL	10.27	11.39	10.74	11.70
Mod Durn	7.58	8.12	7.09	7.46
Principal Writedown	2,504.17 (0.03%)	5,795.81 (0.06%)	3,367.45 (0.03%)	232.57 (0.00%)
Total Collat Loss (Collat Maturity)	76,778,869.98 (11.64%)	81,833,243.35 (12.40%)	65,522,866.86 (9.93%)	69,336,077.84 (10.51%)
al Collat Liquidation (Collat Maturity)	190,485,461.99 (28.87%)	116,000,324.59 (17.58%)	162,682,551.44 (24.66%)	98,367,043.20 (14.91%)

✶ RBS Greenwich Capital

Meritage_04_1 Class M8 BE Analysis   KBC

Balance	$9,900,000.00	Delay 0
Settle	3/30/2004	Dated 3/30/2004
		First Payment 4/25/2004

	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Prepay				
Default	9.985 CDR	5.615 CDR	7.993 CDR	4.525 CDR
Loss Severity	40%	70%	40%	70%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
LIBOR	FWD	FWD	FWD + 200	FWD + 200
Triggers	Fail	Fail	Fail	Fail
WAL	10.61	11.57	11.11	11.93
Mod Durn	7.29	7.70	6.83	7.10
Principal Writedown	2,112.62 (0.02%)	1,227.15 (0.01%)	5,812.90 (0.06%)	2,657.88 (0.03%)
Total Collat Loss (Collat Maturity)	67,014,177.67 (10.16%)	71,399,159.47 (10.82%)	55,648,464.58 (8.43%)	58,828,467.83 (8.92%)
al Collat Liquidation (Collat Maturity)	166,253,448.61 (25.20%)	101,207,071.80 (15.34%)	138,163,987.53 (20.94%)	83,458,727.76 (12.65%)

Meritage Mortgage Loan Trust 2004-1



$639,960,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WAMU Capital Corp.
Co-Underwriter

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

✸ RBS Greenwich Capital

⁂ RBS Greenwich Capital

Meritage_04_1 Class M5 BE Analysis   Declaration

Balance	$9,900,000.00
Settle	3/30/2004

Delay	0
Dated	3/30/2004
First Payment	4/25/2004

	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	9.955 CDR	7.317 CDR	8.927 CDR	6.576 CDR
Loss Severity	60%	80%	60%	80%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
LIBOR	Forward	Forward	Forward + 150	Forward + 150
Triggers	Fail	Fail	Fail	Fail
WAL	10.59	11.16	10.84	11.37
Mod Durn	7.93	8.22	7.48	7.70
Principal Writedown	7,275.87 (0.07%)	8,936.61 (0.09%)	2,891.65 (0.03%)	5,596.68 (0.06%)
tal Collat Loss (Collat Maturity)	100,271,914.40 (15.20%)	103,022,234.98 (15.62%)	91,651,876.02 (13.89%)	93,960,183.96 (14.24%)
at Liquidation (Collat Maturity)	165,840,971.31 (25.14%)	127,784,400.24 (19.37%)	151,681,132.29 (22.99%)	116,622,373.18 (17.68%)

RBS Greenwich Capital

Meritage_04_1 Class M6 BE Analysis   Declaration

Balance	$9,900,000.00	Delay	0
Settle	3/30/2004	Dated	3/30/2004
		First Payment	4/25/2004

Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	8.817 CDR	6.511 CDR	7.817 CDR	5.786 CDR
Loss Severity	60%	80%	60%	80%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
LIBOR	Forward	Forward	Forward + 150	Forward + 150
Triggers	Fail	Fail	Fail	Fail
WAL	10.85	11.36	11.10	11.58
Mod Durn	7.91	8.15	7.45	7.64
Principal Writedown	8,363.57 (0.08%)	1,774.89 (0.02%)	2,893.84 (0.03%)	8,617.28 (0.09%)
Total Collat Loss (Collat Maturity)	90,615,198.67 (13.73%)	93,046,564.26 (14.10%)	81,878,298.34 (12.41%)	83,904,316.92 (12.72%)
Total Collat Liquidation (Collat Maturity)	149,865,742.17 (22.72%)	115,408,498.04 (17.49%)	135,504,244.79 (20.54%)	104,139,785.95 (15.78%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Meritage_04_1 Class M7 BE Analysis   Declaration

Balance $9,900,000.00   Delay 0

Settle 3/30/2004   Dated 3/30/2004

First Payment 4/25/2004

Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	7.688 CDR	5.702 CDR	6.734 CDR	5.004 CDR
Loss Severity	60%	80%	60%	80%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
LIBOR	Forward	Forward	Forward + 150	Forward + 150
Triggers	Fail	Fail	Fail	Fail
WAL	11.13	11.58	11.38	11.79
Mod Durn	8.00	8.21	7.52	7.69
Principal Writedown	4,188.68 (0.04%)	5,096.33 (0.05%)	4,323.06 (0.04%)	4,408.94 (0.04%)
Total Collat Loss (Collat Maturity)	80,636,517.97 (12.22%)	82,727,503.74 (12.54%)	71,951,994.51 (10.91%)	73,649,647.54 (11.16%)
Total Collat Liquidation (Collat Maturity)	133,358,600.26 (20.21%)	102,607,079.35 (15.55%)	119,074,858.31 (18.05%)	91,410,674.17 (13.86%)

RBS Greenwich Capital

Meritage_04_1 Class M8 BE Analysis — Declaration

Balance	$9,900,000.00	Delay	0
Settle	3/30/2004	Dated	3/30/2004
		First Payment	4/25/2004

	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Prepay				
Default	6.575 CDR	4.901 CDR	5.657 CDR	4.225 CDR
Loss Severity	60%	80%	60%	80%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
LIBOR	Forward	Forward	Forward + 150	Forward + 150
Triggers	Fail	Fail	Fail	Fail
WAL	11.35	11.76	11.63	11.98
Mod Durn	7.61	7.77	7.16	7.28
Principal Writedown	2,993.31 (0.03%)	9,815.21 (0.10%)	1,565.92 (0.02%)	3,933.59 (0.04%)
Total Collat Loss (Collat Maturity)	70,387,322.23 (10.67%)	72,194,684.44 (10.94%)	61,675,325.72 (9.35%)	63,123,796.47 (9.57%)
Total Collat Liquidation (Collat Maturity)	116,404,776.28 (17.64%)	89,541,026.28 (13.57%)	102,065,954.18 (15.47%)	78,345,246.41 (11.87%)

Meritage Mortgage Loan Trust 2004-1

Meritage
Mortgage Corporation

$639,960,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WAMU Capital Corp.
Co-Underwriter

❄RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

✖ RBS Greenwich Capital

✖ RBS Greenwich Capital

Meritage_04_1 Class M5 BE Analysis

Fortress

Balance	$9,900,000.00		
Settle	3/30/2004		
		Delay	0
		Dated	3/30/2004
		First Payment	4/25/2004

	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed
Prepay	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed
Default	14.456 CDR	15.563 CDR	11.27 CDR	12.144 CDR
Loss Severity	40%	40%	50%	50%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
LIBOR	FWD	FWD	FWD	FWD
Delinq	100%	100%	100%	100%
WAL	15.05	9.53	16.48	10.15
Mod Durn	9.95	7.36	10.48	7.70
Principal Writedown	5,573.53 (0.06%)	1,425.72 (0.01%)	6,515.43 (0.07%)	5,328.71 (0.05%)
Total Collat Loss (Collat Maturity)	131,107,480.82021 (19.87%)	95,125,978.16169 (14.42%)	140,415,317.54685 (21.28%)	98,163,436.20569 (14.88%)
Total Collat Liquidation (Collat Maturity)	325,097,948.11917 (49.28%)	236,018,975.60440 (35.77%)	278,460,077.38756 (42.21%)	194,833,070.93609 (29.53%)

	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed	PricingSpeed
Prepay	13.506 CDR	14.478 CDR	10.563 CDR	11.316 CDR
Default	40%	40%	50%	50%
Loss Severity	100%	100%	100%	100%
Servicer Advances				
Liquidation Lag	12	12	12	12
LIBOR	FWD + 100	FWD + 100	FWD + 100	WD + 100
Delinq	100%	100%	100%	100%
WAL	15.52	9.74	16.89	10.33
Mod Durn	9.50	7.14	9.93	7.43
Principal Writedown	381.71 (0.00%)	4,092.86 (0.04%)	1,144.12 (0.01%)	3.40 (0.00%)
Total Collat Loss (Collat Maturity)	126,072,101.76354 (19.11%)	90,109,659.07029 (13.66%)	134,794,183.32190 (20.43%)	17 (14.07%)
Total Collat Liquidation (Collat Maturity)	312,784,793.02559 (47.41%)	223,665,580.19307 (33.90%)	267,470,198.86157 (40.54%)	04 (27.94%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Meritage_04_1 Class M6 BE Analysis

Fortress

Balance	$9,900,000.00	Delay	0
		Dated	3/30/2004
Settle	3/30/2004	First Payment	4/25/2004

	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed
Prepay				
Default	13.087 CDR	13.646 CDR	10.272 CDR	10.713 CDR
Loss Severity	40%	40%	50%	50%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
LIBOR	FWD	FWD	FWD	FWD
Delinq	100%	100%	100%	100%
WAL	15.66	9.89	16.97	10.45
Mod Durn	9.93	7.42	10.38	7.71
Principal Writedown	6,016.17 (0.06%)	497.55 (0.01%)	7,604.48 (0.08%)	2,930.61 (0.03%)
Total Collat Loss (Collat Maturity)	123,480,878.58261 (18.72%)	86,054,699.85807 (13.04%)	132,056,657.79362 (20.02%)	88,743,100.64692 (13.45%)
Total Collat Liquidation (Collat Maturity)	306,151,662.55172 (46.40%)	213,505,529.13246 (32.36%)	261,853,333.99047 (39.69%)	176,130,795.18645 (26.70%)

✖ RBS Greenwich Capital

	50 PricingSpeed	100 PricingSpeed	50 PricingSpeed	PricingSpeed
Prepay				
Default	12.195 CDR	12.606 CDR	9.603 CDR	9.913 CDR
Loss Severity	40%	40%	50%	50%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
LIBOR	FWD + 100	FWD + 100	FWD + 100	FWD + 100
Delinq	100%	100%	100%	100%
WAL	16.14	10.11	17.37	10.64
Mod Durn	9.47	7.19	9.82	7.43
Principal Writedown	6,848.77 (0.07%)	3,620.36 (0.04%)	1,130.68 (0.01%)	1.92 (0.01%)
Total Collat Loss (Collat Maturity)	118,358,162.00216 (17.94%)	80,932,132.22603 (12.27%)	126,386,369.44562 (19.16%)	49 (12.63%)
Total Collat Liquidation (Collat Maturity)	293,615,969.60316 (44.50%)	200,882,058.71906 (30.45%)	250,759,640.43179 (38.01%)	85 (25.08%)

Meritage Mortgage Loan Trust 2004-1

Meritage
Mortgage Corporation

$639,960,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WAMU Capital Corp.
Co-Underwriter

RBS Greenwich Capital

✖ RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Meritage 2004-1 (silent seconds only)

Principal Balances ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
a. 0 - 50,000	99	3,860,541.56	1.80	79.38	616
b. 50,001 - 100,000	399	30,391,241.55	14.17	80.43	640
c. 100,001 - 150,000	388	48,015,099.90	22.39	80.10	657
d. 150,001 - 200,000	193	33,411,665.36	15.58	79.99	658
e. 200,001 - 250,000	117	26,209,293.96	12.22	79.96	678
f. 250,001 - 300,000	88	23,971,669.12	11.18	79.87	674
g. 300,001 - 350,000	46	14,808,924.97	6.90	79.94	680
h. 350,001 - 400,000	25	9,257,574.49	4.32	80.00	681
i. 400,001 - 450,000	9	3,858,431.71	1.80	80.00	646
j. 450,001 - 500,000	15	7,068,838.38	3.30	80.20	680
k. 500,001 - 550,000	8	4,194,491.02	1.96	80.00	666
l. 550,001 - 600,000	14	8,180,241.32	3.81	77.21	679
l. 600,001 - 650,000	2	1,261,829.69	0.59	77.79	634
TOTAL POOL	**1,403**	**214,489,843.03**	**100.00**	**79.94**	**662**

Fico Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
c. 521 - 540	20	1,234,650.04	0.58	79.37	534
d. 541 - 560	26	1,625,630.74	0.76	81.28	552
e. 561 - 580	30	2,477,981.78	1.16	83.10	569
f. 581 - 600	37	3,103,793.38	1.45	83.86	593
g. 601 - 620	202	22,967,197.09	10.71	80.11	609
h. 621 - 640	273	41,974,474.63	19.57	79.80	632
i. 641 - 660	242	37,606,486.23	17.53	79.81	651
j. 661 - 680	205	34,321,653.94	16.00	79.59	669
k. 681 - 700	162	30,379,936.67	14.16	79.91	689
l. 701 - 720	83	15,190,412.25	7.08	79.67	710
m. 721 - 740	57	10,437,571.35	4.87	79.97	728
n. 741 - 760	44	8,681,052.92	4.05	80.00	750
o. 761 - 780	16	3,184,192.70	1.48	80.00	767
p. 781 - 800	6	1,304,809.31	0.61	80.00	790
TOTAL POOL	**1,403**	**214,489,843.03**	**100.00**	**79.94**	**662**

✕✕ RBS Greenwich Capital

LTV Ratio	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
c. 50.01 - 55.00	1	58,500.00	0.03	51.32	531
d. 55.01 - 60.00	2	40,800.84	0.02	59.96	647
e. 60.01 - 65.00	2	615,519.67	0.29	63.21	662
f. 65.01 - 70.00	4	391,227.85	0.18	69.83	694
g. 70.01 - 75.00	35	3,559,331.17	1.66	73.72	647
h. 75.01 - 80.00	1,295	204,150,660.30	95.18	79.95	664
i. 80.01 - 85.00	39	3,685,105.50	1.72	84.19	618
j. 85.01 - 90.00	25	1,988,697.70	0.93	90.00	586
TOTAL POOL	**1,403**	**214,489,843.03**	**100.00**	**79.94**	**662**

Note Rate	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
04.501-5.000	10	2,884,119.78	1.34	80.00	701
05.001-5.500	80	18,146,781.58	8.46	79.71	684
05.501-6.000	161	32,220,609.96	15.02	79.57	676
06.001-6.500	137	24,082,934.94	11.23	79.66	666
06.501-7.000	94	16,544,351.25	7.71	79.77	668
07.001-7.500	122	18,504,693.17	8.63	79.98	664
07.501-8.000	197	29,721,303.84	13.86	79.92	675
08.001-8.500	53	7,437,286.55	3.47	80.08	661
08.501-9.000	25	3,567,445.33	1.66	80.02	662
09.001-9.500	219	27,638,760.58	12.89	79.92	651
09.501-10.000	156	17,863,955.37	8.33	80.24	632
10.001-10.500	70	8,268,524.78	3.85	80.24	631
10.501-11.000	49	5,291,100.95	2.47	81.53	616
11.001-11.500	20	1,502,635.48	0.70	81.88	597
11.501-12.000	9	713,439.47	0.33	85.25	584
12.001-12.500	1	101,900.00	0.05	84.99	564
TOTAL POOL	**1,403**	**214,489,843.03**	**100.00**	**79.94**	**662**

Maximum Rate	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
10.501-11.000	2	240,697.57	0.11	79.99	639
11.001-11.500	1	284,000.00	0.13	80.00	665
11.501-12.000	10	2,884,119.78	1.36	80.00	701
12.001-12.500	80	18,146,781.58	8.58	79.71	684
12.501-13.000	160	32,135,201.37	15.20	79.57	676
13.001-13.500	136	23,952,534.94	11.33	79.66	666
13.501-14.000	84	14,827,760.73	7.01	79.74	665
14.001-14.500	118	17,935,447.95	8.48	79.93	664
14.501-15.000	196	29,491,969.95	13.95	79.92	675
15.001-15.500	50	7,016,056.94	3.32	80.08	662
15.501-16.000	25	3,567,445.33	1.69	80.02	662
16.001-16.500	218	27,540,410.27	13.02	79.92	651
16.501-17.000	155	17,827,971.73	8.43	80.24	633
17.001-17.500	70	8,268,524.78	3.91	80.24	631
17.501-18.000	48	5,007,100.95	2.37	81.62	613
18.001-18.500	20	1,502,635.48	0.71	81.88	597
>18.5	10	815,339.47	0.39	85.22	581
TOTAL POOL	**1,383**	**211,443,998.82**	**100.00**	**79.93**	**662**

✕✕ RBS Greenwich Capital

Minimum Rate	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
04.501-5.000	10	2,884,119.78	1.36	80.00	701
05.001-5.500	80	18,146,781.58	8.58	79.71	684
05.001-6.000	161	32,220,609.96	15.24	79.57	676
06.001-6.500	136	23,952,534.94	11.33	79.66	666
06.501-7.000	84	14,827,760.73	7.01	79.74	665
07.001-7.500	117	17,837,097.64	8.44	79.93	664
07.501-8.000	196	29,491,969.95	13.95	79.92	675
08.001-8.500	51	7,171,345.92	3.39	80.08	661
08.501-9.000	25	3,567,445.33	1.69	80.02	662
09.001-9.500	219	27,638,760.58	13.07	79.92	651
09.501-10.000	155	17,827,971.73	8.43	80.24	633
10.001-10.500	70	8,268,524.78	3.91	80.24	631
10.501-11.000	49	5,291,100.95	2.50	81.53	616
11.001-11.500	20	1,502,635.48	0.71	81.88	597
11.501-12.000	9	713,439.47	0.34	85.25	584
>12.000	1	101,900.00	0.05	84.99	564
TOTAL POOL	**1,383**	**211,443,998.82**	**100.00**	**79.93**	**662**

Margin	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
03.501-4.000	3	438,898.98	0.21	80.00	698
04.001-4.500	77	16,624,840.18	7.86	79.61	679
04.501-5.000	225	43,200,836.36	20.43	79.70	673
05.001-5.500	200	32,561,756.81	15.40	79.78	667
05.501-6.000	152	25,412,289.95	12.02	79.71	662
06.001-6.500	126	19,649,103.11	9.29	79.92	675
06.501-7.000	169	21,057,735.12	9.96	79.89	661
07.001-7.500	158	20,269,876.44	9.59	80.23	652
07.501-8.000	121	14,604,487.43	6.91	80.32	641
08.001-8.500	85	10,617,134.59	5.02	80.57	631
08.501-9.000	42	4,805,071.36	2.27	80.85	621
09.001-9.500	22	2,002,434.60	0.95	81.32	594
09.501-10.000	3	199,533.89	0.09	85.41	565
TOTAL POOL	**1,383**	**211,443,998.82**	**100.00**	**79.93**	**662**

Prepay Term	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
0	234	25,661,672.99	11.96	79.88	646
12	29	5,775,511.34	2.69	79.25	672
21	217	53,064,626.14	24.74	79.82	675
24	507	66,413,106.07	30.96	80.08	656
33	73	16,008,347.18	7.46	79.77	672
36	343	47,566,579.31	22.18	80.03	663
TOTAL POOL	**1,403**	**214,489,843.03**	**100.00**	**79.94**	**662**

☆ RBS Greenwich Capital

Lien	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
First Lien	1,403	214,489,843.03	100.00	79.94	662
TOTAL POOL	**1,403**	**214,489,843.03**	**100.00**	**79.94**	**662**

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
341-360	1,403	214,489,843.03	100.00	79.94	662
TOTAL POOL	**1,403**	**214,489,843.03**	**100.00**	**79.94**	**662**

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
Condominium	50	6,038,312.63	2.82	79.94	670
PUD	220	40,175,507.26	18.73	79.77	659
Single Family	948	127,324,068.47	59.36	79.99	656
Townhouse	1	56,100.00	0.03	85.00	552
Two-Four Family	184	40,895,854.67	19.07	79.90	683
TOTAL POOL	**1,403**	**214,489,843.03**	**100.00**	**79.94**	**662**

Occupancy	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
Non-owner	14	833,332.94	0.39	83.14	653
Primary	1,389	213,656,510.09	99.61	79.92	663
TOTAL POOL	**1,403**	**214,489,843.03**	**100.00**	**79.94**	**662**

Loan Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
Cash Out Refinance	105	18,404,207.82	8.58	79.69	656
Purchase	1,292	194,939,584.97	90.89	79.96	663
Rate/Term Remortgage	6	1,146,050.24	0.53	80.00	677
TOTAL POOL	**1,403**	**214,489,843.03**	**100.00**	**79.94**	**662**

RBS Greenwich Capital

State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
Alabama	10	695,411.46	0.32	81.34	641
Arizona	171	23,109,528.67	10.77	79.69	658
Arkansas	1	96,699.55	0.05	80.00	561
California	306	73,995,956.53	34.50	79.76	675
Colorado	23	3,977,659.81	1.85	79.87	638
Connecticut	18	2,594,669.18	1.21	80.00	670
Delaware	2	179,945.55	0.08	78.87	639
Florida	74	9,372,089.11	4.37	80.01	667
Georgia	23	3,706,613.20	1.73	80.09	649
Idaho	15	1,349,291.80	0.63	79.66	638
Illinois	41	5,578,878.45	2.60	80.25	670
Indiana	45	3,074,192.76	1.43	81.08	621
Iowa	18	1,079,951.19	0.50	80.16	649
Kansas	31	2,750,919.35	1.28	80.87	630
Kentucky	9	658,653.95	0.31	78.86	627
Louisiana	6	894,650.28	0.42	80.28	657
Maryland	18	3,114,403.87	1.45	80.00	652
Massachusetts	80	18,821,765.44	8.78	79.97	679
Michigan	42	3,622,674.21	1.69	80.58	638
Mississippi	6	350,733.38	0.16	82.74	595
Missouri	63	4,895,644.45	2.28	81.30	630
Montana	6	1,050,068.91	0.49	80.00	691
Nebraska	17	1,379,237.13	0.64	79.92	642
Nevada	36	5,993,637.56	2.79	79.99	663
New Hampshire	4	710,966.11	0.33	80.00	689
New Jersey	11	2,385,966.67	1.11	80.00	655
New Mexico	6	1,076,442.60	0.50	71.61	644
Ohio	42	3,840,092.18	1.79	80.27	626
Oklahoma	15	1,113,050.66	0.52	79.52	641
Oregon	85	11,720,099.81	5.46	80.00	670
Pennsylvania	38	2,482,895.60	1.16	80.13	631
Rhode Island	23	3,761,861.84	1.75	79.98	669
South Dakota	4	450,088.82	0.21	83.64	597
Tennessee	4	363,610.78	0.17	86.23	573
Texas	7	611,996.65	0.29	81.13	620
Utah	24	2,613,204.10	1.22	79.74	635
Virginia	17	2,033,694.61	0.95	80.00	642
Washington	57	8,554,972.27	3.99	80.00	651
Wyoming	5	427,624.54	0.20	80.53	633
TOTAL POOL	**1,403**	**214,489,843.03**	**100.00**	**79.94**	**662**

✖RBS Greenwich Capital

Grade	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
A-	1	124,781.89	0.06	89.99	529
B	1	96,903.56	0.05	74.99	579
MS1	730	128,957,796.00	60.12	79.78	690
MS2	333	51,342,559.93	23.94	79.83	636
MS3	239	26,838,379.42	12.51	80.08	610
MS4	34	2,693,744.59	1.26	85.78	586
MS5	39	2,925,269.52	1.36	82.36	562
MS6	26	1,510,408.12	0.70	78.60	537
TOTAL POOL	1,403	214,489,843.03	100.00	79.94	662

PMI Provider	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
No MI	1,403	214,489,843.03	100.00	79.94	662
TOTAL POOL	1,403	214,489,843.03	100.00	79.94	662

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	WA-Ltv	WA-Fico
2/28 6 Mo LIBOR ARM	899	141,511,016.10	65.98	79.97	663
3/27 6 Mo LIBOR ARM	483	69,700,982.72	32.50	79.85	661
5/25 6 Mo LIBOR ARM	1	232,000.00	0.11	80.00	751
Fixed Rate	20	3,045,844.21	1.42	80.31	688
TOTAL POOL	1,403	214,489,843.03	100.00	79.94	662

Meritage Mortgage Loan Trust 2004-1

Meritage
Mortgage Corporation

$639,960,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Homeq Servicing Corporation
Servicer

Meritage Mortgage Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WAMU Capital Corp.
Co-Underwriter

✕ RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

✸✸ RBS Greenwich Capital

Meritage Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC:	115%
ARM PPC:	100%
Forward LIBOR	

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
1	1.10000	1.18500	4.63183	No	Yes
2	1.11900	1.22900	5.89136	No	Yes
3	1.13800	1.28400	5.82016	No	Yes
4	1.19500	1.35200	5.81175	No	Yes
5	1.24100	1.42800	5.70993	No	Yes
6	1.29700	1.51600	5.64974	No	Yes
7	1.36700	1.61500	5.63301	No	Yes
8	1.44800	1.72200	5.48883	No	Yes
9	1.54100	1.83800	5.45411	No	Yes
10	1.64800	1.96100	5.27731	No	Yes
11	1.76700	2.08600	5.15215	No	Yes
12	1.88600	2.21500	5.25349	No	Yes
13	2.00600	2.34300	4.90050	No	Yes
14	2.14100	2.46900	4.84310	No	Yes
15	2.26800	2.59300	4.62540	No	Yes
16	2.39400	2.71000	4.58557	No	Yes
17	2.53100	2.81700	4.34907	No	Yes
18	2.65000	2.90700	4.22338	No	Yes
19	2.75500	2.98900	4.21680	No	Yes
20	2.87400	3.06800	3.98690	No	Yes
21	2.96700	3.14600	4.00410	No	Yes
22	3.02600	3.22600	4.62460	No	Yes
23	3.06700	3.31300	4.58808	No	Yes
24	3.13000	3.41000	4.87424	No	Yes
25	3.22800	3.51100	4.67225	No	Yes
26	3.33600	3.61000	4.68402	No	Yes
27	3.44100	3.70400	4.44989	No	Yes
28	3.54200	3.79300	4.78236	No	Yes
29	3.63800	3.87500	4.55145	No	Yes
30	3.72900	3.94900	4.45357	No	Yes
31	3.81400	4.01600	4.59212	No	Yes
32	3.89200	4.07700	4.43287	No	Yes
33	3.96300	4.13300	4.90165	No	Yes
34	4.02500	4.18600	4.90324	No	Yes
35	4.07900	4.23700	4.84712	No	Yes
36	4.12400	4.28700	5.25431	No	Yes
37	4.17000	4.33800	4.93579	No	Yes
38	4.22300	4.38900	5.03732	No	Yes
39	4.27400	4.43900	4.92928	No	Yes
40	4.32500	4.48900	5.21773	No	Yes
41	4.37500	4.53800	5.01681	No	Yes
42	4.42400	4.58700	4.97245	No	Yes
43	4.47200	4.63500	5.15878	No	Yes
44	4.52000	4.68300	4.95889	No	Yes
45	4.56700	4.73200	5.13019	No	Yes
46	4.61400	4.78100	5.05781	No	Yes
47	4.66100	4.82900	5.01181	No	Yes
48	4.70700	4.87400	5.30557	No	Yes
49	4.75800	4.91700	4.96872	No	Yes
50	4.80800	4.95400	5.09902	No	Yes

RBS Greenwich Capital

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
51	4.85400	4.98600	4.91919	No	Yes
52	4.89400	5.01100	5.16207	No	Yes
53	4.92800	5.03000	4.95058	No	Yes
54	4.95700	5.04100	4.91897	No	Yes
55	4.97900	5.04600	5.09844	No	Yes
56	4.99400	5.04800	4.90371	No	Yes
57	5.00200	5.05600	5.08471	No	Yes
58	5.00300	5.07000	4.92978	No	Yes
59	4.99600	5.09100	4.93405	No	Yes
60	4.98200	5.12000	5.48607	No	Yes
61	4.99500	5.15800	4.95210	No	Yes
62	5.04000	5.20000	5.09037	No	Yes
63	5.08400	5.24100	4.89142	No	Yes
64	5.12600	5.27900	5.12792	No	Yes
65	5.16700	5.31600	4.90071	No	Yes
66	5.20500	5.35100	4.86026	No	Yes
67	5.24200	5.38400	5.05060	No	Yes
68	5.27800	5.41400	4.82839	No	Yes
69	5.31100	5.44300	5.01462	No	Yes
70	5.34200	5.46900	4.88306	No	Yes
71	5.37100	5.49200	4.86428	No	Yes
72	5.39700	5.51400	5.42621	No	Yes
73	5.42200	5.53200	4.86162	No	Yes
74	5.44400	5.54900	5.04833	No	Yes
75	5.46400	5.56200	4.86608	No	Yes
76	5.48100	5.57300	4.71595	Yes	Yes
77	5.49500	5.58100	4.51425	Yes	Yes
78	5.50700	5.58600	4.51896	Yes	Yes
79	5.51700	5.58800	4.74063	Yes	Yes
80	5.52300	5.58900	4.54888	Yes	Yes
81	5.52600	5.59100	4.77279	Yes	Yes
82	5.52700	5.59600	4.59567	Yes	Yes
83	5.52400	5.60300	4.61711	Yes	Yes
84	5.51900	5.61300	5.24682	Yes	Yes
85	5.52300	5.62600	4.66373	Yes	Yes
86	5.53800	5.64200	4.87235	Yes	Yes
87	5.55300	5.65700	4.68855	Yes	Yes
88	5.56800	5.67200	4.92975	Yes	Yes
89	5.58300	5.68700	4.73900	Yes	Yes
90	5.59800	5.70200	4.74880	Yes	Yes
91	5.61300	5.71800	4.97458	Yes	Yes
92	5.62800	5.73300	4.78993	Yes	Yes
93	5.64200	5.74800	5.01523	Yes	Yes
94	5.65700	5.76300	4.86552	Yes	Yes
95	5.67200	5.77900	4.87555	Yes	Yes
96	5.68700	5.79500	5.27874	Yes	Yes
97	5.70200	5.81000	4.91302	Yes	Yes
98	5.71700	5.82600	5.12324	Yes	Yes
99	5.73200	5.84300	4.95539	Yes	Yes
100	5.74800	5.85900	5.20356	Yes	Yes
101	5.76400	5.87600	5.02486	Yes	Yes
102	5.77900	5.89300	5.04157	Yes	Yes
103	5.79600	5.91000	5.26640	Yes	Yes
104	5.81200	5.92800	5.09476	Yes	Yes
105	5.82900	5.94600	5.31879	Yes	Yes
106	5.84600	5.96500	5.19145	Yes	Yes
107	5.86400	5.98400	5.21245	Yes	Yes

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
108	5.88100	6.00300	5.79962	Yes	Yes
109	5.90000	6.02300	5.27375	Yes	Yes
110	5.91800	6.04400	5.48445	Yes	Yes
111	5.93800	6.06500	5.33592	Yes	Yes
112	5.95700	6.08700	5.59338	Yes	Yes
113	5.97800	6.10900	5.43293	Yes	Yes
114	5.99800	6.13200	5.45849	Yes	Yes
115	6.02000	6.15500	5.68591	Yes	Yes
116	6.04200	6.17700	5.53344	Yes	Yes
117	6.06400	6.19300	5.75885	Yes	Yes
118	6.08700	6.20500	5.65480	Yes	Yes
119	6.11100	6.21200	5.68563	Yes	Yes
120	6.13600	6.21400	6.24418	Yes	Yes
121	6.14500	6.21200	5.76934	Yes	Yes
122	6.13900	6.20600	6.00099	Yes	Yes
123	6.13400	6.20100	5.88918	Yes	Yes
124	6.12900	6.19700	6.11104	Yes	Yes
125	6.12400	6.19300	6.00083	Yes	Yes
126	6.11900	6.18900	6.06089	Yes	Yes
127	6.11500	6.18600	6.27995	Yes	Yes
128	6.11100	6.18300	6.18061	Yes	Yes
129	6.10700	6.18100	6.39987	Yes	Yes
130	6.10500	6.18000	6.30153	Yes	Yes
131	6.10200	6.17900	6.36976	Yes	Yes
132	6.10000	6.17900	6.88985	Yes	Yes
133	6.09900	6.17900	6.51026	Yes	Yes
134	6.09900	6.18000	6.72857	Yes	Yes
135	6.09900	6.18200	6.65982	Yes	Yes
136	6.09900	6.18500	6.87987	Yes	Yes
137	6.10100	6.18900	6.82066	Yes	Yes
138	6.10300	6.19300	6.90378	Yes	Yes
139	6.10600	6.19900	7.12133	Yes	Yes
140	6.11000	6.20600	7.07683	Yes	Yes
141	6.11500	6.21600	7.29426	Yes	Yes
142	6.12100	6.22900	7.27634	Yes	Yes
143	6.12700	6.24300	7.37117	Yes	Yes
144	6.13500	6.26000	7.69811	Yes	Yes
145	6.14900	6.27700	7.57705	Yes	Yes
146	6.16900	6.29500	7.78591	Yes	Yes
147	6.18800	6.31200	7.79318	Yes	Yes
148	6.20600	6.32800	8.03709	Yes	Yes
149	6.22300	6.34300	8.05039	Yes	Yes
150	6.23900	6.35700	8.16911	Yes	Yes
151	6.25400	6.36900	8.39460	Yes	Yes
152	6.26800	6.38100	8.43720	Yes	Yes
153	6.28100	6.39100	8.66110	Yes	Yes
154	6.29300	6.40100	8.74664	Yes	Yes
155	6.30300	6.40900	8.89340	Yes	Yes
156	6.31300	6.41600	9.23929	Yes	Yes
157	6.32100	6.42100	9.21038	Yes	Yes
158	6.32900	6.42600	9.42891	Yes	Yes
159	6.33500	6.42900	9.54973	Yes	Yes
160	6.34000	6.43000	9.77773	Yes	Yes
161	6.34400	6.43100	9.91850	Yes	Yes
162	6.34600	6.43000	10.10782	Yes	Yes
163	6.34700	6.42800	10.32754	Yes	Yes
164	6.34700	6.42400	10.50703	Yes	Yes

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
165	6.34500	6.41900	10.72433	Yes	Yes
166	6.34200	6.41200	10.92558	Yes	Yes
167	6.33800	6.40400	10.97605	Yes	No
168	6.33200	6.39400	10.96774	Yes	No
169	6.32500	6.38300	10.95370	Yes	No
170	6.31600	6.37000	10.94434	Yes	No
171	6.30600	6.35600	10.92920	Yes	No
172	6.29500	6.34000	10.89880	Yes	No
173	6.28100	6.32200	10.89017	Yes	No
174	6.26700	6.30300	10.88198	Yes	No
175	6.25000	6.28200	10.86137	Yes	No
176	6.23200	6.26200	10.79906	Yes	No
177	6.21300	6.24700	10.72750	Yes	No
178	6.19100	6.23600	10.66716	Yes	No
179	6.16800	6.23100	10.65559	Yes	No
180	6.14400	6.23100	10.64460	Yes	No
181	6.13500	6.23600	10.57819	Yes	No
182	6.14400	6.24400	10.56546	Yes	No
183	6.15200	6.25100	10.55366	Yes	No
184	6.16000	6.25800	10.54963	Yes	No
185	6.16700	6.26500	10.53739	Yes	No
186	6.17400	6.27100	10.52485	Yes	No
187	6.18100	6.27700	10.51853	Yes	No
188	6.18700	6.28200	10.50673	Yes	No
189	6.19300	6.28700	10.49867	Yes	No
190	6.19900	6.29200	10.49846	Yes	No
191	6.20400	6.29600	10.48571	Yes	No
192	6.20800	6.29900	10.47267	Yes	No
193	6.21200	6.30300	10.46347	Yes	No
194	6.21600	6.30500	10.45082	Yes	No
195	6.21900	6.30800	10.44026	Yes	No
196	6.22200	6.30900	10.43311	Yes	No
197	6.22500	6.31000	10.41979	Yes	No
198	6.22700	6.31100	10.40631	Yes	No
199	6.22800	6.31100	10.39385	Yes	No
200	6.22900	6.31100	10.38017	Yes	No
201	6.23000	6.31000	10.36652	Yes	No
202	6.23000	6.30900	10.35254	Yes	No
203	6.22900	6.30700	10.33844	Yes	No
204	6.22800	6.30500	10.32429	Yes	No
205	6.22600	6.30200	10.30878	Yes	No
206	6.22400	6.29800	10.29421	Yes	No
207	6.22200	6.29400	10.27791	Yes	No
208	6.21900	6.29000	10.25693	Yes	No
209	6.21500	6.28500	10.24234	Yes	No
210	6.21100	6.27900	10.22781	Yes	No
211	6.20600	6.27200	10.20904	Yes	No
212	6.20100	6.26500	10.19369	Yes	No
213	6.19500	6.25800	10.17472	Yes	No
214	6.18800	6.25000	10.14651	Yes	No
215	6.18100	6.24100	10.13147	Yes	No
216	6.17400	6.23200	10.11663	Yes	No
217	6.16500	6.22100	10.09481	Yes	No
218	6.15700	6.21100	10.07875	Yes	No
219	6.14700	6.19900	10.05697	Yes	No
220	6.13700	6.18800	10.02167	Yes	No
221	6.12600	6.17500	10.00627	Yes	No

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
222	6.11500	6.16200	9.99121	Yes	No
223	6.10300	6.14800	9.96658	Yes	No
224	6.09000	6.13300	9.95030	Yes	No
225	6.07700	6.11800	9.92653	Yes	No
226	6.06300	6.10200	9.88451	Yes	No
227	6.04900	6.08500	9.86948	Yes	No
228	6.03300	6.06800	9.85495	Yes	No
229	6.01700	6.04900	9.82772	Yes	No
230	6.00100	6.03100	9.81118	Yes	No
231	5.98300	6.01100	9.78506	Yes	No
232	5.96500	5.99100	9.73644	Yes	No
233	5.94700	5.97000	9.72142	Yes	No
234	5.92700	5.94800	9.70703	Yes	No
235	5.90700	5.92500	9.67724	Yes	No
236	5.88600	5.90400	9.66046	Yes	No
237	5.86500	5.88500	9.63292	Yes	No
238	5.84200	5.87000	9.58268	Yes	No
239	5.81900	5.85700	9.56792	Yes	No
240	5.79500	5.84800	9.55388	Yes	No
241	5.78100	5.84200	9.52988	Yes	No
242	5.77700	5.83800	9.51469	Yes	No
243	5.77300	5.83400	9.49558	Yes	No
244	5.76900	5.83000	9.47018	Yes	No
245	5.76500	5.82600	9.45614	Yes	No
246	5.76100	5.82200	9.44226	Yes	No
247	5.75700	5.81700	9.42549	Yes	No
248	5.75300	5.81300	9.41118	Yes	No
249	5.74900	5.80900	9.39489	Yes	No
250	5.74500	5.80500	9.37414	Yes	No
251	5.74100	5.80000	9.36019	Yes	No
252	5.73700	5.79600	9.34639	Yes	No
253	5.73300	5.79200	9.32979	Yes	No
254	5.72800	5.78700	9.31556	Yes	No
255	5.72400	5.78300	9.29936	Yes	No
256	5.72000	5.77900	9.27869	Yes	No
257	5.71600	5.77400	9.26486	Yes	No
258	5.71200	5.77000	9.25117	Yes	No
259	5.70700	5.76600	9.23469	Yes	No
260	5.70300	5.76100	9.22060	Yes	No
261	5.69900	5.75700	9.20462	Yes	No
262	5.69400	5.75200	9.18411	Yes	No
263	5.69000	5.74800	9.17043	Yes	No
264	5.68600	5.74400	9.15689	Yes	No
265	5.68100	5.73900	9.14057	Yes	No
266	5.67700	5.73500	9.12667	Yes	No
267	5.67300	5.73000	9.11087	Yes	No
268	5.66900	5.72600	9.09107	Yes	No
269	5.66400	5.72100	9.07757	Yes	No
270	5.66000	5.71700	9.06422	Yes	No
271	5.65600	5.71200	9.04821	Yes	No
272	5.65100	5.70800	9.03451	Yes	No
273	5.64700	5.70400	9.01910	Yes	No
274	5.64300	5.69900	8.99955	Yes	No
275	5.63800	5.69500	8.98628	Yes	No
276	5.63400	5.69000	8.97316	Yes	No
277	5.63000	5.68600	8.95758	Yes	No
278	5.62500	5.68200	8.94415	Yes	No

�%RBS Greenwich Capital

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
279	5.62100	5.67700	8.92901	Yes	No
280	5.61700	5.67300	8.91020	Yes	No
281	5.61200	5.66800	8.89719	Yes	No
282	5.60800	5.66400	8.88433	Yes	No
283	5.60400	5.66000	8.86912	Yes	No
284	5.60000	5.65600	8.85598	Yes	No
285	5.59500	5.65100	8.84128	Yes	No
286	5.59100	5.64700	8.82302	Yes	No
287	5.58700	5.64300	8.81030	Yes	No
288	5.58300	5.63800	8.79772	Yes	No
289	5.57900	5.63400	8.78291	Yes	No
290	5.57400	5.63000	8.77009	Yes	No
291	5.57000	5.62600	8.75586	Yes	No
292	5.56600	5.62200	8.73836	Yes	No
293	5.56200	5.61800	8.72596	Yes	No
294	5.55800	5.61400	8.71370	Yes	No
295	5.55400	5.61000	8.69947	Yes	No
296	5.55000	5.60500	8.68700	Yes	No
297	5.54600	5.60100	8.67318	Yes	No
298	5.54200	5.59800	8.65645	Yes	No
299	5.53800	5.59400	8.64439	Yes	No
300	5.53400	5.59000	8.63247	Yes	No
301	5.53000	5.58600	8.61867	Yes	No
302	5.52700	5.58200	8.60657	Yes	No
303	5.52300	5.57800	8.59332	Yes	No
304	5.51900	5.57400	8.57717	Yes	No
305	5.51500	5.57100	8.56547	Yes	No
306	5.51200	5.56700	8.55389	Yes	No
307	5.50800	5.56300	8.54061	Yes	No
308	5.50400	5.56000	8.52891	Yes	No
309	5.50100	5.55600	8.51615	Yes	No
310	5.49700	5.55300	8.50112	Yes	No
311	5.49400	5.54900	8.48979	Yes	No
312	5.49000	5.54600	8.47858	Yes	No
313	5.48700	5.54200	8.46589	Yes	No
314	5.48300	5.53900	8.45458	Yes	No
315	5.48000	5.53600	8.44238	Yes	No
316	5.47700	5.53300	8.42808	Yes	No
317	5.47400	5.52900	8.41713	Yes	No
318	5.47000	5.52600	8.40630	Yes	No
319	5.46700	5.52300	8.39419	Yes	No
320	5.46400	5.52000	8.38328	Yes	No
321	5.46100	5.51700	8.37158	Yes	No
322	5.45800	5.51400	8.35799	Yes	No
323	5.45500	5.51100	8.34743	Yes	No
324	5.45200	5.50900	8.33697	Yes	No
325	5.45000	5.50600	8.32542	Yes	No
326	5.44700	5.50300	8.31492	Yes	No
327	5.44400	5.50100	8.30381	Yes	No
328	5.44200	5.49800	8.29120	Yes	No
329	5.43900	5.49600	8.28101	Yes	No
330	5.43600	5.49300	8.27091	Yes	No
331	5.43400	5.49100	8.25991	Yes	No
332	5.43200	5.48900	8.24980	Yes	No
333	5.42900	5.48600	8.23914	Yes	No
334	5.42700	5.48400	8.22730	Yes	No
335	5.42500	5.48200	8.21745	Yes	No

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
344	5.40800	5.46700	8.12746	Yes	No
345	5.40700	5.46600	8.11760	Yes	No
346	5.40500	5.46400	8.10699	Yes	No
347	5.40400	5.46300	8.09744	Yes	No
348	5.40300	5.46200	8.08784	Yes	No
349	5.40200	5.46100	8.07770	Yes	No
350	5.40000	5.46000	8.06778	Yes	No
351	5.39900	5.45900	8.05740	Yes	No
352	5.39900	5.45900	8.04631	Yes	No
353	5.39800	5.45800	8.03511	Yes	No
354	5.39700	5.45800	8.02281	Yes	No
355	5.39600	5.45700	8.00809	Yes	No
356	5.39600	5.45700	7.98907	Yes	No
357	5.39500	5.45600	7.97377	Yes	No
358	5.39500	5.45600	8.11883	Yes	No
359	5.39500	5.45600	8.03069	Yes	No
360	5.39400	5.45600	8.02121	Yes	No